As submitted confidentially to the U.S. Securities and Exchange Commission on [  ], 2022. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on [●], 2022

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CGL LOGISTICS HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4731	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1805, 18F, Tower 1, Ever Gain Plaza,

88 Container Port Road

Kwai Chung, New Territories, Hong Kong

Telephone: +852 2136 6013

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite Street, Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 Telephone: (646) 861-7891

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated [●], 2022

PRELIMINARY PROSPECTUS

CGL Logistics Holdings Limited

4,000,000 Ordinary Shares

and

1,000,000 Ordinary Shares offered by the Selling Shareholder

This is an initial public offering of our ordinary shares, US$0.0001 par value per share (the “Ordinary Shares”). We are offering, on a firm commitment engagement basis, 4,000,000 Ordinary Shares. The Selling Shareholder (as defined herein) is offering 1,000,000 Ordinary Shares to be sold in the offering pursuant to this prospectus. We will not receive any proceeds from the sale of the 1,000,000 Ordinary Shares to be sold by the Selling Shareholder. We anticipate that the initial public offering price of the Ordinary Shares will be between US$[●] and US$[●] per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol CGL. This offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying our Ordinary Shares.

CGL Logistics Holdings Limited (the “Company” or “we,” “us” or “our”) is a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of our own, we conduct our operations in Hong Kong through our subsidiaries, China Global Lines Limited (“CGL”) and Trillion Power Logistics Limited (“Trillion”), both incorporated in Hong Kong), and in the People’s Republic of China (“China” or the “PRC”) through CGL Flying Fish Logistics (Beijing) Limited (“Flying Fish (BJ)”) and CGL Flying Fish Logistics (Shanghai) Ltd., (“Flying Fish (SH)”), both incorporated in the PRC (collectively, the “Operating Subsidiaries”). The Ordinary Shares offered in this offering are shares of the Company, a Cayman Islands holding company, and not shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Operating Subsidiaries.

Since our business operations are conducted in China and Hong Kong through our Operating Subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene in or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” on page 21 of this prospectus for more information.

Investing in our Ordinary Shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through the Operating Subsidiaries established in China and Hong Kong. We directly hold equity interests in our Operating Subsidiaries in China and Hong Kong, and we do not currently use a variable interest entity (“VIE”) structure.

We are subject to legal and operational risks associated with having certain of our Operating Subsidiaries’ operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. We may be subject to these regulatory actions or statements. Although we have not engaged in any monopolistic behavior, our business does involve the collection of user data and may implicate cybersecurity reviews. We currently expect that these new regulations may have an impact on our Operating Subsidiaries or this offering. As of the date of this prospectus, no effective laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for our overseas listing plan, nor has our Company or any of our Operating Subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the potential impact that such modified or new laws and regulations will have on our daily business operations, or on our ability to accept foreign investments and list on a U.S. exchange, is highly uncertain. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may, in the future, promulgate laws, regulations or implementing rules that require our Company, or any of our subsidiaries, to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors” beginning on page 24 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Ordinary Shares.

Although Hong Kong is a Special Administrative Region and dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If we were to be found in violation of either of these laws, our Hong Kong Operating Subsidiary’s operations may be restricted and it may be required or elect to make changes to its operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the Company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. The SEC adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report. The Determination Report does not include our auditor, JP Centurion & Partners PLT, which is based in Malaysia, is registered with the PCAOB and is subject to PCAOB inspection. However, in the event that our auditor’s work papers may, in the future, become located in China or Hong Kong or it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. In the event that the AHFCAA becomes law and our auditor is not subject to PCAOB inspections, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange. See “Risk Factors — Risks Related to Doing Business in China and Hong Kong — Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.”

As a holding company, we will rely on dividends and other distributions on equity paid by our PRC or Hong Kong Operating Subsidiaries for our cash and financing requirements. If our PRC or Hong Kong Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Moreover, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or Hong Kong government on the ability to transfer cash. However, none of our Operating Subsidiaries have made any dividends or other distributions to our holding company as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC or Hong Kong Operating Subsidiaries via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, we have not paid any dividends or made any distributions to U.S. investors.

As of the date of this prospectus, there have been no cash flows between our Cayman Islands holding company and any of our Subsidiaries or Operating Subsidiaries. Funds are transferred among our Subsidiaries for working capital purposes. The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision), (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Operating Subsidiaries’ ability to transfer cash between subsidiaries. We intend to conduct regular review and management of all of our Subsidiaries’ and Operating Subsidiaries’ cash transfers and report to our board of directors.

Upon completion of this offering, our issued and outstanding shares will consist of 19,000,000 Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or 19,750,000 Ordinary Shares, assuming the over-allotment option is exercised in full. As of the date of this prospectus, Fook Star International Holding Limited, a British Virgin Islands international business company (“Fook Star”) owns 100% of our Ordinary Shares. We will be a controlled company as defined under Nasdaq Marketplace Rule 5615(c) because, immediately after the completion of this offering, Byron Lee, our controlling shareholder, Chairman, executive director and Chief Executive Officer, through his ownership of 100% of the outstanding shares of Fook Star, will own 73.68% of our total issued and outstanding Ordinary Shares, representing 73.68% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or 70.89% of our total issued and outstanding Ordinary Shares, representing 70.89% of the total voting power, assuming that the over-allotment option is exercised in full.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total(4)(5)
Initial public offering price(1)	US$	[●]	US$	[●]
Underwriting discounts and commissions(2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses(3)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholder	US$	[●]	US$	[●]

(1) Initial public offering price per share is assumed to be US$[●].

(2) We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 143.

(3) Excludes fees and expenses payable to the underwriters and other expenses of this offering. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Related to This Offering” on page 138.

(4) Assumes that the underwriters do not exercise any portion of their over-allotment option.

(5) Includes US$[●] gross proceeds from the sale of 4,000,000 Ordinary Shares offered by the Company and US$[●] gross proceeds from the sale 1,000,000 Ordinary Shares offered by the Selling Shareholder.

We have granted the underwriters an option, exercisable from time to time in whole or in part, to purchase up to 750,000 additional Ordinary Shares from us at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[●], and the total proceeds to us, before expenses, will be US$[●].

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares to the purchasers against payment on or about [●], 2022.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus is a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

REVERE SECURITIES LLC

The date of this prospectus is [●], 2022.

Until ______, 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

1

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholder nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, the Selling Shareholder nor the underwriters take responsibility for, or provide any assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the Selling Shareholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

For the purpose of undertaking a public offering of its Ordinary Shares, effective June 9, 2022, the Company engaged in a series of re-organizing transactions resulting in 15,000,000 Ordinary Shares issued to Fook Star which have been retroactively restated to the beginning of the first period presented herein.

Financial Information in U.S. Dollars

Our reporting currency is the US dollar. For the purpose of presenting these financial statements of subsidiaries using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8271, 7.7849 and 7.7498 as of March 31, 2022, September 30, 2021 and September 30, 2020, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8003, 7.7563, 7.7640 and 7.7728 for the six months ended March 31, 2022 and 2021, and the years ended September 30, 2021 and 2020, respectively. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

2

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and in this section of the prospectus.

Important factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to, regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

●	our Operating Subsidiaries’ business strategies, operating plans and business prospects;

●	our Operating Subsidiaries’ capital commitment plans and funding requirements;

●	our ability to effectuate and manage our Operating Subsidiaries’ planned business expansion;

●	our Operating Subsidiaries’ ability to attract customers and maintain customer loyalty;

●	our Operating Subsidiaries’ ability to maintain good relationships with their cargo space providers and other logistics service providers;

●	our Operating Subsidiaries’ ability to retain senior management team members and recruit qualified and experienced new team members;

●	our Operating Subsidiaries’ ability to maintain their competitiveness and operational efficiency;

●	our Operating Subsidiaries’ prospective financial conditions;

●	general economic market and business and financial conditions in Hong Kong, the PRC and globally;

●	laws, regulations and rules for the freight forwarding and other logistics industry in Hong Kong, the PRC and globally;

●	future trends, developments and conditions in the freight forwarding and other logistics industry in Hong Kong, the PRC and globally;

●	certain statements in ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ with respect to trends in prices, volumes and operations;

●	our ability to execute strategies for our Operating Subsidiaries;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which our Operating Subsidiaries operate, and to client demands, trends and preferences;

●	exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our Operating Subsidiaries’ business;

●	changes in interest rates or rates of inflation;

●	legal, regulatory and other proceedings arising out of our Operating Subsidiaries’ operations; and

●	other factors that are described in “Risk Factors.”

3

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various research and other publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for freight forwarding services may not grow at the rate projected by such market data, or at all. Failure of our industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“Airway bill” means a non-negotiable document that applies to shipment by air freight, serving as a contract between the shipper and the air freight carrier, a receipt by the carrier for goods shipped and evidence of the contract between the shipper and the carrier for carriage of goods over routes of the carrier.

“Articles of Association” means the amended and restated memorandum and articles of association of our Company adopted on April 26, 2022, and as further supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our Registration Statement filed with the SEC on [●].

“ASEAN” means the Association of Southeast Asian Nations.

“Bill of lading” means a document that applies to shipment by sea freight, serving as a contract between the shipper and the sea freight carrier, a receipt by the carrier for goods shipped and a document of title to the goods which evidences the contract between the shipper and the carrier for carriage of goods over routes of the carrier.

“Block space arrangement(s)” means arrangement(s) under which the marketing carrier purchases a pre-agreed quantity of cargo space from the operating carrier and sells that space under its own code, under which unsold cargo space will be subject to penalty by the operating carrier.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means the British Virgin Islands.

“CAGR” means compound annual growth rate.

“CBM” means cubic meter.

“Carrier” means the individual or organization who transports passengers or goods for a profit.

4

“CGL” means China Global Lines Limited, a private company limited by shares incorporated on October 24, 1996 under the laws of Hong Kong and one of our Operating Subsidiaries conducting business operations in Hong Kong.

“CGLH” means China Global Lines Holding Limited, a British Virgin Islands business company incorporated on November 16, 2016 and a holding company not conducting any business operations.

“CGL Holding” means CGL Holding Ltd., a British Virgin Islands business company incorporated on November 19, 2008 and a holding company not conducting any business operations.

“Co-loading” means the practice of transferring or co-loading our Operational Subsidiaries’ on-hand business from customers to other freight forwarders who offer good services and competitive rates to particular destinations.

“Company” or “we” or “us” or “our” means CGL Logistics Holdings Limited, an exempted company limited by shares incorporated on March 3, 2022 under the laws of the Cayman Islands.

“Companies Act” means the Companies Act (as revised) of the Cayman Islands, as amended, supplemented and/or otherwise modified from time to time.

“Companies Ordinance” means the Companies Ordinance (Chapter 622 of the laws of Hong Kong) as amended, supplemented or otherwise modified.

“Consignee” means one to whom a consignment is made, i.e. the person named in the bill of lading to whom or to whose order the bill promises delivery.

“Consignor” or “shipper” means a person or firm (usually the seller of goods to be transported) named in the shipping documents as the party responsible for initiating a shipment to a consignee (usually the buyer of goods to be transported) named in the shipping documents.

“Consignment(s)” means goods or property sent by the aid of a common carrier from one person in one place to another person in another place.

“Consolidation” means the process by which a number of consignments of goods of different weights, volumes and sizes are grouped together into a single consignment for carriage in order to maximize utilization of cargo space on an aircraft or a vessel.

“Controlling Shareholder(s)” means for the purposes of our Company, Mr. Byron Lee, individually, and Fook Star International Holding Limited, as a group, where the context requires.

“Covid-19” means the Coronavirus Disease 2019.

“CSA(s)” means cargo sales agent(s) appointed by an airline which typically non-exclusively authorizes such sales agents in a region or territory where that airline has a principal place of business or representative office in relation to that airline’s cargo freight forwarding business, to deliver cargo to that airline, who will then offer air freight services to such agent and where term refers to the business undertaken by such an agent, it stands for cargo sales agency.

“EIT Law” or “EIT Rules” means the Enterprise Income Tax Law of the People’s Republic of China.

“EU” means the European Union.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Flying Fish (BJ)” means CGL Flying Fish Logistics (Beijing) Limited, a limited liability company incorporated on September 8, 2021 under the laws of the PRC, which is one of our Operating Subsidiaries conducting business operations in the PRC.

“Flying Fish (SH)” means CGL Flying Fish Logistics (Shanghai) Ltd, a limited liability company established on November 30, 2004 under the laws of the PRC, which is one of our Operating Subsidiaries conducting business operations in the PRC and has six branches in the PRC.

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“Fook Star” means Fook Star International Holding Limited, a British Virgin Islands business company incorporated on November 14, 2016, which is a holding company not conducting any business operations owning the total issued and outstanding shares of the Company, and whose total issued and outstanding shares are owned by Mr. Byron Lee, a Controlling Shareholder.

“Freight forwarders(s)” means one(s) who accepts bookings, consolidates shipments and performs or provides total logistics services. A freight forwarder may act as a principal or as an agent. As a principal, the freight forwarder assumes responsibility for the transportation of goods from the place of receipt to the place of delivery by issuing its own house bill of lading to individual shippers who desire to ship goods by air, sea, rail or road, or by providing ancillary logistics service whereby it provides port-to-port or door-to-door logistics services to satisfy the requirements of the client. As an agent, the freight forwarder is entrusted by shippers and consignees to handle transportation of goods, or related business, in the names of the shippers and consignees offering logistic services.

“Group,” “our Group,” “we,” “us,” or “our” means our holding companies and their subsidiaries or any of them, or where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“GSA” means a General Sales Agent for this freight forwarding industry who is generally responsible for selling cargo space.

“Hong Kong dollars” or “HKD” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

“Hong Kong Operating Subsidiaries” means Trillion and CGL.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“ISO 9001” means the standards set by the International Organization for Standardization for a quality management system where an organization is required to demonstrate its ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements and aims to enhance customer satisfaction.

“IT” means information technology.

“kg” means kilogram.

“NASDAQ Markets” mean an online global electronic marketplace for buying and selling securities, which operates 25 markets, one clearinghouse and five central securities depositories in the United States and Europe.

“NVOCC” means non-vessel operating common carrier.

“Operating Subsidiaries” means Flying Fish (BJ), Flying Fish (SH), Trillion and CGL.

“PRC” or “China” means the People’s Republic of China.

“Pallet” means a flat transport structure that serves as the structural foundation of a unit load, which allows handling and storage efficiencies.

“Palletization” means a process by which goods are bundled together on a pallet in order to facilitate a mechanical handling of stacked goods.

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“Pick and pack” means part of a complete supply chain management process that is commonly used in, but not limited to, the retail distribution of goods. It entails processing small to large quantities of product, picking the relevant product for each destination and re-packaging with shipping label affixed and invoice included.

“PRC” means the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan.

“PRC Operating Subsidiaries” means Flying Fish (BJ) and Flying Fish (SH).

“Principal Shareholder” means Fook Star International Holding Limited, a company beneficially owned 100% by Mr. Byron Lee, our Chairman, Executive Director and Chief Executive Officer.

“RCEP” means Regional Comprehensive Economic Partnership, a free-trade agreement between the 10 member states of the Association of Southeast Asian Nations (ASEAN) and its five Free Trade Agreement (FTA) partners, Australia, China, Japan, New Zealand and the Republic of Korea.

“Reorganization” means the reorganization arrangements undertaken by our Group in preparation for the listing on the NASDAQ Market, which are described in more detail in “History and Corporate Structure” in this prospectus.

“RMB” means Renminbi, the lawful currency of the PRC.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Selling Shareholder” means Fook Star International Holding Limited, a company beneficially owned 100% by Mr. Byron Lee, our Chairman, Executive Director and Chief Executive Officer.

“Share Option Scheme” means the share option scheme of our Company conditionally adopted on [●], the principal terms of which are summarized in “Principal Shareholders – Share Option Scheme” in this prospectus.

“Subsidiaries” means CGLH and CGL Holding, both of which are holding companies not conducting any business operations.

“Trillion” means Trillion Power Logistics Limited, a limited liability company incorporated on March 6, 2019 under the laws of Hong Kong, which is one of our Operating Subsidiaries conducting warehouse business operations in Hong Kong.

“UN” means the United Nations

“US$,” “$” or “USD” means United States dollar(s), the lawful currency of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Unless otherwise stated, all references to “us,” “our,” “we,” the “Company,” and similar designations refer to CGL Logistics Holdings Limited, a Cayman Islands exempted company limited by shares.

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Overview and Corporate History

We are a freight forwarding company founded in Hong Kong with over 20 years of history and, through our Operating Subsidiaries, we are principally engaged in providing freight forwarding services. Our Group’s history began approximately in 1999 when CGL, our primary Operating Subsidiary in Hong Kong, was founded by Mr. Byron Lee, our Chairman, Executive Director and Chief Executive Officer, and his spouse, Ms. Cheng. CGL commenced its freight forwarding business with a focus on providing international sea freight services between China and European countries.

In November 2004, Flying Fish (SH), our second Operating Subsidiary, was formed under the laws of the PRC and established our first PRC office in Shanghai to provide international freight forwarding services primarily in Shanghai and Jiangsu province. Between November 2005 and June 2021, Flying Fish (SH) established six more branches in the PRC to provide international freight forwarding services to and among other cities and areas, including Shanghai, Guangdong province, Fujian province, Zhejiang province, Shandong province, and in June 2021, its branch in Beijing, which has been opened but as of the date of this prospectus not yet conducting business. An additional branch is further planned for establishment in Jiangmen.

In March 2019, Trillion, our third Operating Subsidiary, was established in Hong Kong to provide warehousing business operations in Hong Kong. In September 2021, Flying Fish (BJ), our fourth Operating Subsidiary, was established to conduct further business operations in Beijing. Together, CGL, Flying Fish (SH), Flying Fish (BJ) and Trillion are our “Operating Subsidiaries.”

The use of a variable interest entity (“VIE”) to circumvent restrictions on foreign ownership is a longstanding industry practice and well known to officials and regulators in China; however, VIEs are not formally recognized under Chinese law. Recently, the government of China provided new guidance to and placed restrictions on China-based companies raising capital offshore, including through VIE structures. Although the China Securities Regulatory Commission published that they do not object to the use of VIE structures for Chinese companies to raise capital from non-Chinese investors, there is no guarantee that the Chinese government or a Chinese regulator will not otherwise interfere with the operation of VIE structures. We do not utilize a VIE structure.

Reorganization

Effective June 9, 2022, our Group completed a reorganization to consolidate its business operations in Hong Kong and the PRC into an offshore corporate holding structure to expand our freight forwarding operations, strengthen ancillary logistics services operations and in anticipation of listing on a recognized securities market. The Company was incorporated on March 3, 2022. The Reorganization resulted in the corporate structure as set forth in the chart below. The primary reason for this offering and our listing on the Nasdaq Market is to allow us to raise funds to strengthen our market position and to further expand our market share. The net proceeds from the offering will be used for, among other things: (i) to expand our Operating Subsidiaries’ office network in the PRC to increase market penetration; (ii) to further expand our cargo sales agents (“CSA”) arrangements in order to further develop the market for our Operating Subsidiaries’ freight forwarding services; (iii) to develop e-business by leveraging our Operating Subsidiaries’ current network in Hong Kong and the PRC; (iv) to lease more warehousing space to further develop our Operating Subsidiaries’ warehousing business; (v) to enhance our IT systems; and (vi) to repay loans made to us by the banks. We believe that a public listing status will also enhance our corporate profile to the general public and potential clients and investors. For details, please refer to the section headed “Use of Proceeds” on page 55 of this prospectus and “History and Corporate Structure” on page 72 of this prospectus.

The major steps of the Reorganization were as follows:

(i)	incorporation on March 3, 2022 of CGL Logistics Holdings Limited in the Cayman Islands as an exempted company with limited liability with an authorized share capital of $30,300.00 consisting of 303,000,000 shares of a nominal or par value of US$0.0001 each; at incorporation, one share was issued as fully paid to the nominee of the secretarial company engaged by us, and such share was subsequently transferred to Fook Star on March 3, 2022;

(ii)	on April 26, 2022, we acquired from Fook Star the entire issued share capital of CGL Holding and CGLH at a consideration of two new Ordinary Shares issued by us; upon completion of the acquisition, CGL Holding and CGLH became the directly wholly-owned subsidiaries of the Company and indirectly wholly-owned by Mr. Byron Lee; and

(iii)	on June 9, 2022, we issued 14,999,997 Ordinary Shares at a par value of US$0.0001 for aggregate consideration of US$1,499.99 to Fook Star at the beginning of the first period presented herein, thus making us a wholly-owned subsidiary of Fook Star.

Therefore, as a result of the Reorganization and as of the date of this prospectus: (i) Fook Star, a holding company incorporated in the British Virgin Islands that is 100% owned by Mr. Byron Lee, owns 100% of our Company, (ii) our Company is a holding company and owns 100% of CGL Holding and CGLH, (iii) CGL Holding owns 100% of Flying Fish (SH), (iv) CGLH owns 100% of CGL, and (vi) CGL owns 100% of CGL Flying Fish (BJ) and 51% of Trillion. We do not utilize a variable interest entity (“VIE”) structure.

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The following chart sets forth our corporate structure as a result of the Reorganization and as of the date of this prospectus.

Purchasers in this offering are buying shares of CGL Logistics Holdings Limited (“Company”), a Cayman Islands company, whereas all of our operations are conducted through our Operating Subsidiaries. At no time will the Company’s shareholders directly own shares of the Operating Subsidiaries.

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Business of the Operating Subsidiaries

Our Operating Subsidiaries have an aggregate of over twenty years of operating history. Our headquarters is based in Hong Kong and our Operating Subsidiaries operate seven offices located in Beijing and various coastal cities in the PRC from which they provide regional and international freight forwarding services to their customers. Our Operating Subsidiaries’ freight forwarding services to their customers comprise sea freight forwarding, air freight forwarding and rail freight forwarding. Our Operating Subsidiaries also offer and provide ancillary logistics services, which include trucking services, warehousing services and customs clearance/declaration to their customers as standalone services.

Our mission is to be an industry leader in providing regional and international freight forwarding services.

Competitive Advantages

Our Operating Subsidiaries have a long and proven track record in the freight forwarding services industry in Hong Kong and China.

According to industry analysts, the freight forwarding logistics industry in the PRC is considered to be highly fragmented. As of December 31, 2021, there were approximately 15,000 ocean freight forwarding service providers, approximately 5,500 air freight forwarding service providers and approximately 30,000 land freight forwarding service providers in the PRC. The leading companies are primarily state-owned and a majority of them possess their own fleet giving them greater bargaining power and transportation capacity. Apart from these larger players, there are many small and medium sized enterprises operating in the industry. See “Industry Overview” on page 75 of this prospectus.

According to the same industry analysts, the freight forwarding logistics industry in Hong Kong is also considered to be highly fragmented. As of December 31, 2021, there were approximately 1,300 air freight forwarding service providers and approximately 2,300 ocean freight forwarding service providers in Hong Kong. The leading participants in the industry were mainly multinational corporations and PRC companies that either possess their own transportation fleets or have long-term relationships with large international carriers.

There are several key success factors required for companies to thrive in such a competitive and fragmented market, namely: (i) well-established partnerships with upstream carriers, such as airlines and shipping lines; (ii) expert knowledge regarding different downstream industries; and (iii) provision of tailored value added services.

We believe that our Operating Subsidiaries possess all of the above factors for success. We also believe that our Operating Subsidiaries’ specific competitive strengths have enabled and will continue to enable them to differentiate themselves from their competitors and operate competitively in the freight forwarding market. Our Operating Subsidiaries’ key competitive advantages are: (i) their ability to provide quality and reliable freight forwarding and logistics services; (ii) their diversified customer base; (iii) their stable working relationships with suppliers; (iv) their established reputations and proven track records of over 20 years in the freight forwarding services industry; and (v) their experienced and dedicated management teams. To remain competitive, our Operating Subsidiaries strive to provide reliable, cost effective, tailor-made logistics solutions to their customers. Led by experienced management teams and in conjunction with their freight forwarding networks, we believe our Operating Subsidiaries are capable of efficiently forwarding goods of various types and sizes worldwide while at the same time providing ancillary logistics services to customers.

Our Operating Subsidiaries’ freight forwarding services to their customers during the six months ended March 31, 2022, the six months ended March 31, 2021, the fiscal year ended September 30, 2021 and the fiscal year ended September 30, 2020 comprised sea freight forwarding, air freight forwarding and rail freight forwarding. Our Operating Subsidiaries also provided and offered ancillary logistics services, which included trucking services, warehousing services and customs clearance/declaration to their customers as standalone services during the six months ended March 31, 2022, the six months ended March 31, 2021, the fiscal year ended September 30, 2021 and the fiscal year ended September 30, 2020. A breakdown of the revenue of our Operating Subsidiaries by segment is as follows:

	Six Months Ended March 31, 2022 Revenue		Six Months Ended March 31,2021 Revenue		Fiscal Year ended September 30, 2021 Revenue		Fiscal Year Ended September 30, 2020 Revenue
	US$	%	US$	%	US$	%	US$	%
Air freight forwarding	6,489,338	14.4%	5,984,095	20.9%	12,005,579	14.2%	20,455,116	46.5%
Sea freight forwarding	34,989,068	77.77%	20,340,053	71.2%	66,507,517	78.7%	20,060,114	45.6%
Rail freight forwarding	535,633	1.2%	125,590	0.4%	1,027,388	1.2%	277,848	0.6%
Ancillary logistics(1)	3,032,653	6.7%	2,133,726	7.5%	5,000,160	5.9%	3,222,154	7.3%
Total	45,046,692	100%	28,583,464	100%	84,540,644	100%	44,015,232	100%

(1)The amounts represent the combined ancillary logistics services, which is part of freight forwarding services, such as trucking services, warehousing services and customs and clearance/declaration.

Please refer to “Business” in this prospectus for further details of our Operating Subsidiaries’ competitive strengths.

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Our Operating Subsidiaries provide and maintain quality business operations.

We believe that our Operating Subsidiaries’ emphasis on providing quality and reliable freight forwarding and ancillary logistics services has enabled them to retain existing customers and obtain new customers through referrals. Effective communication between customers and our Operating Subsidiaries’ staff allows them to obtain all necessary information in relation to a customer’s requirements prior to an order being placed. Such information includes: (i) the port of origin and destination of the customer’s goods; (ii) the mode of freight transport; (iii) the type and number of goods involved; (iv) the estimated time required for delivery; and (v) where applicable, any ancillary logistics services required. We believe that our Operating Subsidiaries’ proven track record with customers and their satisfaction with our Operating Subsidiaries’ quality of services are reflected in the revenue attributable to their customers who have placed orders with our Operating Subsidiaries on more than one occasion.

Our Operating Subsidiaries have been accredited with the ISO 9001: 2015 certification since May 2016, which is assessed annually by IMSM and is a benchmark of the quality of their management and recognition that our Operating Subsidiaries are serious about delivering quality services to their customers. Our Operating Subsidiaries passed the ISO 9001: 2015 assessment for May 2018 and their current ISO 9001: 2015 accreditation will be valid until May 2023, which will be renewed annually. Our directors believe that this certificate, together with our Operating Subsidiaries’ proven track records, can boost their customers’ confidence and trust in the services offered by our Operating Subsidiaries.

Our Operating Subsidiaries maintain a diversified customer base.

Our Operating Subsidiaries maintain a diversified customer base. Over the years, our Operating Subsidiaries have established a customer base by building relationships with freight forwarder customers from various regions around the world and direct customers from a spectrum of industries, such as publishing, watches, wearing apparel and clothing accessories, agricultural products and electronics products. Our Operating Subsidiaries’ diversified customer base allows them to minimize the risk of any adverse effects to their freight forwarding businesses should any particular industry or country experience a downturn.

During the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries served approximately 3,200, 4,100 and 3,500 customers, respectively. Revenue attributable to repeat customers accounted for approximately 96.3%, 98.3% and 97.7%, respectively, of our total revenue for the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, respectively. We believe that such revenue contribution was due to the quality and reliability of our Operating Subsidiaries’ services and their ability to provide tailor-made logistics solutions to their customers. We believe that such repeat customers exhibit our Operating Subsidiaries’ customers’ loyalty and recognition towards their services and we believe it is also a reflection of the quality of our Operating Subsidiaries’ services.

Our Operating Subsidiaries have stable relationships with their major suppliers.

Our management believes that one of the key factors to our Operating Subsidiaries’ continued success in the freight forwarding industry is their stable working relationships with suppliers, such as shipping lines, airlines and train operators as well as with other freight forwarders and logistics service providers. Our Operating Subsidiaries have maintained business relationships with their top five suppliers during the six months ended March 31, 2022, the fiscal years ended September 30, 2021 and 2020 for a range of over three years to over twelve years.

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For the six months ended March 31, 2022, two vendors accounted for 6.2% and 5.9% of total cost of sales. For the fiscal year ended September 30, 2021, one vendor accounted for 5.4% of the total cost of sales. For the fiscal year ended September 30, 2020, three vendors accounted for 12.7%, 8.1% and 5.8% of the total cost of sales. No other vendors account for more than 5% of the total cost of sales for the six months ended March 31, 2022 or the fiscal years ended September 30, 2021 or 2020.

As of March 31, 2022, three vendors accounted for 17.9%, 8.7% and 5.1% of the total balance of account payables. As of September 30, 2021, two vendors accounted for 7.5% and 6.2%, respectively, of the total balance of accounts payable. As of September 30, 2020, three vendors accounted for 18.7%, 14.0% and 5.8%, respectively, of the total balance of accounts payable. No other vendors account for more than 5% of the accounts payable as of March 31, 2022, September 30, 2021 and 2020, respectively.

We are not dependent upon any single supplier.

Our Operating Subsidiaries have an established reputation and proven track record of over 20 years in the freight forwarding services industry.

Having an established reputation in the industry and proven track record are important factors for our Operating Subsidiaries’ customers in selecting a logistics provider. Since CGL’s incorporation in 1996, our Operating Subsidiaries have established themselves as a reputable provider of freight forwarding services. Our Operating Subsidiaries offer a wide range of freight forwarding and ancillary logistics services to meet the requirements of their customers and their services offered encompass freight forwarding by sea, air and rail and ancillary logistics services, such as trucking services, warehousing services and customs clearance/declaration. Over the years, our Operating Subsidiaries have developed an extensive network of customers and suppliers both domestically and internationally.

Our Operating Subsidiaries’ established reputation also indicates a degree of stability in terms of service quality and reliable delivery. Furthermore, taking into account the highly fragmented market and the number of freight forwarding companies offering similar shipping prices and services, our Operating Subsidiaries’ established reputation and proven track record grant them a competitive advantage by differentiating them from new entrants to the market.

Our Operating Subsidiaries have an experienced and dedicated management team.

Our Operating Subsidiaries’ management team possesses extensive experience and in-depth knowledge of the freight forwarding and logistics industry. Our Board and our senior management team, including our Operating Subsidiaries’, are currently under the leadership of Mr. Byron Lee, our founder, Chairman, Executive Director and Chief Executive Officer, who has been with our Group for over 20 years and has been instrumental in developing our Group’s business and reputation in the freight forwarding industry. Our other Executive Director, Mr. Yibin Jian, and senior management team members, Mr. Samson Lee and Mr. Sohrab Khan, who have over 20 years, over 10 years and over 20 years of experience in the freight forwarding industry, respectively, also possess considerable experience and extensive knowledge of the freight forwarding and logistics industry and have played key roles in managing our Operating Subsidiaries’ business operations and business development. The stability and success of our Operating Subsidiaries’ business depends also on their ability to attract and retain experienced, motivated and well-trained employees at all levels and we believe that we have been successful in this regard as our Operating Subsidiaries’ long-standing relationships with their employees, in particular, senior management, has continued to contribute to the success and continued growth of our Operating Subsidiaries’ business.

Growth strategies

Our principal business objective for our Operating Subsidiaries is to strengthen their market position and further expand market share. We intend to achieve such business objective by: (i) expanding our Operating Subsidiaries’ office network in the PRC, (ii) further expanding our Operating Subsidiaries’ CSA arrangements, (iii) develop an e-business platform; (iv) lease additional warehousing space, and (v) strengthening our IT systems.

Our headquarters is based in Hong Kong and currently our Operating Subsidiaries operate seven offices located in various, primarily coastal, cities in the PRC, namely, Shanghai, Qingdao, Ningbo, Xiamen, Guangzhou, Shenzhen and Beijing. We intend to establish branch offices in: (i) Tianjin to serve our Operating Subsidiaries’ customers’ sea freight orders from the surrounding area; (ii) Foshan to meet our Operating Subsidiaries’ customers’ sea freight orders from the surrounding area and to complement our existing offices in Guangzhou, Shenzhen and Hong Kong; (iii) Shantou primarily to meet our Operating Subsidiaries’ customers’ sea and air freight orders from the surrounding area and to complement our existing office in Guangzhou; and (iv) Jiangmen to meet our Operating Subsidiaries’ customers’ sea and air freight orders from the surrounding area.

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Regulatory Oversight in China

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on a data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China, (ii) such processing is to analyze or evaluate the behavior of natural persons within China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

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Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with their business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) two of our Operating Subsidiaries are incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in mainland China; (2) we have an Operating Subsidiary engaged in business operations in mainland China; and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we currently may expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our Operating Subsidiaries or this offering. In the event that any of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because: (i) one of our Operating Subsidiaries is incorporated and operates in Hong Kong and the other Operating Subsidiary is incorporated and operates in China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations remain unclear whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this prospectus, our Operating Subsidiaries may have in aggregate collected and stored personal information of more than one million users; and (iii) all of the data our Operating Subsidiaries have collected is primarily stored in servers located in Hong Kong but may also be stored in servers located in China. However, as of the date of this prospectus, none of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it must file for a cybersecurity review or a CSRC review.

Moreover, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operation of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiaries fail to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or be worthless. For further information, see “Risks Factors – Risks Related to our Securities and the Offering.”

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

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Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business, it may intervene in or influence their operations. Such governmental actions:

●	could result in a material change in our Operating Subsidiaries’ operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause our Ordinary Shares to significantly decline in value or be worthless.

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or been denied such permissions by any PRC authorities. We are also currently not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NASDAQ Markets. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44 of this prospectus.

Holding Foreign Companies Accountable Act

As more stringent criteria, including the Holding Foreign Companies Accountable Act, which became law in December 2020, recently have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Pursuant to the HFCAA, the PCAOB issued the Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Shares. Effective January 20, 2022, the SEC adopted final amendments to its rules to implement the HFCAA. Under the SEC’s final rules, identified issuers will need to provide additional disclosures that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report.

In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange.

Our auditor, JP Centurion & Partners PLT (“Centurion”), the independent registered public accounting firm that issued the audit report included in this prospectus, is registered with the PCAOB and subject to inspections. Centurion is headquartered in Malaysia. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. See “Risk Factors — Risks Related to our Securities and the Offering.” However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. In addition to subjecting our securities to the possibility of being prohibited from trading or delisted from a U.S. exchange, the inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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Implications of Being a Holding Company - Transfers of Cash To and From Our Operating Subsidiaries

As a holding company, we will rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI, China and Hong Kong, through loans or capital contributions. Our BVI subsidiaries are permitted under the laws of the BVI to provide funding to us through dividend distribution subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of our BVI subsidiaries. Our subsidiaries (other than our BVI subsidiaries) are permitted under the respective laws of China and Hong Kong to provide funding to us through dividend without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See “Risk Factors – Risks Related to Our Corporate Structure - We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 24.

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity that is applying to trade on the Nasdaq Capital Market in the United States is CGL Logistics Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability. See “History and Corporate Structure” on page 72 of this prospectus for further details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong, the BVI and the Cayman Islands. After investors’ funds enter CGL Logistics Holdings Limited, the funds can be directly transferred to CGLH and CGL Holding. CGL Holding can then transfer the funds to Flying Fish (SH). CGLH can also directly transfer funds to CGL, and those funds can be transferred to Flying Fish (BJ) and Trillion.

If the Company intends to distribute dividends, Flying Fish (BJ) and Trillion will transfer the dividends to CGL in accordance with the laws and regulations of the PRC and Hong Kong. CGL will transfer the funds to CGLH. CGLH will then transfer the dividends to CGL Logistics Holdings Limited in accordance with the laws and regulations of the BVI. CGL Logistics Holdings Limited will then transfer the dividends to all of its shareholders respectively in proportion to the Shares they hold in accordance with the laws and regulations of the Cayman Islands, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. With the exception of the payment of a dividend by CGL during fiscal year 2020 in the amount of US$51,381, during the fiscal years ended September 30, 2021 and 2020 and through the date of this prospectus, neither the Company nor any of its Operating Subsidiaries or Subsidiaries has paid dividends or made distributions to U.S. investors. No funds have been transferred by any of the holding companies to their respective Operating Subsidiaries or Subsidiaries for the fiscal years ended September 30, 2021 or 2020 and through the date of this prospectus, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries or Subsidiaries via capital contribution or shareholder loans, as the case may be. See “Risk Factors – Risks Related to Our Corporate Structure” on page 24 of this prospectus.

On June 23, 2022, the Board of Directors of the Company declared a dividend to Fook Star, its sole shareholder, in the amount of US$14,214,127 to offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. Mr. Byron Lee is the sole shareholder of Fook Star, and our Chairman, Executive Director and Chief Executive Officer. There was no actual cash movement in payment of this dividend. See “Related Party Transactions - Related Parties” on page 124 of this prospectus.

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4. Our PRC Operating Subsidiaries and Hong Kong Operating Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations and the Companies Ordinance of Hong Kong permit our PRC Operating Subsidiaries and Hong Kong Operating Subsidiaries, respectively, to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with applicable accounting standards and regulations. In addition, our PRC Operating Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as cash dividends. See “Regulatory Environment” on page 107 of this prospectus for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC Operating Subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC Operating Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Moreover, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash or the assets of our PRC Operating Subsidiaries out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition. See “Risk Factors – Risks Related to Doing Business in the People’s Republic of China and Hong Kong - Restrictions on RMB currency exchange may limit our ability to utilize our revenues effectively” on page 30.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax residents. This withholding tax will reduce the amount of dividends we may receive from our PRC Operating Subsidiaries.

Summary Risk Factors and Challenges

Investing in our Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 24 of this prospectus, which you should carefully consider before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Related to Our Corporate Structure

●

We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business, including any restrictions imposed under PRC laws and PRC withholding tax or the Companies Ordinance of Hong Kong. Moreover, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. See “Risk Factors - Risks Related to Our Corporate Structure - We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 24.

●	Our corporate structure may involve unique risks for investors and could be disallowed by Chinese regulatory authorities. See “Risk Factors – Risks Related to Our Corporate Structure” on page 24.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. See “Risk Factors – Risks Related to Our Corporate Structure” on page 24.

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Risks Related to Doing Business in the People’s Republic of China and Hong Kong

●	A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China, could materially and adversely affect our Operating Subsidiaries’ business and financial condition. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly with little advance notice and could have a significant impact upon our Operating Subsidiaries’ ability to operate profitably in the PRC. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	The Chinese government may exercise significant oversight and discretion or intervene or influence at any time the conduct of our Operating Subsidiaries’ business operations, including government laws and regulations regarding the freight forwarding logistics industry, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	Although we are based in Hong Kong and conduct operations in both Hong Kong and China, if we become subject to the recent scrutiny, criticism and negative publicity involving U.S. listed China-based companies, we may have to expend significant resources to investigate and/or defend negative allegations, which could harm our Operating Subsidiaries’ business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our customers reside. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

●	We may become subject to a variety of PRC laws and other regulations regarding data security or Securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in the People’s Republic of China and Hong Kong” on page 26.

Risks Related to Our Operating Subsidiaries’ Business Operations

●	Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions and related to residents. See “Risk Factors - Risks Related to our Operating Subsidiaries’ Business Operations” on page 35.

●	Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of Covid-19. See “Risk Factors - Risks Related to our Operating Subsidiaries’ Business Operations” on page 35.

●	The war in Ukraine could materially and adversely affect our business and results of operations. See “Risk Factors - Risks Related to our Operating Subsidiaries’ Business Operations” on page 35.

●	Our Operating Subsidiaries rely on their suppliers and other logistics service providers and are susceptible to disruptions in the business activities of such suppliers, including insufficient cargo space, preventing our Operating Subsidiaries from meeting their customers’ needs. See “Risk Factors - Risks Related to our Operating Subsidiaries’ Business Operations” on page 35.

●	Significant increases in freight charges may materially and adversely affect our Operating Subsidiaries’ business, financial condition and results of operations. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 35.

●	Our Operating Subsidiaries’ business is reliant on information technology. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 35.

●	Our Operating Subsidiaries do not enter into long-term contracts with their customers and they may not be able to maintain a stable source of revenue. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 35.

●	Our Operating Subsidiaries may not be able to cover all losses and risks associated with their business operations. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 35.

●	Our Operating Subsidiaries rely on our management team and employees in their business. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 35.

●	Our Operating Subsidiaries derive a significant portion of their revenue from international operations and are exposed to foreign exchange risk. See “Risk Factors - Risks Related to our Operating Subsidiaries’ Business Operations” on page 35.

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Risks Related to Our Operating Subsidiaries’ Industry

●	The imposition of trade tariffs and/or anti-dumping measures by the U.S. may materially and adversely affect our Operating Subsidiaries’ business and results of operation. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 41.

●

The dramatic increase in fuel prices currently resulting from the moratorium and sanctions on Russian imports of oil and gas, among other factors, will increase our Operating Subsidiaries’ cost of operation and hence reduce the profitability of their business. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 41. Terrorist attacks and cargo hijacking may reduce demand for our Operating Subsidiaries’ services and increase the costs of their operations. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 41.

●	Terrorist attacks and cargo hijacking may reduce demand for our Operating Subsidiaries’ services and increase the costs of their operations. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 41.

●	Our Operating Subsidiaries’ business operates in the logistics industry, which is susceptible to the risk of changes in shipping policies, which could have a direct adverse impact on their business, financial condition and results of operations. See “Risks Related to Our Operating Subsidiaries’ Industry - Risks Related to Our Operating Subsidiaries’ Industry” on page 41.

Risks Related to Our Securities and the Offering:

●	An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Listing Requirements and corporate governance standards. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

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●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse U.S. federal income tax consequences. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	Our controlling shareholder has substantial influence over the Company. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	There are uncertainties with respect to indirect transfers of assets (including equity interests) of our Operating Subsidiary in the PRC. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

●	We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to PRC taxation on our worldwide income, which could result in unfavorable tax consequences to us and our shareholders. See “Risk Factors – Risks Related to Our Securities and the Offering” on page 44.

Corporate Information

We were incorporated in the Cayman Islands on March 3, 2022 for the purpose of being the holding company for the listing on the Nasdaq Capital Market. Our registered office in the Cayman Islands is at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 1205 Cayman Islands. Our principal executive office is at Unit 1805, 18/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong. Our telephone number at this location is +852 2136 6013. Our website address is http://www.cglhkg.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors – Risks Related to our Securities and the Offering” on pages 44 and 53 of this prospectus and “Enforceability of Civil Liabilities” on page 54 of this prospectus for more information.

Implications of Being a “Controlled Company”

Upon completion of this offering, Fook Star and Mr. Byron Lee, our controlling shareholder, will be the beneficial owners of an aggregate of 14,000,000 Ordinary Shares, which will represent 73.68% of the then total issued and outstanding Ordinary Shares (or 70.89% of the then total issued and outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full). As a result, we will remain a “controlled company” within the meaning of the Nasdaq Market rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the Nasdaq Markets.

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Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Markets. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Markets. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Capital Markets, such that a majority of the directors on our Board of Directors are not required to be independent directors, our audit committee is not required to have a minimum of three members and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors.

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The Offering

Offering Price	The initial public offering price will be in the range of US$[●] and US$[*] per Ordinary Share.

Ordinary Shares offered by us Ordinary Shares offered by the Selling Shareholder	4,000,000 Ordinary Shares (or 4,750,000 Ordinary Shares if the underwriters exercise the over allotment option in full). 1,000,000 Ordinary Shares.

Ordinary Shares issued and outstanding prior to this offering	15,000,000 Ordinary Shares.

Ordinary Shares to be issued and outstanding immediately after this offering	19,000,000 Ordinary Shares (or 19,750,000 Ordinary Shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 Ordinary Shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments. See “Underwriting” on page 143 of this prospectus.

Use of proceeds

We currently intend to use the net proceeds from this offering as follows: (i) approximately $_______ ($________ if the over-allotment is exercised in full) for expanding our Operating Subsidiaries’ office network in the PRC to increase market penetration; (ii) approximately $_______ ($________ if the over-allotment is exercised in full) for further expansion of our cargo sales agents’ (“CSA”) arrangements in order to further develop the market for our Operating Subsidiaries’ freight forwarding services; (iii) approximately $_______ ($________ if the over-allotment is exercised in full) to develop e-business by leveraging our Operating Subsidiaries’ current network in Hong Kong and the PRC; (iv) approximately $_______ ($________ if the over-allotment is exercised in full) to lease more warehousing space to further develop our Operating Subsidiaries’ warehousing business; (v) approximately $_______ ($________ if the over-allotment is exercised in full) to enhance our IT system; (vi) approximately $_______ ($________ if the over-allotment is exercised in full) to repay loans made to us by the banks; and (vii) approximately $_______ ($________ if the over-allotment is exercised in full) for working capital and other general corporate purposes, including $500,000 to be held in the indemnification escrow account. See “Use of Proceeds” on page 55 of this prospectus.

We will not receive any proceeds from the sale of the 1,000,000 Ordinary Shares by the Selling Shareholder.

Indemnification escrow	Net proceeds of this offering in the amount of $500,000 shall be used to fund an escrow account for a period of 12 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of the underwriting agreement.

Dividend policy	We do not intend to pay any dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up	Each of our directors and executive officers and our Controlling Shareholder have agreed, subject to certain exceptions, for a period of six months after the date of this prospectus, not to, except in connection with this offering, offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements.”

In addition, the Company has agreed not to file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company for a period of three months after the date of this prospectus.

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Risk factors	Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 24 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	Application has been made for the listing of the Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	[●]

Transfer agent	VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; facsimile: 646-536-3179

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment therefor through the facilities of the Depository Trust Company on [●], 2022.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Capitalization”, “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We report on the historical financial information of the Company and its subsidiaries, which comprises the consolidated statements of financial position of the group as of March 31, 2022, September 30, 2021 and September 30, 2020. We have derived the financial data for the fiscal years ended September 30, 2021 and 2020 from our audited financial statements and unaudited financial data for the six months ended March 31, 2022 and 2021 included in this prospectus.

Results of Operations Data:

	Six Months Ended March 31, 2022	Six Months Ended March 31, 2021	Fiscal Year ended September 30, 2021	Fiscal Year ended September 30, 2020
	US$	US$	US$	US$

Revenues	45,046,692	28,583,464	84,540,644	44,015,232
Net income	997,802	2,183,226	5,848,485	1,554,079
Basic and diluted per Ordinary Share	6.89 cents	14.55 cents	38.79 cents	10.36 cents
Weighted average number of Ordinary Shares outstanding	15,000,000	15,000,000	15,000,000	15,000,000

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Balance Sheet Data:

	As of March 31,	As of September 30,
	2022	2021	2020
	US$	US$	US$

Cash and cash equivalents	4,140,419	2,878,255	3,737,770

Total assets(1)	24,389,928	30,561,108	15,189,272
Total liabilities	7,665,870	15,123,934	6,202,234
Total Shareholders’ Equity	16,724,058	15,437,174	8,987,038

(1)As of March 31, 2022, September 30, 2021 and 2020, the total assets include the amount due from Mr. Byron Lee of US$11,740,144, US$9,591,631 and US$3,429,200, respectively. On June 23, 2022, the Board of Directors of the Company declared a dividend to Fook Star, its sole shareholder, in the amount of US$14,214,127 to offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. Mr. Byron Lee is the sole shareholder of Fook Star. There was no actual cash movement in payment of this dividend.

Our Operating Subsidiaries’ freight forwarding services to their customers during the 6M 2022, 6M 2021, FY2021 and FY2020 comprised sea freight forwarding, air freight forwarding and rail freight forwarding. Our Operating Subsidiaries also provided ancillary logistics services upon request, which included trucking services, warehousing services and customs clearance/declaration to their customers as standalone services during 6M 2022, 6M 2021, FY2021 and FY 2020.

RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Corporate Structure

We will rely on dividends and other distributions on equity paid by our Operating Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company and we will rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong, the BVI and the Cayman Islands. Our subsidiaries (other than our BVI subsidiaries) are permitted under the respective laws of China and Hong Kong to provide funding to us through dividend without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or the Hong Kong government on the ability to transfer cash. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

After investors’ funds enter CGL Logistics Holdings Limited, the funds can be directly transferred to CGLH and CGL Holding. CGL Holding can then transfer the funds to Flying Fish (SH). CGLH can also directly transfer funds to CGL, and those funds can be transferred to Flying Fish (BJ) and Trillion. If the Company intends to distribute dividends, Flying Fish (BJ) and Trillion will transfer the dividends to CGL in accordance with the laws and regulations of the PRC and Hong Kong. CGL will transfer the funds to CGLH. CGLH will then transfer the dividends to CGL Logistics Holdings Limited in accordance with the laws and regulations of the BVI. CGL Logistics Holdings Limited will then distribute the dividends to all of its shareholders respectively in proportion to the Shares they hold in accordance with the laws and regulations of the Cayman Islands, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Under the laws of Cayman Islands and our Articles of Association, our Company is permitted to provide funding to its subsidiaries through loans or capital contributions, provided that such funding is in the best interest of our Company. Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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Under the Companies Ordinance of Hong Kong, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor on distributing earnings from our Operating Subsidiaries’ businesses to our Company and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends.

Under PRC laws, rules and regulations, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to us. As of March 31, 2022 and September 30, 2021, these restricted assets totaled US$ 577,911 and US$555,709, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

With the exception of the payment of a dividend by CGL during fiscal year 2020 in the amount of US$51,381, during the fiscal years ended September 30, 2021 and 2020 and through the date of this prospectus, neither the Company nor any of its Operating Subsidiaries or Subsidiaries has paid dividends or made distributions to U.S. investors. No funds have been transferred by any of the holding companies to their respective Operating Subsidiaries or Subsidiaries for the fiscal years ended September 30, 2021 or 2020 and through the date of this prospectus, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries or Subsidiaries via capital contribution or shareholder loans, as the case may be.

Moreover, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or Hong Kong government on the ability to transfer cash. Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our financial position and the value of our Ordinary Shares.

Our corporate structure may involve unique risks for investors and could be disallowed by Chinese regulatory authorities. Any PRC regulations pertaining to our corporate structure, loans to and investment in PRC entities by offshore holding companies may delay us from making loans or capital contributions to our Operating Subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their businesses, which could cause our Ordinary Shares to significantly decline in value or become worthless.

With regards to our corporate structure, any funds we may transfer to our PRC Operating Subsidiary, either as a loan or as an increase in registered capital, are subject to approval by or registration with relevant government authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations, capital contributions to our PRC Operating Subsidiary are subject to the submission of reports of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, any foreign loan procured by our PRC Operating Subsidiaries is required to be registered with SAFE and such loan is required to be registered with the NPRC. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC Operating Subsidiaries. If we fail to complete such registration or other procedures, our ability to maintain our corporate structure while capitalizing our PRC Operating Subsidiaries’ operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel. Furthermore, prior to this offering, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

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Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

Risks Related to Doing Business in the People’s Republic of China and Hong Kong

A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China, could materially and adversely affect our Operating Subsidiaries’ business and financial condition.

Our Operating Subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our PRC Operating Subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses and have a negative impact on our Operating Subsidiaries’ business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly with little advance notice and could have a significant impact upon our Operating Subsidiaries’ ability to operate profitably in the PRC. The PRC legal system also embodies uncertainties, which could limit law enforcement availability. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our Operating Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability of our Operating Subsidiaries to enforce their contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

The Chinese government may exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ business and may intervene in or influence their operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rule, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Company is a holding company and we conduct our operation through our Operating Subsidiaries in Hong Kong and the PRC. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which our Operating Subsidiaries are subject may change rapidly and with little notice to them or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our Operating Subsidiaries’ current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our Operating Subsidiaries’ development;

●	result in negative publicity or increase our Operating Subsidiaries’ operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our Operating Subsidiaries’ business, including fines assessed for our Operating Subsidiaries current or historical operations, or demands or orders that our Operating Subsidiaries modify or even cease their business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Operating Subsidiaries’ cost of operations.

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The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Operating Subsidiaries’ operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Operating Subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

Although we are based in Hong Kong and conduct operations in both Hong Kong and China, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Operating Subsidiaries’ business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. The Chinese government also may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. Moreover, as a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

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Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our Operating Subsidiaries’ customers reside.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on our Operating Subsidiaries and their customers, our Operating Subsidiaries’ service providers and their other partners. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect our Operating Subsidiaries’ business.

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. Our Operating Subsidiaries may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Operating Subsidiaries’ markets, their business, or their results of operations, as well as the financial condition of their customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends.

Since our Operating Subsidiaries conduct business in Hong Kong and the PRC, we receive part of their revenue and pay part of our expenses in the RMB. The value of RMB against the U.S. dollar and other currencies fluctuates from time to time and subject to changes in the domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our Operating Subsidiaries’ business and there is no assurance that the overall effect will be positive.

RMB is not currently a freely convertible currency. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payment) without submitting the relevant documentary evidence of such transactions to the State Administration of Foreign Exchange of the PRC (“SAFE”) for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Operating Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

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Restrictions on RMB currency exchange may limit our ability to utilize our revenues effectively.

A substantial portion of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our Operating Subsidiary. Currently, our PRC Operating Subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash or assets out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our Operating Subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Dividends payable by the Company to our foreign investors and gain on the sale of our Ordinary Shares may be subject to PRC income taxes.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China. (“EIT Law”) and the (“EIT Rules”), subject to any applicable tax treaty or arrangement between the PRC and the jurisdiction of residence of our investors that provides a different income tax arrangement, the payment of dividend by a PRC resident enterprise to investors that are non-PRC resident enterprises (including enterprises that do not have an establishment or place of business in the PRC and enterprises that have an establishment or place of business but their income is not effectively connected with the establishment or place of business) or any gain realized on the transfer of shares by such investors is generally subject to PRC income tax at a rate of 10% to the extent such dividend has its source in the PRC or such gain is regarded as income derived from sources within the PRC. Under Individual Income Tax Law of the PRC and its implementation rules, dividends sourced within the PRC paid to foreign individual investors who are not PRC residents and gains from PRC sources realized on the transfer of our Ordinary Shares by such investors would be subject to PRC income tax at a rate of 20%, subject to any reduction or exemption set out in applicable tax treaties and PRC laws.

It is uncertain whether we will be considered as a PRC ‘‘resident enterprise’’. If we are considered as a PRC “resident enterprise”, dividends payable by us with respect to our Ordinary Shares, or any gain realized from the transfer of our Ordinary Shares may treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT law and the EIT rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Ordinary Shares which are ‘‘non-resident enterprises’’, or if our Shareholders are required to pay PRC income tax on the transfer of our Ordinary Shares under PRC tax laws, the value of an investment in our Ordinary Shares may be materially and adversely affected.

The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Effective January 20, 2022, the SEC adopted final amendments to its rules to implement the HFCAA. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination List.

On June 22, 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

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On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCAA, Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our auditor, JP Centurion & Partners PLT (“Centurion”), the independent registered public accounting firm that issued the audit report included in this prospectus, is registered with the PCAOB and subject to inspections. Centurion’s office is located in Malaysia at 36G, 2, Jalan Radin Anum, Bandar Baru Sri Petaling, 57000 Kuala Lumpur, Federal Territory of Kuala Lumpur. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended September 30, 2020 and 2021, including through the date of this prospectus, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

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As of the date of this prospectus, the CSRC and other Chinese national regulators are in the process of drafting a framework that may allow the PCAOB full access to auditing reports of the majority of China-based companies listed on U.S. exchanges by mid-year. The framework is expected to provide clarity on what type of sensitive data held by state-owned enterprises and private companies may trigger Chinese national security concerns. Such an agreement would end a decades-long dispute that escalated when the U.S. mandated a 2024 deadline for delisting non-compliant business off the NYSE and Nasdaq. Such a compromise would reflect China’s willingness to balance national security concerns with the needs of investors and businesses. We cannot determine the possible outcome of such an agreement being authorized by the Chinese national government and whether it would be acceptable to the SEC in light of its position that only total compliance with audit inspections will allow the companies to maintain their listing and trading on U.S. markets.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If any our Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data-privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Our Operating Subsidiaries’ business and operations in Hong Kong are subject to data privacy related laws and regulations. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of, any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest.

The PDPO also confers on the Privacy Commissioner for Person Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully-informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

If our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution. Based on advice of counsel, we believe we have established the necessary protocols and data collection standards to ensure compliance with the PDPO.

We are incorporated under the laws of the Cayman Islands and subject to its Data Protection Act, which regulated our collection and processing of personal data of our investors. A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of any third-party service providers could harm our reputation and subject us to significant liability.

We collect, process and maintain personal data about investors of the Company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”). We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” By virtue of your investment in the Company, we and certain of our third-party service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. Your personal data will be processed fairly and for lawful purposes, including: (i) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request; (ii) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject; or (iii) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. We anticipate that we will share your personal data with our third-party service providers for certain purposes. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

We are fully aware that cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, as well as nation-state and nation-state-supported actors. Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the Covid-19 pandemic.

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In addition, because we may utilize a third-party contractor to provide these services to us, including cloud, software, data center and other critical technology to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a software or systems could result in the compromise of the confidentiality, integrity or availability of the data housed. We cannot guarantee that any similar incidents may not occur again and adversely affect our shareholders. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations and damages, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and fines and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and implement additional security measures.

We currently do not maintain cybersecurity insurance, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

We may become subject to a variety of PRC laws and other regulations regarding data security or Securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

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On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) one of our Operating Subsidiaries is incorporated and located in Hong Kong and the other Operating Subsidiary is incorporated and located in China; (2) we have an Operating Subsidiary engaged in business operations in mainland China; and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we currently may expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our Operating Subsidiaries or this offering.

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operations of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Operating Subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

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If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. As of the date of this prospectus and based on the advice of our PRC counsel, we believe that we are in full compliance with the rules and regulations promulgated by the CAC and CSRC and associated policies as issued to current date.

These recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Operating Subsidiaries’ Business Operations

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions and related to residents.

In accordance with the relevant laws and regulations in the PRC, our Operating Subsidiaries are required to maintain various approvals, licenses and permits to operate their businesses, including but not limited to, business licenses. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

Our Operating Subsidiaries may be subject to a large number of regulatory measures imposed by various governmental entities in the PRC as follows: (i) Regulations Relating to Competition; (ii) Electronical Commerce Law; (iii) Regulations Relating to Intellectual Property: Copyright, Trademark, Patent and Domain Name; (iv) Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to their PRC Subsidiaries; (v) Regulations Relating to Foreign Exchange; (vi) Regulations Relating to Dividend Distributions; (vii) Regulations Relating to Overseas Listings; (viii) Regulations Relating to Employment; (ix) Regulations Relating to Customer Rights Protection; and (x) Regulations Relating to Tax: Income Tax, Value-Added Tax. As of the date of this prospectus, our Operating Subsidiaries have received all necessary governmental approvals and licenses for operations in the PRC and have not been denied any such licenses or approvals.

The logistics industries in Hong Kong and the PRC are regulated by specific legislations regulating freight forwarding or customs clearance/declaration, warehousing and transportation, and approvals and licenses are required to be obtained from or, as the case may be, registrations are required to be performed at regulatory authorities in Hong Kong and the PRC. In providing integrated logistics services in Hong Kong, our Hong Kong Operating Subsidiaries have obtained business registration certificates. CGL is registered as a regulated agent under the Regulated Agent Regime adopted by the Hong Kong Aviation Security Program in Hong Kong. To provide sea freight forwarding services to the U.S., our Operating Subsidiaries have been registered as NVOCC (as defined under the U.S. Code of Federal Regulations) in compliance with the U.S. Code of Federal Regulations. Our Operating Subsidiaries have also obtained the licenses (such as NVOCC certificates in the PRC) and completed filings necessary to conduct their operations in the PRC. Some of these licenses and approvals are subject to renewal.

Moreover, our Operating Subsidiaries are also subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety, and may be adversely affected by new and changing laws and regulations. They are required to adopt measures to control the discharge of polluting matters, toxic substances or hazardous substances and noise at their facilities in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of their employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies in the freight forwarding industry could impose new restrictions or prohibitions on their current practices. Our Operating Subsidiaries may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on their business, financial condition, results of operations and prospects.

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As of the date of this prospectus, our Operating Subsidiaries have received all substantial and necessary governmental approvals for operations in the PRC and Hong Kong. However, in the event that our Operating Subsidiaries fail to renew the relevant licenses or filings, there is no assurance that our Operating Subsidiaries can find suitable suppliers in a timely manner or on reasonable commercial terms, or such suppliers will at all times perform in a satisfactory level. Therefore, our Operating Subsidiaries’ business, reputation, prospects, results of operations and financial condition may be materially and adversely affected. For further discussion, including the possible consequences for non-compliance, see “Regulatory Environment.”

Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of Covid-19.

The global pandemic outbreak of Covid-19 announced by the World Health Organization in early 2020 has disrupted our Operating Subsidiaries’ operations, and the operations of their customers, suppliers and/or sub-contractors. If the development of the Covid-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Operating Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Operating Subsidiaries may experience a termination of certain of their freight forwarding services and contracts by their customers. In such event, our Operating Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, if any of our Operating Subsidiaries’ employees are suspected of having contracted Covid-19, some or all of such employees may be quarantined and our Operating Subsidiaries will be required to disinfect their workplaces and freight forwarding facilities. In the event our Operating Subsidiaries’ employees are placed under quarantine orders, our Operating Subsidiaries may face a shortage of labor and their freight operations may be severely disrupted. Our Operating Subsidiaries’ revenue and profitability may also be materially affected if the Covid-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong or China as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Operating Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of Covid-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of Covid-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The first cases of the BA.5 variant of Covid-19 in China were detected in the first week of July. In Shanghai, authorities ordered mass testing for 12 of its 16 districts in response to new infections linked to a karaoke bar. Although the Chinese government lifted a months-long lockdown in Shanghai in June 2022, Shanghai remains subject to Covid-19 restrictions based on frequent testing. As of the date of this prospectus, our Operating Subsidiaries’ business operations have not been adversely affected by the BA.5 variant.

Many of the economies in Asia and worldwide are experiencing substantial inflationary pressures, which may prompt governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. Inflationary pressures may result in government intervention in the economy, including policies that may adversely affect the overall performance of the respective countries’ economy, which could, in turn, adversely affect our operations and the price of our Ordinary Shares. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rates, limitations on loans and restrictions on currency conversion and foreign investment. There also may be imposition of price controls. If prices for the products of our freight and shipping clients rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability because of a decrease in freight and shipping revenue. In addition, if these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth. Because we are not limited to any specific commodity or product, the ultimate industry in which we operate may be affected more severely by such a slowing of economic growth.

Inflation, measures to contain inflation and speculation about potential measures can also contribute to significant uncertainty in relation to the economy and weaken investor confidence, which could affect our ability to access finance, including access to equity of international capital markets. Future measures by the governments, including increases in interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of monetary denominations may trigger further increases in inflation, adversely affecting the overall performance of the respective economies. Inflation can also increase our costs and expenses, and we may not be able to transfer such costs to our freight and shipping customers, which would reduce our profits and net profit margins.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia and possibly countries that support, directly or indirectly, Russia’s incursion. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our freight forwarding businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our freighting and shipping operations.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea level rise and other climate-related events, could affect our operations, warehousing and financial results. Climate change events can result in the disruption of the continued functioning of infrastructures, such as the transportation network and utilities. For example, drought can result in increases in commodity and/or food prices and shortages. Enterprises are increasingly focused on managing risks arising from climate change and compliance with relevant laws and regulations. As countries worldwide undertake to lower greenhouse gas emissions, businesses relating to commodity production may be increasingly subject to regulatory requirements relating to reduced emissions, including carbon tax and other emission reduction measures. Such new regulations can lead to increased production costs. The inflation in prices due to the effects of climate change and increases in fuel and transportation costs may make our or our customers’ costs increase significantly. Alternatively, we may be unwilling to pass these increased costs on to our customers, which would decrease our profit margins. Moreover, we may lose our competitiveness if our transportation or freighting prices increase significantly. We could incur significant costs to improve the climate resiliency of our infrastructures and otherwise prepare for, respond to and mitigate such physical effects of climate change, including those associated with our freighting and shipping operations. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change. In either case, this could have a material adverse effect on our business, results of operation and financial condition.

Our Operating Subsidiaries rely on their suppliers and other logistics service providers and are susceptible to disruptions in the business activities of such suppliers, including a lack of cargo space preventing them from meeting their customers’ need. Our Operating Subsidiaries may also fail to maintain stable business relationships with their suppliers and are further sensitive to general economic and political conditions and other factors beyond their control. Thus, their results of operations are prone to significant and unpredictable fluctuations.

Our Operating Subsidiaries are susceptible to disruptions in the business activities of their suppliers of cargo space and other logistics service providers. Our Operating Subsidiaries rely on their suppliers to provide cargo space for their customers of freight forwarding services. Any disruptions in the business activities of such suppliers will adversely affect our Operating Subsidiaries’ business and operations. Such disruptions may include: (a) suspension or cancellation or re-routing of flights as a result of military conflicts, technical failures, extreme weather conditions or insufficient staff due to COVID-19; (b) political and industrial actions such as labor strikes at transportations hubs or destination ports; and (c) serious financial difficulties faced by their suppliers which render their provision of services impossible. In the event of an occurrence of the above, our Operating Subsidiaries may have to source an alternative supplier of cargo space for their customers within a tight time constraint. If our Operating Subsidiaries are unable to make prompt adjustments in response to such disruptions in business activities of their suppliers of cargo space and other logistics service providers, their customers may switch to their competitors. Our Operating Subsidiaries’ reputation, business, financial condition and results of operations could also be adversely affected.

Significant increases in freight charges may materially and adversely affect our Operating Subsidiaries’ business, financial condition and results of operations.

Our Operating Subsidiaries directly and indirectly purchase sea, air and rail cargo space from shipping lines, airlines, CSAs, train operators or other freight forwarders, as well as providing or arranging for trucking services. For the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, respectively, the majority of their cost of services was freight charges, which amounted to approximately US$37,261,360, US$71,355,610 and US$35,729,330, representing approximately 93.2%, 95.3% and 93.5%, respectively, of their cost of services.

Freight charges are significantly affected by a wide range of external factors, including fuel price, exchange rate, supply and demand of cargo space, imposition or removal of, or change in, import or export taxes and market conditions. Our Operating Subsidiaries price their services on a cost-plus basis, principally by reference to competitiveness of buying costs, market demand, competition and volume of individual shipment. Failure to pass on any significant increase in freight charges or other costs to their customers could materially and adversely affect their business, financial condition and results of operations.

Moreover, our Operating Subsidiaries do not own cargo space and directly and indirectly purchase cargo space from shipping lines, airlines, CSAs, train operators and other freight forwarders. Our Operating Subsidiaries entered into CSAs with various airlines and such arrangement allows them to directly purchase air cargo space from airlines. Directly purchasing cargo space from airlines is more cost effective than purchasing such cargo space through other freight forwarders. Since cargo space is usually offered on a first-come-first-served basis, we cannot assure that our Operating Subsidiaries will always be able to source sufficient cargo space economically or in a timely manner. In the event our Operating Subsidiaries fail to obtain sufficient cargo space to meet their customers’ demand, in particular during peak seasons, our Operating Subsidiaries’ reputations may be adversely impacted.

Our Operating Subsidiaries’ business is reliant on information technology.

Since our Operating Subsidiaries provide integrated logistics services, which involves considerable logistics arrangement among various parties, our Operating Subsidiaries rely on information technology to maintain their electronic system and database to coordinate the arrangement for their business operations. Our Operating Subsidiaries’ suppliers and customers’ information and logistics arrangement, such as flight and shipping schedules, are recorded in their system. In the event of system failure, if our Operating Subsidiaries are unable to promptly recover their system and database, their reputation, business and operations could be adversely affected.

To effectively manage all information and enhance our Operating Subsidiaries’ competitiveness, it is essential that they maintain an up-to-date IT system to facilitate smooth business operations so that they can promptly respond to their customers’ demands. There is no assurance that our Operating Subsidiaries can always keep up with technological improvements to meet their customers’ needs. In addition, system failure or attacks on our Operating Subsidiaries’ IT systems could significantly disrupt customer workflows and they may be held liable for losses caused by delayed delivery of their customers’ products, which could damage their reputations. There is no assurance that our Operating Subsidiaries can successfully block and prevent all hacking or other attacks or system failures, which have been on the increase and could materially and adversely affect our business, reputation and results of operations

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Our Operating Subsidiaries do not enter into long-term contracts with their customers and they may not be able to maintain a stable source of revenue.

During the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries served approximately 3,200, 4,100 and 3,500 customers, respectively. For the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries’ top five customers were Independent Third Parties, and they generated revenue of approximately US$8,667,261, US$21,944,442 and US$12,438,200 representing approximately 19.6%, 26.0% and 28.2% of total revenue, respectively.

For the six months ended March 31, 2022, one top customer accounted for 6.1% of total revenues. For the fiscal year ended September 30, 2021, two top customers accounted for 7.1% and 5.5% of total revenues. For the fiscal year ended September 30, 2020, two top customers accounted for 11.7% and 9.0% of total revenues. No other customer accounts for more than 5% of total revenue for the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, respectively.

For the six months ended March 31, 2022, four customers accounted for 10.5%, 6.5%, 6.2% and 5.8%, respectively, of the total balance of accounts receivable. As of September 30, 2021, four customers accounted for 17.6%, 9.1%, 5.6% and 5.3% of the total balance of accounts receivable. As of September 30, 2020, two customers accounted for 13.6% and 10.0% of the total balance of accounts receivable. No other customer accounts for more than 5% of our Company’s accounts receivable as of March 31, 2022, September 30, 2021 and 2020, respectively.

Our Operating Subsidiaries’ customers generally book cargo space on an order-by-order basis. Our Operating Subsidiaries do not enter into any long-term contracts with their customers. To maintain a stable source of revenue, it is important that our Operating Subsidiaries’ customers make continuous purchases of cargo space from them. However, the demand for cargo space may also change from season to season or year to year due to factors such as change in end customers’ business cycles, outbreak of wars such as in Ukraine, changes in regulatory regime or other acts of God, all of which are beyond our control and the nature and degree of which are highly unpredictable.

Our Operating Subsidiaries may not be able to cover all losses and risks associated with their business operations.

As of the date of this prospectus, our Operating Subsidiaries do not maintain insurance policies against loss or damages as a freight forwarder. If there is a substantial uninsured loss our Operating Subsidiaries may be liable to pay such losses, damages and liabilities out of their own funds, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event we obtain insurance policies for coverage in the future, such prior incurred losses or damages may result in higher premiums than the insurance companies would normally charge, which would affect our Operating Subsidiaries’ profitability.

Our Operating Subsidiaries rely on our management team and employees in their business.

Our experienced executive directors and senior management team are one of the key factors contributing to our Operating Subsidiaries’ success. Their extensive experience and knowledge of the freight forwarding logistics industry helps formulate and implement business strategy and foster growth of our Operating Subsidiaries’ business. Particularly, we rely on our Chairman, Mr. Byron Lee, and our other Executive Director, Mr. Jian, in the overall management, strategic planning and development and daily operation of our Operating Subsidiaries. The loss of services of either of our Executive Directors or of senior management members without timely and suitable replacement may cause disruption or loss of our Operating Subsidiaries’ business operation and prospects. Please refer to “Management – Executive Officers and Directors”, “– Independent Non-Executive Directors” and “– Senior Management/Key Personnel” in this prospectus for details about the experience and roles of our Executive Directors, independent non-executive Directors and senior management.

Aside from our key management, our Operating Subsidiaries also rely on our employees for their daily operations. Our Operating Subsidiaries’ results of operations and business performance may be materially and adversely affected if we cannot retain the services of our employees and recruit suitable replacements in a timely manner.

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Our Operating Subsidiaries derive a significant portion of their revenue from international operations and are exposed to foreign exchange risk. Moreover, fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our Operating Subsidiaries’ sales are settled in USD and a significant portion of their payments (other than for purchases of sea cargo space) for operations in the PRC are settled in RMB. Our Operating Subsidiaries currently do not have a foreign currency hedging policy. For the six months ended March 31, 2022, our Operating Subsidiaries recorded a net foreign exchange loss of approximately US$251,519; for the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries recorded a net foreign exchange loss of approximately US$409,104 and US$225,757, respectively. Significant volatility in foreign exchange rates may negatively affect our results of operations and other comprehensive income.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed a regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, our Operating Subsidiaries have not entered into any hedging transactions in an effort to reduce their exposure to foreign currency exchange risk. While our Operating Subsidiaries may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and our Operating Subsidiaries may not be able to adequately hedge their exposure, or at all. In addition, our Operating Subsidiaries’ currency exchange losses may be magnified by PRC exchange control regulations that restrict their ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material and adverse effect on your investment.

In addition, our Operating Subsidiaries’ revenues and expenses will also be denominated in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our Operating Subsidiaries’ revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our Operating Subsidiaries’ operations, fluctuations in the exchange rates between the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

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Our Operating Subsidiaries may fail to identify referred shipments which carry goods of dangerous or illicit nature.

Our Operating Subsidiaries’ overseas freight forwarder customers contributed approximately 23.7%, 28.1% and 20.9% of our total revenue for the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, respectively. Overseas freight forwarders may refer business or engage our Operating Subsidiaries to provide ancillary logistics services where our Operating Subsidiaries do not have control over and have limited knowledge of the customers or the goods they carry other than that as declared in customs clearance/declarations. While our Operating Subsidiaries have implemented internal control measures to minimize this risk, they cannot ensure that those will be sufficient in blocking and preventing transport of any illegal goods. Should these referred shipments carry goods of dangerous and illicit nature and our Operating Subsidiaries fail to identify them, these goods may end up being impounded by customs and our Operating Subsidiaries may be prosecuted for violating local laws and fined by local authorities. In such event, our Operating Subsidiaries’ reputation, business and results of operations may be materially and adversely affected.

Our Operating Subsidiaries are exposed to credit risk of their customers.

The credit risk exposure of our Operating Subsidiaries mainly arises from trade receivables from customers. As of the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries’ accounts receivables amounted to approximately US$7,158,346, US$16,418,874 and US$7,354,286, respectively, which represented approximately 29.3%, 53.7% and 48.4% of total assets. For the six months ended March 31, 2022, our Operating Subsidiaries recorded a net impairment of US$785,816. For the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries recorded a net reversal of impairment of US$1,095,537 and net impairment of US$1,110,653, respectively. As such, our Operating Subsidiaries are subject to credit risk of their customers and their liquidity is dependent on their customers making prompt payments.

Furthermore, our Operating Subsidiaries’ suppliers generally offer them a credit period of 30 days to 60 days, while our Operating Subsidiaries generally grant their customers a credit period ranging from 30 days to 90 days. The longer credit period granted to our Operating Subsidiaries’ customers compared to that offered by their suppliers indicates a potential risk of a possible shortage cash flow, which may affect the liquidity of their business. In the event our Operating Subsidiaries experience a cash flow shortage when the customers do not make settlements on a timely manner, the financial position, profitability and cash flow of our Operating Subsidiaries may be adversely affected.

Our Operating Subsidiaries may be harmed by negative publicity.

Our Operating Subsidiaries operate in highly competitive industries and there are other companies in the market that offer similar products and services. They derive most of their customers through word of mouth and rely on the positive feedback of their customers. Thus, customer satisfaction with our Operating Subsidiaries’ freight forwarding services is critical to the success of their business as this will also result in potential referrals from existing customers. If our Operating Subsidiaries fail to meet their customers’ expectations, there may be negative feedback regarding their freight forwarding services, which may have an adverse impact on our Operating Subsidiaries’ business and reputation. In the event our Operating Subsidiaries are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our Operating Subsidiaries’ business, financial condition, results of operations and prospects may also be adversely affected.

Our Operating Subsidiaries’ reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums or any other negative publicity or rumors. There is no assurance that our Operating Subsidiaries will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on their reputation or prospects. This may result in our Operating Subsidiaries’ inability to attract new customers or retain existing customers and may in turn adversely affect their business and results of operations.

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We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand our Operating Subsidiaries’ operations. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries’ business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries’ freight processing services and business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Operating Subsidiaries’ business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

Risks Related to Our Operating Subsidiaries’ Industry

Our Operating Subsidiaries operate in a highly fragmented and competitive industry and failure to compete over other industry players could materially and adversely affect their business.

The freight forwarding industry in which our Operating Subsidiaries operate is highly fragmented and competitive. Our Operating Subsidiaries face competition from existing players, which have already established sophisticated networks within the industry, and companies which are new entrants in the industry. According to industry analysts, freight forwarding logistics service markets in China and Hong Kong are fragmented and characterized by a large number of small to medium sized enterprises. As of December 2021, there were approximately: (i) 15,000 ocean freight forwarding service providers; (ii) 5,500 air freight forwarding service providers; and (iii) 30,000 land freight forwarding service providers registered in the PRC. As of December 2021, according to industry analysts, there were approximately: (i) 1,300 air freight forwarding service providers; and (ii) 2,300 ocean freight forwarding service providers registered in Hong Kong. The leading companies are primarily stated-owned as most of them have their own fleets, giving them higher bargaining power and transportation capacity. The leading participants in the industry were mainly multinational corporations. Competition from other freight forwarders within the market may adversely affect our Operating Subsidiaries’ customer base and market share. See “Industry Overview.”

In addition, our Operating Subsidiaries’ ability to compete also depends on a number of factors beyond their control, including the price and quality of comparable services offered by competitors and market demand. Although the Operating Subsidiaries have remained competitive throughout the past 20 years, there is no assurance that in the future our Operating Subsidiaries will be able to withstand the competition and sustain a competitive advantage in the industry. There is also no guarantee that our Operating Subsidiaries can timely utilize the latest technological advancements. If our Operating Subsidiaries are unable to maintain their customer base, business, financial condition and results of operations could be adversely affected.

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The imposition of trade tariffs and/or anti-dumping measures by the U.S. may materially and adversely affect our Operating Subsidiaries’ business and results of operation.

Our Operating Subsidiaries’ business is essentially linked to the changes or developments of regional or global political, economic or social conditions. In particular, any changes in a particular country’s trade policy could trigger retaliatory actions by affected countries, potentially eventually resulting in a trade war, which could increase the cost of goods and thus reduce customer demand for products if the parties having to pay the tariffs increase their prices, or trading partners limit their trade with the particular country.

Recently, the fear of the U.S.-China trade war has already put a damper on global business sentiment. The recent tit-for-tat exchange of tariffs between the world’s two biggest economies has roiled the global economy and global financial market. On September 17, 2018, the U.S. further announced a 10% tariff on US$200 billion worth of Chinese goods starting September 24, 2018, which increased to 25% on January 1, 2019. On the same date, the U.S. determined to fully or partially remove 297 tariff lines, among which are certain consumer electronics products such as smart watches and Bluetooth devices, certain chemical inputs for manufactured goods, textiles and agriculture, certain health and safety products such as bicycle helmets, and child safety furniture such as car seats and playpens.

The recent trade conflict since 2018 between the U.S. and the PRC may bring uncertainty to the freight forwarding and logistic industries. With the United States’ imposition of tariffs on certain Chinese imports and China’s imposition of similar counter-measures on certain United States imports, the trade volume between the United States and the PRC will be continuously affected, disrupting the supply chain and causing turbulence in the demand for freight forwarding services, which in turn bring uncertainties and risk to the freight forwarding industry. According to the industry analysts, the potential trade war between China and the U.S. will have negative effects on international trading activities, which will adversely affect freight forwarders in the PRC. The total revenue generated by our Operating Subsidiaries from North America (including the U.S.) as an export destination in connection with their freight forwarding services for the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020 amounted to approximately US$14.6 million, US$28.7 million and US$10.8 million or approximately 35.3%, 34.8% and 26.6% of total revenue generated from export shipments, respectively. The total revenue generated from export shipments amounted to US$41,399,209, US$82,590,725 and US$40,447,955 or approximately 91.9%, 97.7% and 91.9% of the total revenue of the Group for the six month period ended March 31, 2022, and the fiscal years ended September 30, 2021 and 2020, respectively. In contrast, our Operating Subsidiaries’ total import revenue generated from shipments being imported from North America as the origin by our freight forwarding services remained insignificant during the same period. In view of the tariffs or anti-dumping measures imposed by the U.S. against on Chinese imports, the trade volume between U.S. and the PRC has been reduced, which may adversely affect the demand for our Operating Subsidiaries’ freight forwarding services. Given our Operating Subsidiaries’ limited exposure to entreport trade, our directors believe that the U.S.-China trade war will most likely affect our Operating Subsidiaries’ sea freight forwarding services from the PRC to the U.S. Given the unpredictable economic relationship between the two countries, we cannot predict the types of products which will be covered by or removed from the lists of products subject to additional tariffs or anti-dumping measures as determined by the U.S. from time to time, and we cannot assure that the demand for the services/products of our Operating Subsidiaries’ customers and/or end customers will not be affected. Furthermore, as one of our Operating Subsidiaries’ top customers during the same period, namely Customer A, is an overseas freight forwarder in U.S., there is no assurance that our Operating Subsidiaries’ customers, including Customer A, engaging their business in U.S. will not be affected by such tariffs or anti-dumping measures involved in the China-U.S. trade war in the coming future. In the event that these trade measures between U.S. and the PRC continue or escalate for an extended period of time, our Operating Subsidiaries’ business and results of operation could be materially and adversely affected.

The Regional Comprehensive Economic Partnership (“RCEP”) is a free-trade agreement between the ten Association of Southeast Asian National members plus Australia, China, Japan, New Zealand and Korea. It is expected to eliminate about 90% of the tariffs on imports between its signatories within the next 20 years, and establish common rules for e-commerce, trade and intellectual property. With RCEP, the freight forwarding industries in Asia are forecasted to be more frequent in order to offer significant gains as well as promote regional economic and trade benefits. See “Industry Review”.

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The dramatic increase in fuel prices currently resulting from the moratorium and sanctions on Russian imports of oil and gas, among other factors, will increase our Operating Subsidiaries’ cost of operation and hence reduce the profitability of their business.

Fuel prices are affected by a number of unpredictable factors, such as the current invasion by Russia in Ukraine. Russia is the world’s largest energy exporter. The U.S. has declared a unilateral moratorium on all Russian energy imports. The United Kingdom has further declared phasing out of Russian oil (not gas) and the EU has phased out two-thirds of Russian gas (not oil). More countries will certainly be imposing their own sanctions against Russia. The global discussion has moved to “sanction picking” with individual countries imposing import restrictions based on their country’s current economic conditions and other sources of global supply. These sanctions are likely to increase global fuel prices while depressing the price of the sanctioned fuel.

Fuel prices are also affected by oil production from oil-exporting countries, such as Saudi Arabia, and increased oil consumption driven by the economic growth and other geo-political risks. Since the fuel prices can easily be affected by different factors beyond our control, we cannot accurately predict when the fuel prices will raise or drop significantly. The change in fuel prices will directly affect the air, sea and rail freight rates and hence an increase in fuel prices may increase our Operating Subsidiaries’ costs. The inability to pass on any significant increases in fuel prices to their customers could therefore materially and adversely affect their business, financial condition and results of operations.

Terrorist attacks and cargo hijacking may reduce demand for our Operating Subsidiaries’ services and increase the costs of their operations.

Fear of terrorist attacks is still a top concern for people across the globe as terrorist attacks, such as mass shootings and suicide bombings which have frequently occurred in various countries. These attacks triggered alarms in governments, which have called for tightened security procedures at major airports and ports. Terrorist attacks may result in negative impacts on the freight forwarding logistics industry in which our Operating Subsidiaries operate. For instance, the demand for our Operating Subsidiaries’ freight forwarding services will be reduced when the transportation of good becomes more inconvenient with higher insurance costs, more port delays and increased security checks.

Cargo hijacking or theft incidents also pose serious threats to our Operating Subsidiaries’ operations. If our Operating Subsidiaries are under any risk of cargo hijacking, our Operating Subsidiaries have to adopt better risk management measures, such as global positioning system and security escort services which will inevitability increase their cost of operations. In such event, our business, financial condition and results of operations may be adversely affected.

Our Operating Subsidiaries’ business operates in the logistics industry, which is susceptible to risk of global changes in shipping policies and could have a direct adverse impact on our Operating Subsidiaries’ business, financial condition and results of operations.

Our Operating Subsidiaries’ operations are headquartered in Hong Kong. Revenue generated from Hong Kong amounted to approximately US$25,610,135, US$42,865,535 and US$26,463,624 for the six months ended March 31, 2022 and fiscal years ended September 30, 2021 and 2020, representing approximately 56.9%, 50.7% and 60.1% of total revenue, respectively. We expect Hong Kong will continue to be an important logistics hub in Asia. Therefore, any changes in the economic, social, political or regulatory environment in Hong Kong will materially and adversely affect our Operating Subsidiaries’ business and results of operation. As our Operating Subsidiaries’ operations are also partially located in the PRC, their business is subject to the economic, social, political or regulatory environment in the PRC. Details of the risks relating to conducting business in the PRC are set out in the sub-section headed ‘‘Risks relating to doing business in the People’s Republic of China and Hong Kong’’ in this section. Our Operating Subsidiaries’ business operates in the logistics industry, which is susceptible to risk of global changes in shipping policies and could have a direct adverse impact on our Operating Subsidiaries’ business, financial condition and results of operations. As a result of the frequent worldwide accidents concerning certain types of cargo on aircraft, tightened safety measures have been imposed globally on aircraft and vessels. If there are any changes in shipping policies, for instance prohibiting consignments containing lithium batteries from loading on to passenger aircrafts, are adopted, the transportation needs of our Operating Subsidiaries’ customers could be adversely affected. In light of the tightened safety controls, suppliers may be under pressure to increase their prices in order to cover any costs they may suffer. As such, our Operating Subsidiaries may have to pass on the increased costs to their customers. If our Operating Subsidiaries are unable to source suitable alternative cargo space for their customers or fail to pass on increased costs to their customers, any changes in the shipping policies will materially and adversely affect our Operating Subsidiaries’ business and results of operation.

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Risks Related to Our Securities and the Offering

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

As of the date of this prospectus, we: (i) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations; and (iii) have not received or were denied such permissions by any PRC authorities. We are also currently not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NYSE, the NYSE American or any of the NASDAQ Markets. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors.

In response to recent data security concerns arising from overseas listings of Chinese internet companies operating in the PRC, on January 4, 2022, the Cyberspace Administration of China (the “CAC”) issued revised measures to expand the types of businesses and circumstances that would require cybersecurity review by the CAC. We believe that we may be directly subject to these regulatory actions or statements as our Operating Subsidiaries’ business involves the collection of user data and any implicate cybersecurity and involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact any such modified or new laws and regulations will be on our Operating Subsidiaries’ daily business operations or our ability to accept foreign investments and list on a U.S. exchange. For further information, see “Risks Factors – Risks Related to Doing Business in the People’s Republic of China and Hong Kong.”

Any future action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers or expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or the securities to become worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or over foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Additionally, we could be subject to various government and regulatory interference in the regions in which we operate, which could result in a material change in our operations and the value of the securities. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must now apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC to conduct business operations in China, given that: (i) we are not the “operator of critical information infrastructure” or “online platform operator” (ii) we do not possess a large amount of personal information in our business operations, and (iii) as of the date of this prospectus, we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

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In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such securities to significantly decline or become worthless.

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the representative of the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

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Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Ordinary Share. As a result, you will experience immediate and substantial dilution of US$[●] per share, representing the difference between our as adjusted net tangible book value per share of US$1.78 as of March 31, 2022, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[●] per share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we are exempt from Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

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Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Comparison of Cayman Corporate Law and U.S. Corporate Law” on page 131 of this prospectus.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China or Hong Kong against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct a substantial amount of operations in China, and a substantial portion of our assets are located in China and Hong Kong. In addition, certain senior executive officers reside within China and/or Hong Kong for a significant portion of the time and are either PRC or Hong Kong nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China or Hong Kong. In addition, neither China nor Hong Kong have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China or Hong Kong. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC or Hong Kong securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

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Our Chief Executive Officer has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could present or cause a change of control or other transactions.

Prior to this offering, through his 100% ownership of Fook Star, Mr. Byron Lee, our Chairman, Executive Director and Chief Executive Officer, beneficially owns 100% of our issued and outstanding Ordinary Shares. Upon completion of this offering, which includes the sale of the 1,000,000 Ordinary Shares, Mr. Byron Lee’s beneficial ownership will be decreased to approximately 73.68% and our public shareholders will beneficially own approximately 26.32% of our issued and outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option. In the event the underwriters exercise their over-allotment option in full, Mr. Byron Lee and our public shareholders will own approximately 70.89% and 29.11%, respectively, of our issued and outstanding Ordinary Shares.

Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholder and “Selling Shareholder.”

If securities or industry analysts do not publish research or reports about our business and the business of our Operating Subsidiaries, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business and the business of our Operating Subsidiaries. If one or more analysts downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our Ordinary Shares in this offering, we have 15,000,000 Ordinary Shares issued and outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There will be 19,000,000 Ordinary Shares outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Ordinary Shares until 12 months after the date of this prospectus without the prior written consent of the representative of the underwriters, subject to certain exceptions. However, the representative of the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting” on page 143 and 146, respectively, of this prospectus for a more detailed description of the restrictions on selling our Ordinary Shares after the offering.

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Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily to:(i) to expand our Operating Subsidiaries’ office network in the PRC to increase market penetration; (ii) to further expand our cargo sales agents (“CSA”) arrangements in order to further develop the market for our Operating Subsidiaries’ freight forwarding services; (iii) to develop e-business by leveraging our Operating Subsidiaries’ current network in Hong Kong and the PRC; (iv) to lease more warehousing space to further develop our Operating Subsidiaries’ warehousing business; (v) to enhance our IT systems; (vi) to repay loans made to us by the banks and (vi) to use as general working capital and for other general corporate purposes, including $500,000 to be held in the indemnification escrow account. See “Use of Proceeds on page 55 of this prospectus”.

There are uncertainties with respect to indirect transfers of assets (including equity interests) of our Operating Subsidiaries in the PRC.

Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“Announcement No. 37”) and Announcement on Certain Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”) were issued by The State Administration of Taxation (“SAT”), which provide comprehensive guidelines in relation to, and also heightens the PRC tax authorities scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interests) of a PRC resident enterprise (“PRC Taxable Assets”).

Announcement No. 37 and Circular 7 specify that the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC Taxable Assets by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets if such transfer is deemed to have been conducted for the purposes of avoiding PRC enterprise income taxes and without any other reasonable commercial purposes. It is unclear whether any exemptions specified under Circular 7 will be applicable to the transfer of our Shares on a public market by our non-resident enterprise Shareholders or to any future acquisition by us outside of the PRC involving PRC Taxable Assets. Therefore, the PRC tax authorities may deem any transfer of our Shares by our Shareholders that are non-resident enterprises, or any future acquisition by us outside of the PRC involving PRC Taxable Assets to be subject to the foregoing regulations, which may subject our Shareholders or us to additional PRC tax reporting obligations or tax liabilities.

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We may be classified as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to PRC taxation on our worldwide income, which could result in unfavorable tax consequences to us and our shareholders.

Under the EIT Law, if an enterprise established outside of the PRC with a ‘‘de facto management body’’ located within the PRC, such enterprise will be considered a PRC tax resident enterprise for tax purpose. Under the regulation on the Implementation of the EIT Rules, the term ‘‘de facto management body’’ is defined as a body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise, so we may be considered a PRC resident enterprise by the PRC tax authorities and will normally be subject to the enterprise income tax on our worldwide income at the rate of 25%. Please see “Regulatory Environment” in this prospectus for further details.

It is unclear how the PRC tax authorities will determine whether an offshore entity is a non-PRC resident enterprise. There is no assurance that PRC tax authorities will not consider us as a ‘‘resident enterprise’’. If the PRC tax authorities subsequently determine that we or our offshore holding companies are deemed to be or should be classified as “resident enterprise(s),” such entity or entities may be subject to enterprise income tax on their worldwide income at a rate of 25%, which could have material and adverse impact on our financial condition and results of operations.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As more stringent criteria may be imposed, including the HFCA, which became law in December 2020 , our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. In June 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange.

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As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our Operating Subsidiaries’ current operations are conducted outside of the United States and all of our current assets are located outside of the United States with the majority of our and our Operating Subsidiaries’ operations and current assets being located in Hong Kong and China. In addition, our auditors are located in Malaysia and our senior executive officers are located either in China or in Hong Kong for a significant portion of the time and are either PRC or Hong Kong nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts within the Cayman Islands. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in non-PRC or Hong Kong jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China or Hong Kong. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC or Hong Kong securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Appleby that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company in a foreign court (other than certain judgments of a superior court of certain states of the Commonwealth of Australia) will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, we would expect such proceedings to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

PRC

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

USE OF PROCEEDS

If the underwriter does not exercise its over-allotment option, we expect to receive approximately US$[●] of net proceeds from this offering and the Selling Shareholder is expected to receive approximately $[●] of net proceeds from the sale of existing issued shares offered hereby after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$1,448,000 payable by us. If the underwriter exercises its over-allotment option in full, we expect to receive approximately US$[●] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[●], a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses of approximately US$1,448,000.

Proceeds from this offering in the amount of US$500,000 shall be used to fund an escrow account for a period of 12 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

We currently intend to use:

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) for expanding our Operating Subsidiaries’ office network in the PRC to increase market penetration;

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) for further expanding our cargo sales agents’ (CSA) arrangements in order to further develop the market for our Operating Subsidiaries’ freight forwarding services;

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) to develop e-business by leveraging our Operating Subsidiaries’ current network in Hong Kong and the PRC;

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) to lease more warehousing space to further develop our Operating Subsidiary’s warehousing business;

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) to enhance our IT system;

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) to repay loans made to us by the banks; and

●	approximately US$[●] million (US$[●] million if the over-allotment is exercised in full) for working capital and other general corporate purposes, including the US$500,000 to be held in the indemnification escrow account.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2022:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of 4,000,000 Ordinary Shares by us in this offering at an initial public offering price of US $[●] per Ordinary Share, assuming the underwriters do not exercise the over-allotment option; and (iii) the issuance and sale of 4,750,000 Ordinary Shares by us in this offering at an initial public offering price of US $[●] per Ordinary Share, assuming the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Shareholders’ Equity	Actual		As adjusted(1)		As adjusted(2)
Cash and Cash Equivalents	US$	4,140,419	US$	[●]	US$	[●]

Total Liabilities	US$	7,665,870	US$	[●]	US$	[●]

Shareholders’ Equity
Ordinary Shares, par value US$0.0001 par value per share, 303,000,000 Ordinary Shares authorized, 15,000,000 Ordinary Shares outstanding on an actual basis, 19,000,000 Ordinary Shares outstanding on an as adjusted basis (assuming 4,000,000 Ordinary Shares to be issued in this offering with no exercise of over-allotment option) and 19,750,000 Ordinary Shares outstanding on an as adjusted basis (assuming over-allotment option is exercised in full)	US$	1,500	US$	1,900	US$	1,975
Additional paid-in capital	US$	48,227	US$	[●]	US$	[●]
Statutory reserve	US$	577,911	US$	577,911	US$	577,911
Retained earnings	US$	15,126,122	US$	15,126,122	US$	15,126,122
Accumulated other comprehensive loss	US$	796,322	US$	796,322	US$	796,322
Non-controlling interests	US$	173,976	US$	173,976	US$	173,976
Total Equity	US$	16,724,058	US$	[●]	US$	[●]
Total Capitalization	US$	24,389,928	US$	[●]	US$	[●]

(1)	Assuming no exercise of the underwriters’ over-allotment option
(2)	Assuming full exercise of the underwriters’ over-allotment option

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DIVIDENDS AND DIVIDEND POLICY

With the exception of a dividend declared by CGL during fiscal year 2020 in the amount of US$51,381, no other dividends were paid by us or our Operating Subsidiaries for the fiscal years ended September 30, 2021 and 2020. On June 23, 2022, the Board of Directors of the Company declared a special dividend to Fook Star, its sole shareholder, in the amount of US$14,214,127 to offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. Mr. Byron Lee is the sole shareholder of Fook Star. There is no actual cash movement involved in the payment of this special dividend. See “Related Party Transactions - Amount due from director” on page 125 of this prospectus.

Any future dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all. Further, as of the date of this prospectus, our Board does not intend to pay any dividends on our Ordinary Shares for the foreseeable future. We anticipate that all of our net earnings, if any, will be used for the operation and growth of our Operating Subsidiaries’ businesses.

We have adopted a dividend policy, according to which our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an initial public offering price of US$[●] per Ordinary Share, after deducting US$[●] in underwriting discounts and commissions (assuming 4,000,000 Ordinary Shares to be issued in this offering with no exercise of over-allotment option), a non-accountable expense allowance to the underwriter of US$[●] and estimated offering expenses payable by the Company of approximately US$1,448,000, the pro forma as adjusted net tangible book value as of March 31, 2022 would have been approximately US$[●], or US$[●] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per Ordinary Share to our existing stockholders and an immediate dilution of US$[●] per share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis to new investors.

	US$	US$
Initial public offering price per Ordinary Share	0	[●]
Historical net tangible book value per Ordinary Share as of March 31, 2022	1.10
Increase in as adjusted net tangible book value per Ordinary Share attributable to the investors in this offering	[●]
Pro forma net tangible book value per Ordinary Share after giving effect to this offering		[●]
Dilution per share to new investors participating in this offering		[●]

If the underwriter exercises the option to purchase additional shares to cover over-allotments in full, the pro forma net tangible book value per Ordinary Share after giving effect to this offering would be approximately US$[●] per Ordinary Share, and the dilution to investors in this offering would be approximately $[●] per Ordinary Share.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following summarizes the consolidated statements of income and comprehensive income for the six months periods ended March 31, 2022 and 2021 and fiscal years ended September 30, 2021 and 2020, and the consolidated balance sheet as of March 31, 2022, September 30, 2021 and 2020, have been derived from our consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six Months Ended March 31, 2022	Six Months Ended March 31, 2021	Fiscal Year Ended September 30, 2021	Fiscal Year Ended September 30, 2020
	US$	US$	US$	US$

Revenues	45,046,692	28,583,464	84,540,644	44,015,232
Cost of revenues	(39,990,552)	(25,317,700)	(74,861,348)	(38,232,061)
Gross profit	5,056,140	3,265,764	9,679,296	5,783,171

Operating expenses

General and administrative expenses	(2,307,459)	(1,536,307)	(3,270,316)	(2,437,749)
Listing expense	(389,009)	-	-	-
Total operating expenses	(2,696,468)	(1,536,307)	(3,270,316)	(2,437,749)

Income from operations	2,359,672	1,729,457	6,408,980	3,345,422

Other income/(expense)
Other income/(loss)	(765,380)	998,919	1,055,823	(1,265,289)
Interest expense	(28,053)	(16,404)	(47,853)	(17,929)

Income before income tax expense	1,566,239	2,711,972	7,416,950	2,062,204
Income tax expense	(568,437)	(528,746)	(1,568,465)	(508,125)

Net income	997,802	2,183,226	5,848,485	1,554,079

Other comprehensive income
Foreign currency translation gain	289,082	481,408	474,679	115,217
Total comprehensive income	1,286,884	2,664,634	6,323,164	1,669,296

Net income per share attributable to:
Ordinary Shareholders	1,032,905	2,183,226	5,817,759	1,554,079
Non-controlling Interests	(35,103)	-	30,726	-
Net Income	997,802	2,183,226	5,848,485	1,554,079

Weighted average number of Ordinary Shares used in computation
Basic and diluted	15,000,000	15,000,000	15,000,000	15,000,000
Earnings per share -Basic and diluted	6.89 cents	14.55 cents	38.79 cents	10.36 cents

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CONSOLIDATED BALANCE SHEETS

	As of March 31, 2022	As of September 30, 2021	As of September 30, 2020
	US$	US$	US$(2)
Assets
Current assets:
Cash and cash equivalents	4,140,419	2,878,255	3,737,770
Accounts receivable, net	7,158,346	16,418,874	7,354,286
Prepayment, deposit and other receivables	637,902	625,724	187,376
Amount due from related parties	11,740,144	9,591,631	3,429,200

Total current assets	23,676,811	29,514,484	14,708,632

Goodwill	278,581	280,091	-
Lease asset	322,253	641,540	406,410
Property and equipment, net	112,283	124,993	74,230

TOTAL ASSETS	24,389,928	30,561,108	15,189,272

Liabilities
Current liabilities:
Accounts Payable	3,877,195	8,845,135	4,657,968
Other Payables and accrued liabilities	2,531,018	2,706,637	719,467
Lease liabilities - current	266,444	533,791	220,582
Bank borrowings - current	383,284	2,312,168	417,559
Total current liabilities	7,057,941	14,397,731	6,015,576
Non-current liabilities
Bank borrowings – non-current	551,299	617,628	-
Lease liabilities – non-current	55,808	107,749	185,828
Deferred tax liabilities	822	826	830
Total non-current liabilities	607,929	726,203	186,658
TOTAL LIABILITIES	7,665,870	15,123,934	6,202,234

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares, US$0.0001 par value per share; 303,000,000 authorized; 15,000,000 shares issued and outstanding as of March 31, 2022, September 30,2021 and 2020	1,500	1,500	1,500
Additional paid-in capital	48,227	48,227	48,227
Accumulated other comprehensive income	796,322	507,240	32,561
Statutory reserve	577,911	555,709	532,746
Retained earnings	15,126,122	14,115,419	8,372,004
Total shareholders’ equity	16,550,082	15,228,095	8,987,038
Non-controlling interests	173,976	209,079	-

Total equity	16,724,058	15,437,174	8,987,038

TOTAL LIABILITIES AND EQUITY	24,389,928	30,561,108	15,189,272

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

CGL Logistics Holdings Limited, through its Operating Subsidiaries, is engaged in the provision of freight forwarding and ancillary logistics services in the transportation industry. CGL, our first Operating Subsidiary, formed in 1996 in Hong Kong, has been actively engaged in business operations since 1999, and has served as headquarters. With the continuing support from our customers and suppliers during the past 20 years, CGL expanded to seven other cities in the PRC from which it provides regional and international freight forwarding services to its customers.

Our revenue was US$45,046,692, US$28,583,464, US$84,540,644 and US$44,015,232 for 6M 2022, 6M2021, FY2021 and FY2020, respectively, representing an increase of approximately 58% over the corresponding six-month period and 92% over the year. And our net income was US$997,802, US$2,183,226, US$5,848,485 and US$1,554,079 for 6M 2022 and 6M 2021, FY2021 and FY2020, respectively.

Key Factors that Affect Operating Result

Our performance of operations and financial conditions have been, and are expected to continue to be, affected by a number of factors which are set forth below.

International trade environment

The demand for our Operating Subsidiaries’ freight forwarding services is driven by the levels of international trade, which is in turn affected by global political, economic or social conditions. For example, any changes in a particular country’s trade policy could trigger retaliatory actions by affected countries, potentially eventually resulting in a trade war, which could increase the cost of goods and thus reduce customer demand for products if the parties having to pay the tariffs increase their prices or trading partners limit their trade with the particular country. Moreover, our Operating Subsidiaries’ business is also susceptible to downturns and disruptions in the business activities of their direct customers that are beyond their control. If sales in a particular geographical market in which our Operating Subsidiaries’ direct customers target or their overseas freight forwarders operate in decline, due to unstable regional and/or global political and economic conditions, such decline will likely lead to a corresponding plunge in the international trade volume which, in turn, could reduce the demand for cargo space and related logistics services from our Operating Subsidiaries.

Our Operating Subsidiaries’ capability to source cargo space in a cost-efficient manner

Our Operating Subsidiaries directly and indirectly purchase ocean and air cargo space from shipping liners, airlines and other freight forwarders. Their growth and profitability are therefore significantly dependent on their capability to source cargo space in a cost-efficient manner by bargaining a favorable price from their suppliers and enhancing cost-efficiency due to advantages in economies of scale. Since our Operating Subsidiaries price their services on a cost-plus basis, the price level given by their suppliers directly determines their ability to offer cargo space to customers at competitive prices.

Our management closely monitors our Operating Subsidiaries’ freight charge by regularly reviewing freight charges and benchmarking them to the market. Our Operating Subsidiaries also strive to maintain a stable business relationship with their suppliers to ensure they will continue to offer cargo space at competitive prices.

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Our Operating Subsidiaries are susceptible to disruptions in the business activities of their suppliers of cargo space

Our Operating Subsidiaries rely on their suppliers to provide cargo space for their customers of freight forwarding services. Any disruptions in the business activities of our Operating Subsidiaries’ suppliers will adversely affect their business and operations. Such disruptions may include: (i) suspension or cancellations as a result of Covid 19, technical failures, military actions, and extreme weather conditions; (ii) political and industrial actions such as labor strikes at transportation hubs or destination ports; and (iii) serious financial difficulties faced by our Operating Subsidiaries’ suppliers, which render their provision of services impossible. In the event of occurrence of the above, our Operating Subsidiaries may have to source an alternative supplier of cargo space within a tight time constraint.

If our Operating Subsidiaries are unable to take prompt actions in response to such disruptions in the business activities of their suppliers of cargo space, their customers may switch to competitors. Our Operating Subsidiaries’ reputation, business, financial condition and results of operations could be adversely affected.

Staff salaries/costs

Staff salaries/costs are one of our Operating Subsidiaries’ key operating expenses, and any changes in staff costs will have a direct impact on their profitability. Staff salaries/costs for the six months ended March 31, 2022 and 2021 and the fiscal years ended September 30, 2021 and 2020 were US$1,387,077, US$911,370, US$2,111,724 and US$1,357,489, respectively. As at the date of this prospectus, we have a total of 129 employees.

Customers demand

During the six months ended March 31, 2022 and 2021 and the fiscal years ended September 30, 2021 and 2020, sales to our Operating Subsidiaries’ top ten customers accounted for approximately 31.8%, 46.5%, 38.1% and 36.7%, respectively.

Our Operating Subsidiaries’ service agreements with their customers have an expected length of one year or less, there is no minimum charge, and there is no assurance that their major customers will continue their business relationship with our Operating Subsidiaries or the revenue generated from dealings with them will be maintained or increased in the future.

If there is a reduction or cessation of demands from the customers for whatever reasons and our Operating Subsidiaries are unable to enter into new service agreements in substitution, their business, financial conditions and results of operation may be materially and adversely affected.

Collectability and Timing of Collection of Accounts Receivable

Our Operating Subsidiaries’ cash flows depend on the timely receipt of payments from their customers. There is no assurance that our Operating Subsidiaries’ customers will pay them on time and in full. Should our Operating Subsidiaries experience any unexpected delay or difficulty in collecting accounts receivable from their customers, their operating results and financial condition may be adversely affected.

Regulations in relation to Covid-19

The Covid-19 has adversely impacted the global economy. The transportation and logistics have been heavily dampened due to the implementation of mandatory policies to constrain human movement and activities, leading to the disruption of the global supply chain and limited supply of cargo services.

The impacts of Covid-19 to our Operating Subsidiaries’ results of operations depend on future developments and new information that may emerge regarding the duration and severity of the Covid-19 pandemic and the actions taken by government authorities and other entities to contain Covid-19 and mitigate its impact, almost all of which are beyond our control. Nonetheless, we are closely monitoring the development of the Covid-19 pandemic and will continually assess its potential impact to our Operating Subsidiaries’ business. Because of the uncertainty surrounding the Covid-19 pandemic, the further business disruption and the financial impact related to the outbreak of and response to Covid-19 cannot be reasonably estimated at this time.

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Seasonality

Freight forwarding services incur considerable fixed operating costs, therefore, erratic demand during recession may pose considerable challenges to our Operating Subsidiaries.

SUMMARY OF RESULTS OF OPERATIONS

For the six months ended March 31, 2022 and 2021

	For the six months ended March 31,
	2022 (US$)	2021 (US$)	Change (US$)	Change (%)
REVENUE	45,046,692	28,583,464	16,463,228	57.6%
COST AND EXPENSES
Cost of revenue	(39,990,552)	(25,317,700)	(14,672,852)	58.0%
Listing expense	(389,009)	-	(389,009)	100.0%
General and administrative expense	(2,307,459)	(1,536,307)	(771,152)	50.2%
Total cost and expenses	(42,687,020)	(26,854,007)	(15,833,013)	59.0%
INCOME FROM OPERATION	2,359,672	1,729,457	630,215	36.4%
OTHER INCOME (EXPENSES)
Other income (loss)	(765,380)	998,919	(1,764,299)	-176,6%
Interest expense	(28,053)	(16,404)	(11, 649)	71.0%
INCOME BEFORE INCOME TAX	1,566,239	2,711,972	(1,145,733)	-42.2%
Provision of income tax	(568,437)	(528,746)	(39,691)	7.5%
NET INCOME	997,802	2,183,226	(1,185,424)	-54.3%

Revenue

Our Operating Subsidiaries’ revenues are primarily derived from the provision of freight forwarding services. Total revenues increased by $16,463,238 or 57.6% to $45,046,692 for the six months ended March 31, 2022 as compared to $28,583,464 for the six months ended March 31, 2021. The following tables compare our Operating Subsidiaries’ revenues for the six months ended March 31, 2022 and 2021 broken down by type of service.

Revenues by type of service

	For the six months ended March 31,
	2022	2021	Change	Change
	US$	US$	US$	%
Air	6,489,338	5,984,095	505,243	8.4%
Sea	34,989,068	20,340,053	14,649,015	72.0%
Rail	535,633	125,590	410,043	326.5%
Ancillary Services	3,032,653	2,133,726	898,927	42.1%
Total	45,046,692	28,583,464	16,463,228	57.6%

The increase in revenues was attributable to increasing customer demand for our services and specifically the increase in sea freight forwarding services reflected in the revenue breakdown above. Due to Covid-19 quarantine restrictions imposed by different countries, the time incurred for each shipment increased resulting in an overall drop in the supply of shipping services. However, shipment charges increased significantly and thus became the main reason for the increase in revenue generated from the sea forwarding business.

Goods involved in the sea forwarding business are primarily durable products for production or day to day consumables. The pricing tolerance for customers of sea forwarding services is relatively higher when compared to customers of our air forwarding services. Therefore, there is a prolonged growth in revenue from sea forwarding services driven by the increase in shipment costs as charged. The revenues from our sea forwarding services increased by 72% between the six month period ended March 31, 2021 and the six month period ended March 31, 2022.

For our air forwarding services, the outbreak of Covid-19 in December of 2019 and the resulting immediate quarantine restrictions resulted in a decrease in flight capacity and, therefore, an increase in the prices charged. The increase in prices charged and the revenue generated from our air forwarding services were reflected in the financial performance for the fiscal year ended September 30, 2020. Goods involved in the air forwarding business are primarily goods with urgency, for example, the aid goods and supplies, medical supplies and high value goods. A strong demand in the air forwarding business was noted in the first half of 2020 and the demand has remained steady since the second half year of 2020.

Management believes that the continuing demand for air forwarding into 2022 is due to the fact that the cost of air transportation exceeded the maximum tolerance level for most customers. Therefore, after the transportation of goods with urgency in the first half year of 2020, performance of our air forwarding services became steady as the market adapted to the increased transportation costs. The performance of our air forwarding business has remained stable with an 8.4% increment when comparing revenues in the six month period ended March 31, 2022 with the six month period ended March 31, 2021.

Disaggregated information of revenues by geographic location is as follows:

Revenues by geographic location

	For the six months ended March 31,
	2022	2021
	(US$)	(US$)
Hong Kong	25,610,135	14,051,139
PRC	19,436,557	14,532,325
Beijing	944,766	-
Guangzhou	548,872	803,187
Ningbo	4,635,063	2,778,902
Qingdao	536,346	521,937
Shanghai	7,288,751	4,162,509
Shenzhen	5,036,824	5,462,062
Xiamen	445,935	803,728
	45,046,692	28,583,464

With regards to revenue by geographic location, the increase in total revenue was mainly driven by the increase in revenue generated from our Hong Kong office. There was a noticeable increase in revenue generated from our Hong Kong office compared to that of our PRC offices, resulting from the less-strict quarantine policies implemented in Hong Kong compared to the stricter quarantine policies implemented in the PRC.

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Cost of Revenue

Our Operating Subsidiaries directly and indirectly purchase sea, air and rail cargo space from shipping lines, airlines, CSAs, train operators or other freight forwarders, as well as providing or arranging for trucking services. For 6M 2022 and 6M 2021, the majority of their cost of revenue consisted of freight charges. Cost of revenue was $39,990,552 for 6M 2022 compared to $25,317,700 for 6M 2021.

Due to the Covid-19 pandemic, the supply of air and sea capacity decreased significantly as a result of the restrictions placed on transportation between countries, i.e., the travel restrictions and quarantine periods imposed by the various governments for shipping crews/flight crews increased turnover time in the transportation business. The cost of revenue increase was primarily the result of the increase in freight charged by airlines and ship owners during the six months ended March 31, 2022.

Gross profit

Thus, gross profit was $5,056,140 and $3,265,764 for the six months ended March 31, 2022 and 2021, respectively. Although there was an increase in the cost of revenue as discussed above, our Operating Subsidiaries were able to maintain gross profit at 11.2% and 11.4% for the six months ended March 31, 2022 and 2021, respectively. Since our Operating Subsidiaries price their services on a cost-plus basis, the price level given by their suppliers directly determines their ability to offer cargo space to customers at competitive prices.

Listing expenses

Listing expenses are the expenses incurred directly related to the proposed listing on the Nasdaq Capital Market. This listing process commenced during the six months ended March 31, 2022.

General and Administrative Expenses

General and administrative expenses increased by $771,152 or 50.2% to $2,307,459 for the six months ended March 31, 2022 as compared to $1,536,307 for the six months ended March 31, 2021, which was primarily due to the increase in commissions and bonuses for employees in the sales department, which is correlative to the increase in revenue by our Operating Subsidiaries, the increase in staff cost offset by the effect of the decrease in cost incurred for the consultant and professional expenses and directors’ salaries.

Thus, income from operations was $2,359,672 and $1,729,002 for the six months ended March 31, 2022 and 2021, respectively.

Other Income (Expenses)

For the six months ended March 31, 2022 and 2021, other income primarily consisted of a net loss of $765,380 for the six months ended March 31, 2022 resulting from the provision of doubtful accounts of $785,816 compared to other income gain of $998,919 for the six months ended March 31, 2021 resulting from the reversal of provision of doubtful accounts of $1,072,024 offset by the exchange loss of $303,709.

The provision policy was consistently applied for the six months ended March 31, 2022 and 2021. The reversal of provision of doubtful account for the the six months ended March 31, 2021 was due to the fact that our Operating Subsidiaries had successfully recovered $1,601,409 of which those receivables were impaired for the prior years.

Interest expense

Interest expense was $28,053 for the six months ended March 31, 2022 compared to interest expense of $16,404 for the six months ended March 31, 2021. Interest expense primarily increased as a result of an increase in the weighted average of bank loan during the six months ended March 31, 2022 as compared to the six months ended March 31, 2021.

As a result of the above, income before tax was $1,566,239 and $2,711,972 for the six months ended March 31, 2022 and 2021, respectively.

Income Tax

For the six months ended March 31, 2022 and 2021, income tax was $568,437 and $528,746, respectively. Income tax increased primarily as a result of more assessable profit generated from our PRC subsidiaries, which is subject to higher tax rate.

As a result of the above, net income was $997,802 and $2,183,226 for the six months ended March 31, 2022 and 2021, respectively.

Other Comprehensive Income

For the six months ended March 31, 2022 and 2021, our Operating Subsidiaries realized a foreign currency translation gain of $289,082 and $481,408, respectively. Foreign currency translation gain decreased primarily as a result of the foreign exchange rate fluctuation.

As a result of the above, comprehensive income was $1,286,884 and $2,664,634 for the six months ended March 31, 2022 and 2021, respectively.

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Liquidity and Capital Resources

Our Operating Subsidiaries’ business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on their obligations, lease payments and tax payments when they generate taxable income. Our Operating Subsidiaries’ liquidity and capital requirements are principally our operating expenses and payments of interest and principal repayment arising from our indebtedness. Our principal sources of funds have historically been our equity capital, cash generated from our operations, bank borrowings and finance leases. We expect to fund our working capital and other capital requirements with a combination of various sources, including but not limited to cash generated from our operations, banking facilities and the net proceeds of the offering as well as other possible equity and debt financing as and when appropriate. We regularly monitor our liquidity and capital requirements to ensure that we maintain sufficient cash resources for our working capital requirements and capital expenditure needs. Recently, our Operating Subsidiaries have financed their capital requirements with borrowings under an existing term loan facility, borrowings under an existing revolving credit facility and cash flows from operating activities.

As at March 31, 2022 and 2021, we had total cash and cash equivalents of $4,140,419 and $3,385,501, respectively. As at March 31, 2022, $1,621,672 and $2,518,747 represent the cash and cash equivalent in the PRC and HK, respectively, both denominated as USD. As at March 31, 2021, $1,115,045 and $2,270,456 represent the cash and cash equivalent in the PRC and HK, respectively, denominated as USD.

The following table summarizes our consolidated statements of cash flows as derived from our consolidated financial statements included elsewhere in this prospectus and this summary should be read in conjunction therewith.

	For the six months ended March 31,
	2022	2021
	US$	US$
Net cash provided by operating activities	5,507,532	1,800,400
Net cash used in investing activities	(31,456)	(32,841)
Net cash used in financing activities	(4,194,004)	(2,108,448)
Effect of exchange rate change on cash	(19,908)	(11,380)
Net increase (decrease) in cash and cash equivalents	1,262,164	(352,269)

Cash flow from operating activities

For the six months ended March 31, 2022, we recorded net cash provided by operating activities of $5,507,532, which was a combined result of operating cash flow before adjustment of $785,816 for provision of doubtful accounts. Changes in operating assets and liabilities were primarily comprised of: (i) the decrease in accounts payable of $4,657,641; (ii) the decrease in accounts receivable of $8,508,437; (iii) the increase in other payables and accrued liabilities of $161,579; and (iv) the decrease in prepayment, deposit and other receivables of $12,265.

The net cash generated by operating activities increased significantly during the six months ended March 31, 2022 resulting from the continuing emphasis on collection of receivables. Net cash generated from net income for the fiscal year ended September 30, 2021 was over-weighted by our account receivables as further discussed below. In order to lessen working capital pressures on the growth of business, we placed priority in collection of account receivables resulting during the six months ended March 31, 2022, in a significant drop in account receivables of $8,508,437. With the cash realized from collection of account receivables, we utilized the working capital for repayment to suppliers in return for securing ongoing flight and shipment space from such suppliers for our ongoing business development. Thus, during the six months ended March 31, 2022, this resulted in a decrease in accounts payable by $4,657,641. Management believes that good relationships with our Operating Subsidiaries’ suppliers will facilitate with our overall growth of business operations and be beneficial in the long term because the limited supply of transportation capability is expected to continue in the foreseeable future.

Thus, net cash provided by operating activities of $5,507,532 was a primarily due to the decrease in account receivables of $8,508,437 but set off by the decrease in accounts payables of $4,657,641.

For the six months ended March 31, 2021, we recorded net cash generated from operating activities of approximately $1,800,400, which was a consolidated result of operating cash flow before adjustment of $1,072,024 in reversal of provision of doubtful accounts. Changes in operating assets and liabilities were primarily comprised of: (i) the decrease in accounts payable of $908,216; (ii) the increase in accounts receivable of $1,675,310; (iii) the increase in other payables and accrued liabilities of $259,063; and (iv) the decrease in prepayment, deposit and other receivables of $354,865.

The net income for the six months ended March 31, 2021 was $2,183,226. Excluding the non-cash nature of reversal of doubtful accounts of $1,072,024, net cash generated from net income was $1,111,202. During the six months ended March 31, 2021, management emphasized collection of account receivables from its customers and settlement arrangements with suppliers in order to secure future and continuing business opportunities. Hence, this strategy resulted in the decrease in both account receivables of $1,675, 310 and account payables of $908,216.

As of March 31, 2022 and 2021, our Operating Subsidiaries had cash of $4,140,419 and $3,385,501, respectively. Management continues to monitor the sufficiency of working capital pertaining to the growth of business operations. Thus, the increase of $754,918 in working capital mainly resulted from execution of the above-mentioned strategy

We believe the Company’s revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they mostly become due one year from the date of this prospectus. However, we may need additional cash resources in the future if our Operating Subsidiaries experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

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Cash Flow used in Investing activities

For the six months ended March 31, 2022, we recorded net cash outflow used in investing activities of $31,456. For the six months ended March 31, 2021, we recorded net cash outflow used in investing activities of $32,841, which mainly represented the purchase of equipment for the replacement of old equipment as needed for ongoing operations.

Cash Flow used by Financing Activities

For the six months ended March 31, 2022, we recorded net cash outflow used in financing activities of $4,194,004, which mainly represented repayment to bank from a borrowing of $2,370,819 and amounts advanced to related party, Mr. Byron Lee, the sole shareholder of Fook Star, of $6,407,237 offset by the amount advanced from related party of $4,199,451. The net account due from Mr. Byron Lee was offset entirely by declaring the dividend by the Group. See “Related Party Transactions” on page 124 of this prospectus for more information.

For 6M 2021, we recorded net cash outflow used in financing activities of $2,108,448, which mainly represented amounts advanced to a related party of $4,147,218 offset by proceeds from bank borrowings of $1,258,848 and amounts advanced from related party of $831,493.

SUMMARY OF RESULTS OF OPERATIONS For the FISCAL years ended September 30, 2021 and 2020

	For the fiscal years ended September 30,
	2021	2020	Change	Change
	US$	US$	US$	%
REVENUES	84,540,644	44,015,232	40,525,412	92.1%
COST AND EXPENSES
Cost of revenues	(74,861,348)	(38,232,061)	(36,629,287)	95.8%
General and administrative expense	(3,270,316)	(2,437,749)	(832,567)	34.2%
Total cost and expenses	(78,131,664)	(40,669,810)	(37,461,854)	92.1%
INCOME FROM OPERATION	6,408,980	3,345,422	(3,063,558)	91.6%
OTHER INCOME (EXPENSES)
Other income (loss)	1,055,823	(1,265,289)	2,321,112	-183.4%
Interest expense	(47,853)	(17,929)	(29,924)	166.9%
INCOME BEFORE INCOME TAX EXPENSE	7,416,950	2,062,204	5,354,746	259.7%
Income tax expense	(1,568,465)	(508,125)	(1,060,340)	208.7%
NET INCOME	5,848,485	1,554,079	4,294,406	276.3%

	For the fiscal year ended September 30,
	2021	2020	Change	Change
	US$	US$	US$	%
Air	12,005,579	20,455,116	(8,449,537)	-41.3%
Sea	66,507,517	20,060,114	46,447,403	231.5%
Rail	1,027,388	277,848	749,540	269.8%
Ancillary Services	5,000,160	3,222,154	1,778,006	55.2%
Total	84,540,644	44,015,232	40,525,412	92.1%

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Revenues

Our Operating Subsidiaries’ revenues are primarily derived from the provision of freight forwarding services. Total revenues increased by $40,525,412 or 92.1% to $84,540,644 for the fiscal year ended September 30, 2021 as compared to $44,015,232 for the fiscal year ended September 30, 2020. The increase was mainly attributable to the increase in sea forwarding services reflected above.

Due to the Covid-19 pandemic and associated quarantine restrictions imposed by different countries, the time involved for delivery of each shipment increased resulting in a decrease in supply of shipping capacities. The prices charged for sea forwarding freight services increased significantly and were the reason for the increase in our sea forwarding revenue.

The growth in the sea forwarding business for the fiscal year ended September 30, 2021 increased by 232% when compared with the fiscal year ended September 30, 2020. Such incremental increase is more significant when compared to the growth rate of 72% during the six months ended March 31, 2022 and 2021, respectively. It was mainly because the outbreak of Covid-19 commenced early in March 2019 and associated restriction and quarantines policies implemented by various countries took effect almost immediately. Therefore, the incremental increase in sea transportation costs was more significant when compared with the fiscal years ended September 30, 2021 and 2020.

Regarding the air forwarding business, revenue generated for the fiscal year ended September 30, 2020 increased because of the increase in shipment of goods with urgency i.e., the aid goods and supplies, medical supplies or high value goods. However, such growth did not continue into the second half of year 2020, Management believes that this sudden increase in transportation costs ultimately exceeded the maximum tolerant level for most customers. Therefore, after transportation of goods with urgency during the first half of 2020, the performance of air forwarding services stabilized as the marketplace adapted to the increase in air transportation costs. As a result, the revenue from air forwarding services for the fiscal year ended September 30, 2021 dropped by 41.3% when compared to the fiscal year ended September 30, 2020. The revenue from the air forwarding business maintained a stable growth of 8.4% when comparing six months ended March 31, 2022 and 2021, respectively.

Management reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations is as follows:

	For the fiscal year ended September 30,
	2021	2020	Change	Change
	US$	US$	US$	%
Hong Kong	42,865,535	26,463,624	16,401,911	62.0%
Beijing	235,668	-	235,668	100.0%
Guangzhou	1,896,316	1,426,255	470,061	33.0%
Ningbo	8,912,090	3,847,543	5,064,547	131.6%
Qingdao	2,033,611	602,990	1,430,621	237.3%
Shanghai	16,007,909	5,029,572	10,978,337	218.3%
Shenzhen	11,207,900	6,213,194	4,994,706	80.4%
Xiamen	1,381,615	432,054	949,561	219.8%
Total	84,540,644	44,015,232	40,525,412	92.1%

Significant growth in revenue is reflected in the table above for all of our offices. The growth in aggregated revenues from our China offices is greater than the revenue generated from our Hong Kong office. The reason is that although both the PRC and Hong Kong economies were greatly impacted by the pandemic, the PRC economy was less affected by the pandemic when compared to Hong Kong or other countries with more strict restriction policies such as lockdown and quarantine.

Cost of Revenues

Our Operating Subsidiaries directly and indirectly purchase sea, air and rail cargo space from shipping lines, airlines, CSAs, train operators or other freight forwarders, as well as providing or arranging for trucking services. For the fiscal years ended September 30, 2021 and 2020, the majority of their cost of revenue consisted of freight charges. Cost of revenue was $74,861,348 for the fiscal year ended September 30, 2021 as compared to $38,232,061 for the fiscal year ended September 30, 2020. Due to the Covid-19 pandemic, the supply of shipment and flight capacity were decreased significantly as a result of restriction on transportation between countries, i.e., the increase of travel restriction and the quarantine periods required for shipping crews/flight crews. The increase in cost of revenues is correlated with the increase in revenues over the year.

Gross profit

Gross profit was $9,679,296 and $5,783,171 for the fiscal years ended September 30, 2021 and 2020, respectively. Since our Operating Subsidiaries price their services on a cost-plus basis, the price level given by their suppliers directly determines their ability to offer cargo space to customers at competitive prices. Although there was an increase in the cost of revenue as discussed above, our Operating Subsidiaries were able to maintain their gross profit at 11.4% and 13.1% for the fiscal year ended September 30, 2021 and 2020, respectively.

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General and Administrative Expense

	For the fiscal years ended September 30,			%
	2021	2020	Change	Change
	US$	US$	US$
Staff salaries and bonuses	1,751,790	1,152,125	599,665	52.0%
Staff commission	359,934	205,364	154,570	75.3%
Rent and rates	337,885	255,897	81,988	32.0%
Mandatory Provident Fund	195,736	122,428	73,308	59.9%
Other	624,971	701,935	(76,964)	-11.0%
	3,270,316	2,437,749	832,567	34.2%

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General and administrative expenses increased by $832,567 or 34.2% to $3,270,316 for the fiscal year ended September 30, 2021 as compared to $2,437,749 for the fiscal year ended September 30, 2020. The increase was primarily due to the increase in commissions and bonuses for employees of the sales department, which correlates with the increase in revenue during fiscal year ended September 30, 2021.

Income from Operations

As a result of the above, income from operations was $6,403,370 and $3,345,422 for the fiscal years ended September 30, 2021 and 2020, respectively.

Other Income (Expenses)

Other income of $1,055,823 for the fiscal year ended September 30, 2021 primarily consisted of the reversal of provision for doubtful accounts of $1,095,537. Other loss of $1,265,289 for the fiscal year ended September 30, 2020 primarily consisted of the provision for doubtful accounts of $1,110,653. The reversal of provision of doubtful accounts for the fiscal year ended September 30, 2021 was due to the fact that we successfully recovered $1,602,057 in receivables that were fully impaired in the prior years.

Interest expense

Interest expense of $47,853 for the fiscal year ended September 30, 2021 as compared to interest expense of $17,929 for the fiscal year ended September 30, 2020. The increase was primarily attributable to the increase in the weighted average of bank loans over the year.

Net Income

Net income was $5,848,485 and $1,554,079 for the fiscal years ended September 30, 2021 and 2020, respectively.

Other Comprehensive Income

For the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries realized a foreign currency translation of $474,679 and $115,217, respectively. Foreign currency translation gain increased during the fiscal year ended September 30, 2021 because of the exchange rate fluctuations during 2021.

Liquidity and Capital Resources

Our Operating Subsidiaries’ business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on their obligations, lease payments, tax payments when they generate taxable income. Our Operating Subsidiaries’ liquidity and capital requirements are principally our operating expenses and payments of interest and principal repayment arising from our indebtedness. Our principal sources of funds have historically been our equity capital, cash generated from our operations, bank borrowings and finance leases. Going forward, we expect to fund our working capital and other capital requirements with a combination of various sources, including but not limited to cash generated from our operations, banking facilities and the net proceeds of the offering as well as other possible equity and debt financing as and when appropriate. We regularly monitor our liquidity and capital requirements to ensure that we maintain sufficient cash resources for our working capital requirements and capital expenditure needs. Recently, our Operating Subsidiaries have financed their capital requirements with borrowings under an existing term loan facility, borrowings under an existing revolving credit facility and cash flows from operating activities.

As at September 30, 2021 and 2020, we had total cash and cash equivalents of $2,878,255 and $3,737,770, respectively. As at September 30, 2021, $1,714,056 and $2,023,714 represented cash and cash equivalent held in the PRC and Hong Kong, respectively. As at September 30, 2020, $2,134,966 and $743,289 represented the cash and cash equivalent held in the PRC and Hong Kong, respectively.

The following table summarizes our consolidated statements of cash flows as derived from our consolidated financial statements included elsewhere in this prospectus and this summary should be read in conjunction therewith.

	For the fiscal years ended September 30,
	2021	2020
	US$	US$
Net cash provided by operating activities	3,090,230	1,245,114
Net cash used in investing activities	(210,005)	(6,735)
Net cash (used in) provided by financing activities	(3,725,155)	615,339
Effect of exchange rate change on cash	(14,585)	26,736
Net (decrease) increase in cash and cash equivalents	(859,515)	1,880,454

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Cash flow from operating activities

For the fiscal year ended September 30, 2021, we recorded net cash provided by operating activities of $3,090,230, which was a consolidated result of operating cash flow before adjustment of $1,095,537 for reversal of provision for doubtful accounts. Changes in operating assets and liabilities were primarily comprised of: (i) the increase in accounts payable of $4,490,536; (ii) the increase in accounts receivable of $7,808,623; (iii) the increase in other payables and accrued liabilities of $1,712,407; and (iv) the decrease in prepayment, deposit and other receivables of $94,828.

Net income for the fiscal year ended September 30, 2021 was $5,848,485. Excluding the non-cash nature of the reversal of doubtful accounts of $1,095,537, net cash generated from net income was $4,752,948. However, this cash flow effect is over-weighed by the increase in account receivables of $7,808,623. In response to the pressure on the working capital requirement, we simultaneously increased account payables by $4,490,536 and other payables and accrued liabilities by $1,712,407. Subsequently, during the six month ended March 31, 2022, we were able to reduce the account receivables by $8,508,437 and reduce the account payables by $4,657,641.

For the fiscal year ended September 30, 2020, we recorded net cash generated from operating activities of approximately $1,245,114, which was a consolidated result of operating cash flow before adjustment of $1,110,653 in provision for doubtful accounts. Changes in operating assets and liabilities were primarily comprised of: (i) the increase in accounts payable of $3,588,239; (ii) the increase in accounts payable of $1,362,044; (iii) the increase in other payables and accrued liabilities of $428,953; and (iv) the increase in prepayment, deposit and other receivables of $3,588,239.

Net income for the fiscal year ended September 30, 2020 was $1,554,079. Adding back the non-cash nature of provision for doubtful accounts, cash generated from net income was $2,664,732. This cash flow effect is over-weighed by the increase in account receivables of $3,588,239, while net cash generated from operating activities of $1,245,114 was a result of the increase in account payables by $1,362,044.

For the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries had a cash flow from operating activities of $3,090,230 and $1,245,114, respectively. As of September 30, 2021 and 2020, our Operating Subsidiaries had cash of $2,878,255 and $3,737,770, respectively. Management continues to monitor working capital sufficiency in light of overall growth of business operations.

We believe the Company’s revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they mostly become due one year from the date of this prospectus. However, we may need additional cash resources in the future if our Operating Subsidiaries experience changed business conditions or other developments and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flow used in investing activities

For the fiscal year ended September 30, 2021, we recorded net cash outflow used in investing activities of $210,005, which mainly represented purchase of equipment of $48,319 offset by $161,686 in acquisition of subsidiary. Net cash used in investing activities represents the consideration paid for the acquisition of Trillion, one of our Operating Subsidiaries involved in the warehouse management and ancillary logistics services located in Hong Kong. CGL owns 51% of Trillion. Trillion became a subsidiary of CGL on July 30, 2021.

For the fiscal year ended September 30, 2020, we recorded net cash outflow used in investing activities of $6,735, which mainly represented purchase of equipment for replacement of old equipment for the future needs of our increased business operations.

Cash flow used in/provided by financing activities

For the fiscal year ended September 30, 2021, we recorded net cash outflow used in financing activities of $3,725,155, which mainly represented proceeds from bank borrowings of $2,545,595 and advances from related party, Mr. Byron Lee, the sole shareholder of Fook Star, of $1,217,067, which was offset by $7,411,590 in amount advanced to related party and $24,707 in repayment to bank borrowing. The net amount due from Mr. Byron Lee was offset entirely by declaring the special dividend by our Board of Directors effective as of June 23, 2022 in the amount of $14,214,127, which offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. See “Related Party Transactions - Amount due from director” on page 125 of this prospectus.

For the fiscal year ended September 30, 2020, we recorded net cash inflow from financing activities of $615,339, which mainly represented proceeds from bank borrowings of $416,324 and $425,209 in amounts advanced from a related party offset by $226,194 in amount advanced to related party.

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Credit Facilities/Bank Facility

Below are the drawdown dates and amounts of outstanding bank borrowings in HKD as of the fiscal years ended September 30, 2021 and 2020:

Bank Name	Drawdown Date	Due Date	Interest rate	Guarantee	Date of paid off	2021	2020
						US$	US$
Bank of China*	June 3,2020	June 2, 2023	2.5% below Prime rate	Guarantee by Lee Fook Chuen Byron	-	391,036	417,559
Bank of China**	December 1, 2020	November 30, 2025	2.5% below Prime rate	Guarantee by Lee Fook Chuen Byron	-	226,592	-
Bank of China***	March 31, 2021	March 31, 2022	2.25% over HIBOR	Guarantee by Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Lee Fook Chuen Byron	February 4, 2022	1,027,632	-
Bank of China***	July 19, 2021	July 19, 2022	2.25% over HIBOR	Guarantee by Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Lee Fook Chuen Byron	February 16, 2022	256,904	-
Nanyang Commercial Bank****	August 13, 2021	November 11, 2021	2.25% over HIBOR	Guarantee by Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Lee Fook Chuen Byron	October 12, 2021	1,027,632	-

* This is a term loan agreement up to HKD 3,236,000. We utilized HKD 3,236,000 since June 3, 2020. We recognized this loan as long-term bank borrowings in our consolidated financial statements.

**This is a term loan agreement up to HKD 1,764,000. We utilized HKD 1,764,000 since December 1, 2020. We recognized this loan as long-term bank borrowings in our consolidated financial statements

***This is a revolving loan agreement up to HKD 10,000,000. We drewdown HKD 8,000,000 and HKD 2,000,000 on March 31, 2021 and July 19, 2021, respectively. Subsequently, we repaid HKD 3,000,000 on November 2, 2021 and further drewdown HKD 3,000,000 on January 5, 2022, and repaid HKD 5,000,000 and HKD 2,000,000 on February 4, 2022 and February 16, 2022, respectively. We recognized this loan as short-term bank borrowings in our consolidated financial statements.

****This is a revolving loan agreement up to HKD 8,000,000. We drewdown HKD 80,000,000 on August 13, 2021 and subsequently repaid the entire amounts on November 11, 2021. We recognized this loan as short-term bank borrowings in our consolidated financial statements.

Interest expense incurred from the bank borrowing were US$35,020 and US$2,886 for the fiscal years ended September 30, 2021 and 2020, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions. In certain circumstances, those estimates and assumptions can affect amounts reported in the accompanying consolidated financial statements and notes. In preparing our financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. Application of the accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The following is a brief discussion of our critical accounting policies and estimates.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

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Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification:	Estimated useful life
Leasehold improvement	5 years
Computer and office equipment	3-5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Impairment of long-lived assets

Long-lived assets, including goodwill and property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 2021 and 2020, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at September 30, 2021 and 2020, as the weighted average interest rate on this long-term debt approximates the market rate for similar debt.”

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the years ended September 30, 2021 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are mainly generated from provision of logistic arrangement services. For each trip, the Company has a single performance obligation, to transport its customer’s freight from the specified origin to a specified destination.

The management has determined that revenue recognition based on the expected time of arrival (“ETA”) for the importing job and expected time for departure (“ETD”) for the exporting job provides a reasonable estimate of the provision of services to its customers.

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The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Interest income from banks is recognized when received.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

Please refer to note 2 to the consolidated financial statements include in this prospectus for a discussion of recently issued accounting standards.

HISTORY AND CORPORATE STRUCTURE

Overview of Corporate Structure

We are a freight forwarding company founded in Hong Kong and, through our Operating Subsidiaries, principally engage in providing freight forwarding services to our Operating Subsidiaries’ customers. Our headquarters are based in Hong Kong and our Operating Subsidiaries operate six offices located in various coastal cities in the PRC from which our Operating Subsidiaries provide regional and international freight forwarding services to their customers.

CGL, our key operating subsidiary in Hong Kong, was founded by Mr. Byron Lee and his spouse, Ms. Cheng, in 1996. In August 1999, funded by Mr. Byron Lee’s personal wealth, CGL commenced its freight forwarding business with a focus on providing international sea freight services between China and European countries.

In November 2004, we established Flying Fish (SH) in the PRC and set up our first PRC office in Shanghai to provide international freight forwarding services primarily in Shanghai and Jiangsu province. Between November 2005 and June 2021, we established six more branches in the PRC to provide international freight forwarding services to, among other cities and areas, Shanghai, Guangdong province, Fujian province, Zhejiang province and Shandong province and, in June 2021, our sixth branch in Beijing which, as of the date of this prospectus, is opened but not engaged in operations. We are also planning the establishment of our seventh branch in Jiangmen.

On March 3, 2022, our Company was incorporated in the Cayman Islands as an exempted company with limited liability as the listing vehicle. The authorized share capital of our Company at incorporation was US$30,300 divided into 303,000,000 shares of a nominal or par value of US$0.0001 each. At incorporation, one Ordinary Share was issued as fully-paid to the initial subscriber, which is the nominee of the company secretarial company engaged by our Company and an Independent Third Party, and such Ordinary Share was transferred to Fook Star from the initial subscriber on March 3, 2022.

Reorganization

Beginning in March 2022 and completed April 26, 2022, our Group underwent a reorganization to consolidate our businesses in Hong Kong and the PRC into an offshore corporate holding structure in anticipation of our listing on a recognized securities exchange, which resulted in the corporate structure as set forth below. For information on the Reorganization, see “Prospectus Summary - Reorganization” above.

Our Major Operating Subsidiaries

Our business and financial results are contributed primarily by our four Operating Subsidiaries, namely CGL, Flying Fish (BJ), Flying Fish (SH) and Trillion.

CGL

The commencement of the freight forwarding business of CGL in August 1999 marked the inception of our operations. During FY2021 and FY2020, CGL has been our major Operating Subsidiary in Hong Kong, which is principally engaged in providing freight forwarding services and ancillary logistic services in Hong Kong. CGL also owns 100% of the shares of Flying Fish (BJ) and 51% of Trillion.

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Flying Fish (SH)

On November 30, 2004, Flying Fish (SH) was established as a foreign-owned enterprise in the PRC, which is wholly-owned by CGL Holding with a registered capital of US$620,000 to commence its freight forwarding businesses in the PRC. Pursuant to various board resolutions, Flying Fish (SH) established: (i) a branch in Shenzhen to expand its freight forwarding operations to cover the Shenzhen and Guangdong provinces; (ii) a branch in Xiamen and Ningbo to expand its freight forwarding operations to cover the Xiamen and Ningbo provinces; (iii) a branch in Guangzhou to expand its freight forwarding operations to cover the Guangzhou province; (iv) a branch in Qingdao to expand its freight forwarding operations to cover the Qingdao and Shandong provinces; and (v) a branch in Beijing to expand its freight forwarding operations to cover the Beijing area. We are also planning a further establishment of an office in Jiangmen.

On November 10, 2005, the business license of the Shenzhen branch was issued by the Shenzhen Administration for Industry and Commerce; on June 6, 2006 and July 3, 2006, the business license of each of the Xiamen branch and the Ningbo branch was issued by the Xiamen Administration for Industry and Commerce and the Ningbo branch was issued by the Ningbo Administration for Industry and Commerce, respectively; on May 20, 2013, the business license of Guangzhou was issued by the Guangzhou Administration for Industry and Commerce; on May 26, 2015, the business license of Qingdao was issued by the Qingdao Administration for Industry and Commerce; on June 2, 2021, the business license of Beijing was issued by the Beijing Administration for Industry and Commerce.

Flying Fish (BJ)

On September 8, 2021, Flying Fish (BJ) was incorporated in the PRC with limited liability, and is the wholly-owned subsidiary of CGL conducting business operations in the PRC as one of our Operating Subsidiaries.

Trillion

On June 3, 2019, Trillion was incorporated in Hong Kong with limited liability, and is a subsidiary of CGL which holds 51% of the issued shares of Trillion, conducting business operations in Hong Kong as one of our Operating Subsidiaries.

Incorporation of Holding Companies

Fook Star

On March 6, 2016, Fook Star was incorporated in the BVI as a holding company with limited liability and is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each of a single class. As of the date of this Prospectus, Fook Star owns all of the issued shares of the Company.

CGL Holding

On November 19, 2008, CGL Holding was incorporated in the BVI with limited liability and is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. CGL Holding is a holding company and owns all of the issued shares of Flying Fish (SH), one of our Operating Subsidiaries.

CGLH

On November 16, 2016, CGLH was incorporated in BVI as a holding company with limited liability and is authorized to issue a maximum of 50,000 shares with a par value of US$1.00 each of a single class. Its wholly-owned subsidiary is CGL.

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Key Milestones

The key milestones in our development are highlighted chronologically below:

Month/Year	Milestones
August 1999	Commenced our freight forwarding business in Hong Kong, focusing on international sea freight forwarding businesses for exportation between China and European destinations.

November 2004	Established Flying Fish (SH) as our operating subsidiary in Shanghai to provide international freight forwarding services primarily in Shanghai.

November 2005	Expanded our international freight forwarding operations to cover Shenzhen and Guangdong province by the establishment of the Shenzhen branch of Flying Fish (SH).

2006	CGL became a member of MarcoPoloLine, an affiliation of international freight forwarder.

June 2006	Expanded our international freight forwarding operations to cover Xiamen and Fujian province by the establishment of the Xiamen branch of Flying Fish (SH).

July 2006	Expanded our international freight forwarding operations to cover Ningbo and Zhejiang province by the establishment of the Ningbo branch of Flying Fish (SH).

2012	CGL was named a ‘‘Recommended Agent’’ by the Five Stars Freight System World Agency Network in recognition of the quality services we offered to other members of the Five Stars Freight System World Agency Network.

May 2013	Expanded our international freight forwarding operations to cover Guangzhou and Guangdong province by the establishment of the Guangzhou branch of Flying Fish (SH).

2014	CGL was awarded as a ‘‘Highly Commended’’ member by MarcoPoloLine in recognition of the quality services we offered to other members of MarcoPoloLine.

May 2015	Expanded our international freight forwarding operations to cover Qingdao and Shandong province by the establishment of the Qingdao branch of Flying Fish (SH).

June 2015	Commenced our railway freight forwarding business from China to European destinations.

September 2021	Expanded Flying Fish (BJ) as our Operating Subsidiary in Beijing to provide international freight forwarding services primarily in Beijing.

July 2021	Expanded CGL’s warehouse operation by acquiring a 51% interest in Trillion.

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INDUSTRY OVERVIEW

Freight Forwarding Logistics Industry in the PRC

In recent years, the freight forwarding services market in the PRC has been gradually growing, mainly driven by the positive performance of the domestic economy and the increasing demand for made-in-China products from foreign countries. During 2016 to 2021, the overall revenue generated by air, sea and land freight forwarding services increased from RMB1,184.0 billion in 2016 to RMB1,460.2 billion in 2021, representing a CAGR of 4.3%. Meanwhile, the revenue attributable to air freight forwarding services in the PRC has recorded the highest growth rate, with a CAGR of 7.4% during 2016 to 2021, which is mainly due to the rapid development of aviation facilities in the PRC.

The outbreak of Covid-19 in the PRC in late 2019 has impacted the overall economy and led to the decrease in cargo throughput in Mainland China. In particular, the rise in air cargo price during the Covid-19 outbreak due to the surge in demand for medical goods and decrease in number of air flight is expected to offset the decrease in air freight forwarding movements, which in turn led to a rise in revenue of air freight forwarding services in the PRC. The significant decrease in the land freight forwarding services in the PRC in 2020 is due to the lockdown of cities during the first quarter of 2020 as a result of the Covid-19 outbreak, which has restricted the land transportation services. It is expected that the freight forwarding services market in the PRC will recover afterwards. By 2026, the overall market in the PRC will reach RMB1,768.6 billion with a CAGR of 5.9% during 2022 to 2026.

Air Freight Forwarding Logistics Industry in the PRC

Recently, the air freight forwarding services market in the PRC has been gradually growing, mainly driven by (i) the positive performance of domestic economy and (ii) the increasing demand for made-in-China products from foreign countries. During 2016 to 2021, the revenue generated by air freight forwarding services increased from RMB54.1 billion in 2016 to RMB77.2 billion in 2021, representing a CAGR of 7.4%.

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The outbreak of Covid-19 in the PRC since late 2019 has adversely impacted the overall economy and led to the decrease in cargo throughput in Mainland China. In particular, the rise in air cargo price during the Covid-19 outbreak due to the surge in demand for medical goods and decrease in number of air flight is expected to offset the decrease in air freight forwarding movements, which in turn lead to a rise in revenue of air freight forwarding services in Mainland China. Going forward, it is expected that the air freight forwarding services market in areas beyond the PRC will recover, which is expected to bring about a slight slowdown in terms of growth of revenue of air freight forwarding services in the PRC in 2021. By 2026, the overall air freight forwarding services market in the PRC will reach RMB92.6 billion with a CAGR of 4.0% from 2022 to 2026.

Cross-Border E-Commerce of the PRC

Cross-border e-commerce is a form of international trade which consumers purchase online from merchants located in other countries and jurisdictions. In the PRC, the market size of the cross-border e-commerce industry has been growing significantly in recent years, increasing from RMB6.7 trillion in 2016 to RMB14.6 trillion in 2021, at a CAGR of 16.9%, which is attributable to, among other things, (i) the amount of disposable income per capita nationwide in the PRC has increased from approximately RMB23,821 in 2016 to approximately RMB35,128 in 2021, representing a CAGR of 8.1%. The improved living standards have thereby stimulated the total expenditure of various consumer goods in the PRC; (ii) the continuous development of various hardware infrastructure including but not limited to airport, air cargo handling facilities and warehouses have unleashed the capacity to cater to the growing cross-border e-commerce demand. For instance, the Guangzhou Baiyun Airport has handled a year-on-year growth of 20% of cross-border e-commerce goods in 2021, where facilities in handling and accelerating the turnaround of import and export of goods has been increasingly mature; (iii) the expedite development of software infrastructure in the aspect of information technology have collectively driven the variety of sellers and products available on the supply side, and the increasing engagement of consumers from the demand side; (iv) the growing reliance on the internet and web-based application and the use of mobile devices in general has created more opportunities for the overall e-commerce industry; and (v) supportive government measures, such as the promulgation of “Circular on the Work of Promoting the Healthy and Rapid Development of Electronic Commerce”, with free trade zone established where goods are imported and exported with minimal or not subject to any customs duty, have contributed to the accelerated flow of products inbound and outbound.

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Sea Freight Forwarding Logistics Industry in the PRC

Over the past few years, the sea freight forwarding services market in the PRC has been steadily expanding, principally attributable to (i) the growth in seaborne trade volume and (ii) the thriving demand arising from global infrastructure and economic development as the majority of the related goods are raw materials and commodities such as steel, coal, cement, wood and other construction materials are generally transported by ships. During 2016 to 2021, the revenue generated by sea freight forwarding services increased from RMB828.7 billion in 2016 to RMB1,059.9 billion in 2021, representing a CAGR of 5.0%.

With the gradual recovery of foreign trade and global economy, the growth of sea freight forwarding services market in the PRC is likely to continue. The market is forecasted to rise to RMB 1,255.5 billion in 2026, with a CAGR of 6.2% from RMB985.7 billion in 2022.

Land Freight Forwarding Logistics Industry in the PRC

Road transportation accounted for over 70% of total transportation volume in the PRC from 2015 to 2021 and plays a critical role in logistics system of the PRC. Associated with (i) the robust growth of logistics needs on different e-commerce platforms, such small and medium e-commerce merchants along with the booming in e-commerce industry; (ii) favorable policies and reforms aimed at fostering logistics industry as well as land freight forwarding services industry, for instance, “Implementation Opinions on Further Reducing the Costs of Logistics” implemented in 2020 helps to enhance service quality and cost efficiency of logistics via the construction of a nationwide logistics network and the modernization of supply chain, the market size of the land freight forwarding logistics industry increased moderately from RMB301.2 billion in 2016 to RMB323.1 billion in 2021, with a CAGR of approximately 1.4%. The significant decrease in revenue generated from the land freight forwarding services in the PRC in 2020 is due to the lockdown of cities during the first quarter of 2020 as a result of the Covid-19 outbreak, which has restricted the land transportation services.

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Moving forward, the market size of the land freight forwarding logistics industry is expected to rise with a CAGR of 5.4% during the period of 2022 to 2026. Such strong growth is underpinned by (i) the growing demand from continuous expansion in e-commerce industry and (ii) the derived transportation demand from lower-tier cities and rural areas as they are becoming more economically vibrant.

Threats for the Freight Forwarding Logistics industry in the PRC

Demand fluctuation subject to seasonality and economic circumstance

Freight forwarding service providers incur considerable fixed operating costs such as costs on labour, transportation vehicles, administration, information system software, etc. Erratic demand during recession may pose considerable challenges on market participants with overwhelming idle resources, while the nature of seasonality of cargo trading also plays a significant role impacting the freight forwarding industry.

Adverse impact brought by the outbreak of the Covid-19

Since 2020, the outbreak of the Covid-19 around the globe heavily and adversely impacted the global economy. A number of industries such as transportation and logistics, manufacturing and tourism has been heavily dampened due to the implementation of mandatory policies to constrain human movement and activities, leading to the disruption of the global supply chain and cancellation of sales contracts and shipping contracts, as a large amount of upstream manufacturers, midstream assembly and transportation companies have temporarily suspended their operations in March 2020. Reduced international and inter-provincial flow of goods, unavailability of workers across the PRC due to extensive travel restrictions, limited supply of cargo spaces due to the prolonged suspension and/or cancellation of passenger flights and other carriers, mandatory quarantine requirement and the temporary closure of factories in the first quarter of 2020 and more stringent import and export procedures in place due to the Covid-19 outbreak, namely pre-testing of Covid-19 and quarantine requirements for flight crew members, has increased the administrative costs of freight forwarders and adversely impacted the freight forwarding and logistics industry.

Sluggish global supply chain and trading owing to the U.S. China trade war

The recent trade conflict since 2018 between the United States and the PRC may bring uncertainty to the freight forwarding and logistic industries. With the United States’ imposition of tariffs on certain Chinese imports and China’s imposition of similar counter-measures on certain United States imports, the trade volume between the United States and the PRC shall be continuously affected, disrupting the supply chain and causing turbulence of demand for freight forwarding services, which in turn bring uncertainties and risk to the demand for freight forwarding services.

Freight Forwarding Logistics Industry in Hong Kong

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Benefitted from (i) the proliferation of e-commerce platforms and (ii) more frequent trading activities with neighboring Asian cities, the revenue generated from land, air and sea freight forwarding services in Hong Kong grew moderately from approximately HK$136.5 billion in 2016 to approximately HK$155.8 billion in 2021, representing a CAGR of 2.7%. The decline in revenue in 2019 was mainly due to Sino-US trade war which has impacted the international trade volume and the demand for freight forwarding service in Hong Kong.

Due to the impact of Covid-19 pandemic worldwide, the international trade activities and the demand and supply for freight forwarding services have both been weakened. The decrease in air cargo throughput is offset by the rising air cargo space price as a result of the surge in export demand for face masks and other medical supplies from March to June 2020 which enhanced the competition for air cargo spaces, which in turn led to an increase in the overall market size of air freight forwarding services in Hong Kong from HK$ 50.5 billion in 2019 to HK$ 64.2 billion in 2020. By 2026, the land, air and sea freight forwarding services market in Hong Kong is expected to reach HK$164.6 billion, representing a CAGR of 3.1% during 2022 to 2026.

Ancillary Logistics Services Industry in Hong Kong

Auxiliary logistics services generally involve trucking services, customs clearance services, express delivery services, which also contribute to an indispensable part of the entire integrated logistics services market. Recently, the revenue generated from auxiliary logistics services in Hong Kong has declined from HK$1.5 billion in 2016 to HK$2.9 billion in 2021, representing a CAGR of approximately 14.1%. Such robust growth is primarily attributed to (i) the fact that more and more freight forwarders tend to provide one-stop services comprising of auxiliary logistics services in order to enhance competitiveness and (ii) increasing importance of such services attributed to the rising trend of cross-border ecommerce. Moving forward, the revenue derived from auxiliary logistics services in Hong Kong is expected to reach approximately HK$3.7 billion by the end of 2026, representing a CAGR of 5.4% during 2022 to 2026.

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Air Freight Forwarding Logistics Industry in Hong Kong

The rising merchandise trades and booming e-commerce contributes to the growth of air freight forwarding. The market size of air freight forwarding services in Hong Kong has increased from HK$48.9 billion in 2016 to HK$58.6 billion in 2018. Due to the unstable political environment in Hong Kong, which began in March and deteriorated in June 2019, the public transport and logistics services has been negatively impacted in 2019. In addition, the impact of trade conflicts between the U.S. and the PRC started to emerge in the same year, the market size of air freight forwarding services in Hong Kong decreased by 13.8% from HK$58.6 billion in 2018 to HK$50.5 billion in 2019. Overall, the market size of air freight forwarding increased at a CAGR of 5.6% during 2016 to 2021. The increase in market size of air freight forwarding in 2020 was due to the rising air cargo space price as a result of (i) the surge in export demand for face masks and other medical supplies, (ii) re-opening of automotive factories in Germany, and (iii) the lack of overall air cargo capacity due to the grounding of many passenger services. The rise in air cargo price during the Covid-19 outbreak has offset the decrease in air freight forwarding movements in 2020.

Some products purchased through cross-border e-commerce channels are electronic devices which contain batteries. In the PRC, only major multinational companies with special shipping approvals issued by the government can ship products with batteries by air, and only in bulk. The cross-border e-commerce parcels containing batteries cannot be shipped by air in the PRC. Many cross-border e-commerce companies choose to ship their parcels through the Hong Kong International Airport.

The air cargo capacity recorded a decrease in 2021 as a result of new flight crew quarantine measures in Hong Kong, which was introduced on February 20, 2021, all Hong Kong-based flight crews are required to quarantine for two or three weeks when returning from an international flight, which would further reduce the number of flights and air cargo capacity in Hong Kong. The Government has tightened the quarantine measures for air cargo crew members in view of the rising trend of imported Covid-19 cases with the Omicron variant. According to the Government announcement at December 31, 2021, Hong Kong-based air cargo crew members are now subject to seven days of hotel quarantine instead of three days. Some airline companies cut air cargo capacity after Hong Kong tightens Covid-19 restrictions. Cathay Pacific makes reductions to its long-haul cargo capacity through March 2022 after Hong Kong tightened Covid-19 quarantine measures for airline crew. The implementation of more stringent quarantine requirements would reduce the air cargo handling capacity in Hong Kong in the near future. As a result, the market size of air freight forwarding services in Hong Kong increased from HK$63.9 billion in 2020 to HK$64.2 billion in 2021. The supportive government policies, such as the establishment of Greater Bay Area, and the expected completion of three-runway system and expansion in Hong Kong International Airport by 2025 would, in the long run, largely boost the capacity of cargo throughput, and further drive the growth of air freight forwarding services in Hong Kong. The market size of air freight forwarding is expected to rise at CAGR of 5.0% from 2022 to 2026.

A joint venture led by Cainiao Network (the logistics arm of Alibaba Group), with shareholders including China National Aviation Corporation (Group) Limited and YTO Express, will develop the premium logistics centre at Kwo Lo Wan in the South Cargo Precinct of the Hong Kong International Airport, which is scheduled to be completed and put into operation in 2023, making the Hong Kong International Airport a more competitive air cargo terminal in the future. Hong Kong, as a regional hub for import and export, has seen and will continue to see increasing demands for air freight forwarding services related to cross-border e-commerce activities.

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Sea Freight Forwarding Logistics Industry in Hong Kong

Given the well-established logistic infrastructures in Hong Kong, along with the supportive government policies, including tax initiatives in fostering ship leasing business and development of marine insurance, and the establishment of Maritime and Aviation Training Fund, the sea freight forwarding services in Hong Kong has been benefited from it and experienced a moderate growth in recent years. During 2015 to 2020, the revenue of sea freight forwarding services has increased from HK$67.5 billion in 2016 to HK$71.1 billion in 2021, representing a CAGR of 1.0% from 2016 to 2021.

Looking forward, the outbreak of Covid-19 has also impacted the market performance of sea freight forwarding services in Hong Kong. Therefore, the revenue of sea freight forwarding services in Hong Kong in 2020 decreased to HK$70.5 billion. And the market is expected to recover afterward with the continuous development of logistic infrastructures, such as deepening the navigable depth of the Kwai Tsing Container Basin so as to allow ultra-large container ships to access the container terminals at all tides, and further enhances the company’s position as the logistic hub in Asia. The sea freight forwarding service in Hong Kong is expected to expand gradually and reach HK$78.7 billion by 2026, representing a CAGR of 2.1% during 2022 to 2026.

Land Freight Forwarding Logistics Industry in Hong Kong

From 2016 to 2021, the market size of the land freight forwarding logistics industry in Hong Kong witnessed a slight increase with a CAGR of approximately 0.4%, increasing from HK$20.1 billion in 2016 to HK$20.5 billion in 2021. The market size recorded a year-on-year decline of approximately 6.5% from 2019 to 2020, primarily attributed to (i) the social unrest in 2019 which adversely impacted the public transport and logistics services in Hong Kong; (ii) the economic recession in 2020 associated with the Covid-19 outbreak; and (iii) the unfavorable global trading environment along with geopolitical issues such as the trade conflicts between the U.S. and the PRC. The market size subsequently regained its growth momentum in 2021 owing to the relaxation of transportation restrictions and the recovery of the global economy attributable to the temporary control of the spread of Covid-19 during the year.

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Moving forward, the market size of the land freight forwarding logistics industry in Hong Kong is anticipated to recover and increase from HK$21.0 billion in 2022 to HK$22.8 billion in 2026, representing a CAGR of 2.1%. Such recovery is supported by (i) the gradual resumption of global economic performance in the post- Covid-19 period.

Competitive Landscape of Freight Forwarding Services Market in the PRC

Top sea freight forwarding logistics companies in the PRC, 2021

Ranking	Company	Approximate sea freight forwarding revenue in 2021 (RMB billion)	Approximate market share in 2021
1	Company A	67.8	6.4%
2	Company B	24.2	2.3%
3	Company C	10.6	1.0%
4	Company D	7.9	0.7%
5	Company E	6.9	0.6%
	Subtotals	117.4	11.1%
	Others	942.5	88.9%
	Total	1,059.9	100.0%

As at December 2021, there were approximately 15,000 sea freight forwarding services providers in the PRC. Overall, the top five largest services providers accounted for market share of 11.1% by revenue in 2021.

Top air freight forwarding companies in the PRC, 2021

Ranking	Company	Approximate air freight forwarding revenue in 2021 (RMB billion)	Approximate market Share in 2021
1	Company F	11.8	15.3%
2	Company G	10.7	13.9%
3	Company A	9.4	12.2%
4	Company H	8.1	10.5%
5	Company C	6.1	7.9%
	Subtotals	46.1	59.7%
	Others	31.1	40.3%
	Total	77.2	100.0%

As at December 2021, there were approximately 5,500 air freight forwarding services providers in the PRC. Overall, the top five largest services providers accounted for market share of 59.7% by revenue in 2021.

Top land freight forwarding logistics companies in the PRC, 2021

Ranking	Company	Approximate land freight forwarding revenue in 2021 (RMB billion)	Approximate market Share in 2021
1	Company A	6.6	2.0%
2	Company I	5.2	1.6%
3	Company J	3.0	0.9%
4	Company K	1.5	0.5%
5	Company L	1.3	0.4%
	Subtotals	17.6	5.5%
	Others	305.5	94.5%
	Total	323.1	100.0%

As at December 2021, there were approximately 30,000 land freight forwarding services providers in the PRC. Overall, the top five largest services providers accounted for market share of 5.5% by revenue in 2021.

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Competitive Landscape of Freight Forwarding Services Market in Hong Kong

Top air freight forwarding companies in Hong Kong, 2021

Ranking	Company	Approximate air freight Forwarding revenue in 2021 (HK$ billion)	Approximate market share in 2021
1	Company A	3.2	5.0%
2	Company B	3.0	4.7%
3	Company C	2.2	3.4%
4	Company D	2.1	3.3%
5	Company E	1.7	2.6%
	Subtotals	12.2	19.0%
	Others	52.0	81.0%
	Total	64.2	100.0%

In 2021, there were approximately 1,300 air freight forwarding services providers in Hong Kong. In Hong Kong, the leading market players are usually the international logistic service providers and the aggregate market share of the top five players in the freight forwarding market in 2021 was 19.0%. The market dominance of international enterprises is primarily attributable to their integrated logistic service offerings, possession of huge resources and extensive industry experience.

Top sea freight forwarding logistics companies in Hong Kong, 2021

Ranking	Company	Approximate sea freight forwarding revenue in 2021 (HK$ billion)	Approximate market Share in 2021
1	Company A	2.7	3.7%
2	Company D	2.0	3.2%
3	Company B	1.7	2.8%
	Subtotals	7.0	9.8%
	Others	64.8	90.2%
	Total	71.8	100.0%

In 2021, there were approximately 2,300 sea freight forwarding services providers in Hong Kong. In Hong Kong, the leading market players are usually the international logistic service providers and the aggregate market share of the top three players in the freight forwarding market in 2021 was 9.8%.

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Warehousing Marketing in Hong Kong

The outbreak of Covid-19 led to the slowdown in demand for warehousing partially offset by the sudden surge in demand for the storage of medical supplies in 2020. The revenue generated from warehousing services in Hong Kong has remained the same for 2019 and 2020. Overall, the revenue generated from warehousing services recorded an increase from approximately HK$6.6 billion in 2016 to approximately HK$7.2 billion in 2021, representing a CAGR of 1.8% during 2016 to 2021, primarily due to the surging rents of private flatted factories/warehouses and the rising needs for warehouse logistics services in Hong Kong in the past few years.

Moving forward, in view of dynamic customer demands, freight forwarders are keen to provide more value-added services such as warehousing. The revenue derived from warehousing services in Hong Kong is expected to reach approximately HK$8.3 billion by the end of 2026, representing a CAGR of 2.9% during 2022 to 2026.

Competitive landscape for the warehousing industry in Hong Kong

Hong Kong, as a free trade port, has consistently maintained its position as a logistics hub in the Asia-Pacific region. The logistics industry drives demand for warehousing which is an important part of supply chain. Hong Kong is the world’s largest distribution center for electronic components. Most of the electronics companies in the PRC rent warehouses in Hong Kong to receive overseas goods. Since 2014, Hong Kong’s local warehouse vacancy rate has ranged between 0.3% and 1%. High property price, however, limits the warehousing industry in Hong Kong to expand at a high growth rate. Many manufacturers and producers choose warehouses in Shenzhen instead and it is expected that the warehousing industry in Hong Kong will grow at a relatively slow pace compared to the growth rate in China.

The warehousing market in Hong Kong is considered highly competitive with 665 business establishments and more than 8,700 persons engaging in warehousing and storage service in 2020, according to Hong Kong Census and Statistics Department. In general, the leading market participants in freight forwarding services provide a wide range of services, including warehousing and storage services, to enhance overall competitiveness.

According to the Civil Aviation Department of Hong Kong, the implementation of Regulated Air Cargo Screening Facility scheme requires specified X-ray equipment for air cargo security standard, which implies a higher initial cost for market participants and higher entry barrier for warehousing and storage market with regard to (i) installation and operation of air cargo screening facilities; and/ or (ii) outsourcing the screening service to other service providers.

The outbreak of Covid-19 led to the slowdown in demand for warehousing partially offset by the sudden surge in demand for the storage of medical supplies in 2020. The revenue generated from warehousing services in Hong Kong has remained the same for 2019 and 2020. Overall, the revenue generated from warehousing services recorded an increase from approximately HK$6.6 billion in 2016 to approximately HK$7.2 billion in 2021, representing a CAGR of 1.8% during 2016 to 2021, primarily due to the surging rents of private flatted factories/warehouses and the rising needs for warehouse logistics services in Hong Kong in the past few years.

Moving forward, in view of dynamic customer demands, freight forwarders are keen to provide more value-added services such as warehousing. The revenue derived from warehousing services in Hong Kong is expected to reach approximately HK$8.3 billion by the end of 2026, representing a CAGR of 2.9% during 2022 to 2026.

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KEY SUCCESS FACTORS IN FREIGHT FORWARDING LOGISTICS INDUSTRY

IN CHINA AND HONG KONG

Regional Comprehensive Economic Partnership

The Regional Comprehensive Economic Partnership (“RCEP”) is a free-trade agreement signed in November 2020 among the 10 Association of Southeast Asian Nations (Asean) members plus Australia, China, Japan, New Zealand and Korea. It is expected to eliminate about 90% of the tariffs on imports between its signatories over the next 20 years, and establish common rules for e-commerce, trade, and intellectual property. With RCEP, the external merchandise activities in Asia are forecasted to be more frequent in order to offer significant economic gains as well as promote regional economic and trade benefits.

The participant countries to the RCEP agreement represent 2.2 billion people, almost 30% of world population. From 2016 to 2021, the combined GDP of these RCEP member countries increased from US$2.2 trillion to US$2.9 trillion, representing a CAGR of 5.8%. It is expected the combined GDP will grow at a CAGR of 6.9% during 2022 to 2026. Their combined GDPs total US$ 26.2 trillion or some 30% of the global economy, and they account for nearly 28% of global trade. The enhanced market access to the 15 signatory states made possible by the agreement will create vast market opportunities for businesses in the region and beyond.

Further opportunities may be found in the greater economic integration that the RCEP aims to create for its 15 members. In 2020 alone, total imports and exports from the 15 RCEP members added up to more than US$10 trillion, about 70% of all trade in and out of all of Asia and Oceania. The region’s supply chains are maturing, market prospects are expanding, and intraregional commerce among members is increasing. This is due to the growing division of labor between various industrial sectors. Furthermore, the frequent intraregional movement of manufacturing inputs demonstrates the close supply chain interaction between upstream and downstream firms in various production locations. As most raw materials and intermediate products will be allowed to move freely without trade barriers under the RCEP, such supply chain relationships are expected to be strengthened even more.

Despite the fact that Hong Kong is not a member of the RCEP, it will continue to play a key role in facilitating RCEP trade, particularly intra-regional commerce between the PRC and other RCEP members. In 2020, Hong Kong sold US$359.6 billion worth of goods to the RCEP, accounting for 71% of the Hong Kong total exports, while the RCEP accounted for 75% of its imports (US$408.1 billion). The RCEP’s exports are mostly re-exports (98.9% of total exports in 2020), and the products are mostly from RCEP members. In 2020, the mainland and ASEAN are the two most important sources of these exports, accounting for approximately 44% and 12% of Hong Kong’s exports to the RCEP, respectively. With its vast commercial network, comprehensive transportation infrastructure, and efficient logistics services, Hong Kong will continue to be an essential trading platform for fostering intra-regional trade among RCEP members.

Industrial products such as machinery and electronic parts and components for manufacturing and assembly processes account for a large portion of Hong Kong’s exports to production based on the PRC and in ASEAN countries. This is because Hong Kong is not only an important gateway for the mainland to import industrial inputs and export produced goods, but it is also an important international commercial hub in Asia. Hong Kong is expected to handle more intra-regional trade between members as the supply chains of RCEP members become more integrated, particularly trade in electronic products and other industrial commodities.

Due to the importance of RCEP countries to Hong Kong’s external trade, Hong Kong air freight forwarders are expected to benefit from: (i) possible increase in number of return flights for chartered flights from Hong Kong to RCEP; and (ii) the free flow of trade. Air freight forwarders can continue to assist importers and exporters in the transportation of their products domestically and internationally under the free flow of trade. With this increased free flow of trade, exports and imports to and from Hong Kong to RCEP countries are projected to rise, fostering the air freight forwarding business.

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BUSINESS

Overview

We are a freight forwarding company founded in Hong Kong and, through our Operating Subsidiaries, principally engage in providing freight forwarding services to their customers. Our headquarters are based in Hong Kong and our Operating Subsidiaries operate one office in Beijing and six other offices located in various coastal cities in the PRC from which they provide regional and international freight forwarding services to their customers. Sea and air freight forwarding were our Operating Subsidiaries’ core businesses during the fiscal years ended September 30, 2021 and 2020. According to industry analysts, we are operating in a fragmented market.

Through our Operating Subsidiaries, we strive to provide reliable, cost effective, tailor-made logistics solutions to their customers. Led by an experienced management team and in conjunction with our Operating Subsidiaries’ freight forwarding networks, our Operating Subsidiaries are capable of efficiently forwarding goods of various types and sizes worldwide while at the same time providing ancillary logistics services to customers upon request.

Our Operating Subsidiaries’ freight forwarding services are comprised of sea freight forwarding, air freight forwarding and rail freight forwarding. Our Operating Subsidiaries also provide ancillary logistics services, which include trucking services, warehousing services and customs clearance/declaration.

The scope of services that our Operating Subsidiaries provide to their customers is tailored to their specific needs and requirements and our Operating Subsidiaries are able to provide solutions for various stages of the freight forwarding logistics chain, ranging from storage of cargo to pick-up and delivery for both import and export shipments.

Our Operating Subsidiaries have a customer base built through relationships with freight forwarder customers from various regions around the world and direct customers from a spectrum of industries such as publishing, watches, apparel and clothing accessories, agricultural products and electronics products.

During the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries served approximately 3,200, 4,100 and 3,500 customers, respectively .

Our Operating Subsidiaries’ major suppliers were comprised of service providers of cargo space (which includes shipping liners, airlines, CSAs, train operators and other freight forwarders) and other logistics service providers who offer services, such as trucking services, warehousing services and customs clearance. Our Operating Subsidiaries have established strong and stable working relationships with their service providers.

Our Operating Subsidiaries are members of several international freight forwarding networks which allows them to expand the coverage of their freight forwarding services to and from various worldwide destinations/origins and to conveniently network with other freight forwarding service providers in order to attract new business opportunities.

Our Operating Subsidiaries generate revenue primarily from export shipments. The total revenue generated from export shipments was $41,399,209, $82,590,725 and $40,447,955 or approximately 91.9%, 97.7% and 91.9% of total revenue for the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and FY2020, respectively.

As of September 30, 2021, our Operating Subsidiaries did not own any shipping vessels, aircraft, trains, trucks or warehouse facilities. As such, services requiring transportation of cargo, trucking services and warehousing services were outsourced to external cargo carriers and logistics service providers, respectively. Our Operating Subsidiaries have leased a warehouse facility in Hong Kong to provide fulfillment services to serve customers in Hong Kong.

Our Operating Subsidiaries’ Services

Our Operating Subsidiaries generate revenue from the provision of freight forwarding services and ancillary logistics services to their customers. Our Operating Subsidiaries’ freight forwarding services to their customers were comprised of sea freight forwarding, air freight forwarding and rail freight forwarding while ancillary logistics services to their customers included trucking services, warehousing services and customs clearance.

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Freight forwarding services

Our Operating Subsidiaries’ freight forwarding services, whether by sea, air or rail, all utilize the same procedures and operational processes. The following chart sets out the general processes of international freight forwarding:

For export freight forwarding services, our Operating Subsidiaries’ responsibilities include: (i) receiving the cargo from the consignors; (ii) arranging for export customs clearance/declaration; and (iii) arranging for the cargo to be delivered to the shipping liners, airlines, GSAs/CSAs or train operators (which involves purchasing cargo space from them or other freight forwarders). Overseas freight forwarders will take over the process of freight delivery once the cargo reaches the overseas port of destination.

For import freight forwarding services, our Operating Subsidiaries’ responsibilities include: (i) receiving the cargo from overseas freight forwarders; (ii) arranging for import customs clearance/ declaration; and (iii) delivering the cargo to the consignees.

Our Operating Subsidiaries also provide ancillary logistics services, such as warehousing services for storage of cargo pending export or import and trucking services.

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Sea freight forwarding

Cargo space for our Operating Subsidiaries’ customers’ sea freight is obtained from shipping liners and other freight forwarders.

All of our Operating Subsidiaries’ cargo spaces for their sea freight forwarding service are sourced through lodging bookings with the relevant shipping liner and freight forwarders without entering into any agency or long-term agreements with them in order for our Operating Subsidiaries to retain maximum operational flexibility.

The destinations for our Operating Subsidiaries’ exports shipments are predominantly to Europe, Asia, North America, while the majority of import shipments generally originate from Europe, Asia and Oceania.

Our Operating Subsidiaries purchase sea cargo space by choosing between two types of shipping terms — full container load (FCL) and less than a container load (LCL). FCL is used when our Operating Subsidiaries book a full shipping container and LCL is used when our Operating Subsidiaries book a portion of cargo space within a shipping container which requires them to share cargo space in a shipping container alongside cargo from other shippers. In general, it is more cost efficient to ship with FCL, but LCL is used when less cargo space is required. LCL shipments must also be de-consolidated upon arrival at a port as the cargo from different shippers must be matched with the corresponding consignee. As shipping liners do not normally provide LCL sea freight forwarding services, it is a common practice in the sea freight forwarding industry for freight forwarders to procure LCL cargo space through other freight forwarders, who act as consolidators to group LCL shipments from various sources for transport in one full container.

Our Operating Subsidiaries provide buyer consolidation service to their customers. Buyer consolidation shipment refers to consolidation of various LCL shipments to a single consignee. Instead of multiple LCL shipments, these LCL shipments are consolidated into a full container for shipment where they are shipped as FCL shipments. This method allows for higher efficiency as well as cost savings. During the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries did not encounter any material difficulty in purchasing sea freight cargo space.

For further information on sea cargo space pricing, please refer to the sub-section headed “-Pricing policy” in this section.

Air freight forwarding

Air freight forwarding is one of our Operating Subsidiaries’ largest freight forwarding segments by revenue. Cargo space for customers’ air freight from Hong Kong is obtained from airlines, GSAs and CSAs or other freight forwarders while cargo space for customers’ air freight from the PRC is obtained from freight forwarders who possess a Certified Sales Agents Certificate issued by the China Air Transport Association.

As of September 30, 2021, our Operating Subsidiaries had six CSA arrangements with various airlines. With regards to air exports, as of the date of this prospectus, our Operating Subsidiaries acted as CSA for a number of airlines, which allowed them to purchase cargo space directly from represented airlines. Directly purchasing cargo space from airlines is more cost effective than purchasing such cargo space through other freight forwarders. Only one of the six CSA arrangements includes any block space arrangements. Our Operating Subsidiaries have not entered into any long-term agreements with any airline in order for them to retain maximum operational flexibility.

The destinations for our Operating Subsidiaries’ exports shipments are predominantly to Europe, Asia, North America, while the majority of import shipments generally originate from Asia and Europe.

Our Operating Subsidiaries’ air freight forwarding services was predominantly driven from exports with the total export revenue in air freight forwarding services accounting for approximately over 95% of their revenue in air freight forwarding.

In line with industry practice, our Operating Subsidiaries co-load air cargo space with other air freight forwarders in order to optimize utilization of cargo space and increase cost efficiency. When other air freight forwarders have excess cargo space that they cannot utilize and which our Operating Subsidiaries anticipate they could take for their customers’ shipments, the other air freight forwarders would sell and our Operating Subsidiaries would purchase such excess cargo space from them. Similarly, other air freight forwarders would purchase air cargo space from our Operating Subsidiaries if doing so would be a more cost-effective option for them. Such co-loading arrangement is relatively informal and does not involve entering into any formal agreement. During FY2021 and FY2020, our Operating Subsidiaries did not encounter any material difficulty in purchasing air freight cargo space.

For further information on air cargo space pricing, please refer to the sub-section headed “Pricing policy” in this section.

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Rail freight forwarding

Cargo space for our Operating Subsidiaries’ customers’ rail freight is obtained from train operators and other freight forwarders.

Our Operating Subsidiaries’ cargo spaces for their rail freight forwarding service are sourced through lodging bookings with train operators and other freight forwarders without entering into any agency or long-term agreements with them in order for our Operating Subsidiaries to retain maximum operational flexibility.

Our Operating Subsidiaries provide import and export rail freight forwarding services covering Asia and Europe only.

Our Operating Subsidiaries’ method used for purchasing cargo space for rail freight is similar to that of sea freight (i.e. choosing between FCL and LCL shipping terms). During FY2021 and FY2020, our Operating Subsidiaries did not encounter any material difficulty in purchasing rail freight cargo space. For further information on rail cargo space pricing, please refer to the sub-section headed ‘‘Sales and Marketing — Pricing policy’’ in this section.

Ancillary logistics services

Our Operating Subsidiaries also provide ancillary logistics services, which is part of the freight forwarding services, including trucking services, warehousing services and customs clearance/declaration. These services complement our Operating Subsidiaries’ freight forwarding services and allow them to offer a broad range of logistics solutions to their customers in meeting their needs.

Trucking service. Trucking refers to pickup and delivery services by truck. According to our Operating Subsidiaries’ customers’ needs and their specific shipment details, trucks are arranged to provide trucking services for pick-up or delivery of our Operating Subsidiaries’ customer’s cargo at their specified destination.

Our Operating Subsidiaries do not own any trucks. Our Operating Subsidiaries provide trucking services to their customers through outsourced trucking companies.

Warehousing service. Warehousing services includes storage, stock keeping, inventory management, cargo sorting, pick and pack, palletization, cargo checking, repacking and labeling. Our Operating Subsidiaries communicate with customers to understand their requirements and accordingly tailor their warehousing solutions to satisfy the customer’s specific needs.

Our Operating Subsidiaries do not own any warehouse facilities. Our Operating Subsidiaries lease a warehouse in Hong Kong to provide fulfillment services to their Hong Kong customers and other warehousing services are outsourced to external warehousing service providers. Our Operating Subsidiaries did not enter into any exclusive agency or long-term agreement with external warehousing service providers in order to retain the flexibility to choose their warehousing service providers based on the specific requirements of their customers.

Customs clearance/declaration. Our Operating Subsidiaries provide customs clearance services to their customers in the PRC and customs declaration services to their customers in Hong Kong.

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PRC

Our Operating Subsidiaries’ customs clearance services in the PRC are outsourced to PRC customs clearance providers. Our Operating Subsidiaries’ customers are primarily responsible for preparing proper documentation for the relevant customs clearance before the cargo is exported or imported and are responsible for providing our Operating Subsidiaries with the necessary supporting documents for the contents of the relevant cargo. Our Operating Subsidiaries pass the information and documents to a PRC customs clearance service provider to provide customs services in the PRC for processing.

Hong Kong

According to the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong), import or export declarations must be lodged within 14 days after the importation or exportation of a shipment. Our Operating Subsidiaries assist customers to arrange customs declarations in Hong Kong. Our Operating Subsidiaries’ customers are primarily responsible for preparing proper documentation for the relevant customs declaration which our Operating Subsidiaries then lodge electronically to the government.

It is our Operating Subsidiaries’ policy that their staff reviews and checks the information provided by their customers with reasonable care. When there is any ambiguity in relation to the information provided, our Operating Subsidiaries will seek clarification from their customers. If our Operating Subsidiaries have any doubts in relation to the accuracy of the information provided by their customers, our Operating Subsidiaries will not file any documents on behalf of their customers.

For air freight shipments exported from Hong Kong, as stipulated under the Regulated Agent Security Program regulated by the Civil Aviation Department, our Operating Subsidiaries’ Hong Kong office, as an RA, will also arrange to conduct 100% x-ray screening of known cargo consignments of air freight shipments.

It is impractical and not legally required for our Operating Subsidiaries, as a freight forwarding company, to physically check and inspect each and every shipment consigned to them. As such, our Operating Subsidiaries’ duty to verify information on cargo contents for shipment is limited to the above-mentioned due diligence procedures. The primary legal responsibility for the accuracy of contents of cargo rests with our Operating Subsidiaries’ customers.

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Operational Procedures

Freight forwarding services

The following business workflow illustrates the general process by which our Operating Subsidiaries fulfill their customers’ booking requests for export shipments:

Quotation and offer:

A customer (being a direct customer or freight forwarder customer) makes inquiry about our Operating Subsidiaries’ freight forwarding services. Our Operating Subsidiaries then obtain a quote from their cargo space suppliers (shipping liners, CSAs, airlines, train operators or other freight forwarders). After taking into consideration the cargo space suppliers’ quote, our Operating Subsidiaries then offer their quotation to the customer for acceptance.

Booking:

If the customer accepts our Operating Subsidiaries’ quotation, it will send them information relating to the order, including the name of the consignee, consignor and contact details, shipping origin and destination, quantity, weight, volume and description of the cargo and the delivery time required. Details of the order will be noted as a new entry in our Operating Subsidiaries’ internal system. Our Operating Subsidiaries will then place and confirm bookings to their cargo space suppliers accordingly.

Shipment documents:

A Master Bill of Lading (sea freight), Master Airway Bill (air freight) or Master Railway Bill (rail freight) will be issued by our Operating Subsidiaries to their shipping liner partner, airline partner or train operator partner for confirmation of details, which if in order, will be delivered to our Operating Subsidiaries by the relevant freight carrier.

A House Bill of Lading, House Airway Bill or House Railway Bill will be issued by our Operating Subsidiaries to the customer for confirmation of details, which if in order, will be delivered by our Operating Subsidiaries to the customer.

Depending on the customers’ requirements, in certain circumstances, the Master Bill of Lading, Master Airway Bill or Master Railway Bill will be issued directly under the name of the customers and in such cases, our Operating Subsidiaries are not required to issue their own shipment documents (i.e. House Bill of Lading, House Airway Bill or House Railway Bill).

Delivery:

For shipments nominated to our Operating Subsidiaries by their overseas freight forwarder, and also for shipments of our Operating Subsidiaries’ customers who require at the destination, our Operating Subsidiaries will deliver a full set of pre-alert documents (which include the bill of lading, loading list and commercial invoice) to the overseas freight forwarder. Depending on the shipment terms and the customer’s request, logistics services required at destination may include, but are not limited to, the following services: (i) cargo release; (ii) import customs clearance or customs declaration; and (iii) delivery to the final consignee.

Billing:

Upon completion of the shipment, our Operating Subsidiaries’ cargo space suppliers and, where applicable, overseas freight forwarder, will send our Operating Subsidiaries their invoices for services rendered. Our Operating Subsidiaries will then issue their invoices to the customer for their settlement.

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The following business workflow illustrates the general process by which our Operating Subsidiaries fulfill their customers’ booking requests for import shipments:

Import

Quotation and offer
Enquiry from customer
Enquiries to our cargo space suppliers
Offer to the customer
Shipping
Booking from customer
Instructions to overseas freight forwarder to ship cargo (direct customers only)
Receipt of pre-alert documents
Receipt of pre-alert documents
Receipt of cargo
Receipt of cargo and delivery
Billing
Receive invoices from service providers
Issue of invoice to customer

Quotation and offer:

A customer (being a direct customer or freight forwarder customer) makes inquiry about our Operating Subsidiaries’ freight forwarding services. Our Operating Subsidiaries then obtain a quote from their cargo space suppliers (shipping liners, CSAs, airlines, train operators or other freight forwarders). After taking into consideration the cargo space suppliers’ quote, our Operating Subsidiaries then offer their quotation to the customer for their acceptance.

Shipping:

If the customer accepts our Operating Subsidiaries’ quotation, upon receiving the customer’s booking, our Operating Subsidiaries will instruct the overseas freight forwarder to ship the cargo (applicable for direct customers only).

Receipt of pre-alert:

The overseas freight forwarder will deliver to our Operating Subsidiaries a full set of the pre-alert documents (which include the bill of lading, loading list and commercial invoice) prior to arrival of the cargo. Details of the order will be noted as a new entry in our Operating Subsidiaries’ internal system.

Receipt of cargo:

After arrival of the cargo, our Operating Subsidiaries will notify the consignee. Our Operating Subsidiaries will then exchange the Master Bill of Lading (applicable for sea freight only) with the relevant shipping liner for a Delivery Order for collection of the cargo. For air freight, a Shipment Release Form will be issued by the airport terminal operator for the consignee stated on the relevant Master Airway Bill (air freight) for collection of the cargo from the airport terminal.

Depending on the shipment terms and the customer’s request, logistics services required may include, but are not limited to, the following services: (i) cargo release; (ii) import customs clearance or customs declaration; and (iii) delivery to the final consignee.

Billing:	Upon completion of the shipment, our Operating Subsidiaries’ cargo space suppliers and, where applicable, overseas freight forwarder, will send our Operating Subsidiaries their invoices for services rendered. Our Operating Subsidiaries will then issue their invoices to the customer for settlement.

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Cargo space

The following chart illustrates how our Operating Subsidiaries source cargo space from their service providers and offer to our Operating Subsidiaries’ direct customers or freight forwarder customers:

Our Operating Subsidiaries purchase all of their cargo spaces for their freight forwarding services, directly or indirectly, through bookings with the shipping liners, GSAs and CSAs, airlines, train operators and other freight forwarders. Our Operating Subsidiaries have not entered into any agency or long-term agreements or block space arrangements with any of their service providers.

The salient terms of the CSA agreement our Operating Subsidiaries enter into with airlines are set out below:

(a)	CSA agreement entered into in June 2017:

Scope of agreement: subject to the availability of suitable facilities and space, the airline shall carry the cargo provided by our Operating Subsidiaries on its aircrafts or on the aircrafts of other airlines with which the airline operates;

Our responsibilities: our Operating Subsidiaries shall, among other matters: (i) adopt appropriate materials for packaging; and (ii) unload the cargo in the warehouses/areas and pick up the cargo to deliver it to its final delivery address;

The airline’s responsibilities: the airline shall, among other matters: (i) issue flight documents of the cargo; (ii) complete the flight preparations of the cargo; and (iii) bring the cargo to the destination airport;

Cash deposit paid by our Operating Subsidiaries: prior to or simultaneously with signing the CSA agreement, our Operating Subsidiaries shall make a cash deposit of a specified amount to the airlines in time to secure the performance by our Operating Subsidiaries of their obligations and liabilities under the CSA agreement;

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Guarantee by our Operating Subsidiaries: our Operating Subsidiaries guarantee payment of all expenditures, penalties, losses and other charges which may be incurred due to, inter alia, that: (i) the cargo includes prohibited articles; (ii) the restricted cargo does not meet the requirements of restrictions; and (iii) the marking, quantity, address, packaging or commodity of the cargo are incorrect, inaccurate or incomplete; and

Term of agreement: the CSA agreement shall be valid for one year and shall be deemed to have been renewed automatically for one year terms unless it is terminated with a prior written notice before the end of the relevant term of the CSA agreement.

Only one of our six CSA arrangements contains requirements regarding guaranteed cargo space to our Operating Subsidiaries or committed purchase of cargo space by our Operating Subsidiaries.

Our Operating Subsidiaries select their service providers for cargo space, trucking services and warehousing services based on cost competitiveness, service coverage, service reliability and quality, market reputation, credit term offered by their service providers, accounting accuracy and creditability.

Ancillary logistics services

The following business workflow illustrates the general process by which our Operating Subsidiaries’ fulfill their customers’ booking requests for their ancillary logistics services:

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Quotation and offer:

A customer (being a direct customer or freight forwarder customer) makes inquiry about our Operating Subsidiaries’ ancillary logistics services. Our Operating Subsidiaries then obtain a quote from their service providers (trucking companies, customs brokers, warehouse operators, insurance companies or other freight forwarders). After taking into consideration their quote, our Operating Subsidiaries then offer their quotation to the customer for their acceptance.

Instruction:

If the customer accepts our Operating Subsidiaries’ quotation, the customer will send our Operating Subsidiaries instructions relating to their logistics needs, including where and when to pick up or deliver their goods, if they require our Operating Subsidiaries to perform customs clearance/declaration, warehouse storage, inventory control and other warehouse services. Our Operating Subsidiaries will then coordinate with their service providers to render the requested services accordingly.

Provision of documentary records:

Depending on the logistics needs of our Operating Subsidiaries’ customers, our Operating Subsidiaries will provide them with various documentary records, such as warehouse gate-in and gate-out records, storage and inventory records, customs clearance/declaration records and cargo receipts.

Billing:

Upon completion of the ancillary logistics services, our Operating Subsidiaries’ service providers will send them their invoices for services rendered. Our Operating Subsidiaries will then issue their invoices to the customer for settlement.

Sales and Marketing

Apart from providing quality and reliable freight forwarding and ancillary logistics services, our Operating Subsidiaries strive to increase their market share by retaining their existing customers while obtaining new customers. In this regard, our Operating Subsidiaries rely on their sales and marketing team, membership in various international freight forwarding networks and promotional efforts to increase their customer base. Our Operating Subsidiaries’ sales and marketing team, which has 20 members as of May 31, 2022, is responsible for maintaining good relationships with their existing customers. Our Operating Subsidiaries’ sales and marketing team are capable of providing the most relevant up-to-date market information and advice on their service capabilities, ensuring that their customers are well informed of their capabilities and that their prices remain competitive.

Pricing policy

Freight forwarding

Our Operating Subsidiaries’ quotations for cargo space are determined by our Operating Subsidiaries’ sales and marketing department and pricing is reviewed on a continuous basis in order to cope with the rapid change in prices in the market. Our Operating Subsidiaries price all their freight forwarding services using a cost-plus approach. Our Operating Subsidiaries take into account the following factors when determining their fees to charge customers: (i) competitiveness of buying costs; (ii) market demand; (iii) market competition; (iv) volume of individual shipment; (v) future potential of the customer; (vi) creditability of the customer; and (vii) type and customer and complexity of its shipment.

The prices of cargo space on sea, air and rail freight forwarding services are determined using different parameters.

Sea and rail freight forwarding

For FCL shipments, sea/rail freight is charged on the basis of the number of containers used. Depending on the individual vessel/train, shipping liners/train operators typically offer containers of sizes of 20 feet, 40 feet and 40 feet high-cube. For LCL shipments, sea/rail freight is charged on the basis of revenue ton, which means the shipment is rated in term of unit weight (one metric ton) or unit volume (one cubic meter), whichever produces a higher revenue.

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Air freight forwarding

For air freight forwarding, air freight is charged on the basis of gross weight (kg) or chargeable weight (calculated based on the shipment volume), whichever produces a higher revenue.

Ancillary logistics services

For trucking and warehousing services and customs clearance/declaration our Operating Subsidiaries’ pricing policy is:

Trucking services: Trucking fees are charged depending on: (i) the pickup and delivery locations; and (ii) the gross weight and volume of cargo involved. Our Operating Subsidiaries quote and charge their customers on a case-by-case basis.

Warehousing services: The majority of warehousing services are charged on the basis of volume of the goods handled. Nevertheless, subject to the specific needs of customers, our Operating Subsidiaries quote and charge their customers on a case-by-case basis for certain warehouse operations, such as sorting, pick and pack, cargo inspection and repacking.

Customs clearance/declaration: Customs clearance fees and customs declaration fees are charged on the basis of the number of customs clearances/declarations handled on behalf of customers.

Payment terms and credit control

Our Operating Subsidiaries assess the creditability of their customers in order to determine their suitability as credit customers. For such credit customers, our Operating Subsidiaries will sign a credit agreement with them, which specifies the payment term and credit limit. Our Operating Subsidiaries usually provide customers with a credit term of 30 to 90 days.

Freight forwarding networks

In order to enhance our Operating Subsidiaries’ freight forwarding services, our Operating Subsidiaries are currently members of the following three freight forwarding networks: (i) Hong Kong Sea Transport and Logistics Association; (ii) Global Key Family Network; (iii) Millennium Logistics Network; and (iv) Five Star Freight System World Agency Network.

These networks represent freight forwarders from over 100 countries providing coverage in Asia, Europe, Africa, the U.S., Asia, Middle East, Australia and Latin America.

Joining the freight forwarding networks gives our Operating Subsidiaries benefits such as:

(i)	allowing our Operating Subsidiaries access to quality freight forwarding service providers on which they can rely on to provide logistics services in overseas locations for both import and export orders due to background checks on such providers by the respective freight forwarding networks prior to acceptance as members;

(ii)	allowing our Operating Subsidiaries to conveniently network with new freight forwarding service providers and attract new business through such providers; and

(iii)	allowing our Operating Subsidiaries to expand the coverage of our Operating Subsidiaries’ freight forwarding services to and from various worldwide destinations/origins.

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Promotions and advertising

Our Operating Subsidiaries also engage in various promotion activities in order to retain existing customers and expand their customer base. Our Operating Subsidiaries engage in the various forms of promotion which include: (i) issuing Company wall-hanging calendars and table-stand calendars as gifts to our Operating Subsidiaries’ existing customers for the respective calendar years; (ii) attending the annual general meetings of the freight forwarding networks which our Operating Subsidiaries were members during such periods, at which our Operating Subsidiaries promoted their services and established business connections with overseas freight forwarders; (iii) publishing a Company brochure in electronic format which our Operating Subsidiaries distributed by email to their customers; and (iv) active participation of various industry social activities by Mr. Byron Lee, our Chairman and Chief Executive Officer, who is also the chairman of Hong Kong Sea Transport and Logistics Association Ltd.

Seasonality

With the exception of lower sales in February of each calendar year correlated with the closure of factories in the PRC during the Chinese New Year holidays, our Operating Subsidiaries’ sales are not subject to any material seasonal fluctuations and remained steady throughout the year.

Customers

Our Operating Subsidiaries’ customers comprise of direct customers and overseas and local freight forwarding customers with the majority of our Operating Subsidiaries’ income from direct customers.

During the six months ended March 31, 2022 and the fiscal years ended September 30, 2021 and FY 2020, our Operating Subsidiaries served approximately 3,200, 4,100 and 3,500 customers, respectively During the fiscal year ended September 30, 2021, we had approximately 3,000 repeat customers.

Service Providers

Our Operating Subsidiaries’ service providers are generally classified into two types: providers of cargo space and other logistics service providers who offer services, such as haulage and trucking, warehousing and customs clearance.

During the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries did not encounter any material difficulty in purchasing cargo space and other logistics services to meet our Operating Subsidiaries’ customers’ needs. When selecting a service provider, our Operating Subsidiaries take into account factors, such as price, quality of services, company reputation, after-sales services, stability of service supply and quality of equipment and facilities.

Our Operating Subsidiaries directly and indirectly purchase cargo space from shipping liners, airlines, CSAs, train operators and other freight forwarders. Our Operating Subsidiaries maintain business relationships with over 1,700 cargo space suppliers, a majority of which are other freight forwarders.

Our Operating Subsidiaries generally do not have long-term contracts with cargo space suppliers, namely shipping liners, airlines, train operators or other freight forwarders, or ancillary logistics service providers

Licenses, Permits and Approvals

Our Operating Subsidiaries are required to obtain and maintain certain licenses and permits for our Operating Subsidiaries’ business operations.

The following table sets forth the licenses and/or approvals our Operating Subsidiaries obtained in respect of our Operating Subsidiaries’ operations in the PRC as of the date of this prospectus.

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Group member	Licenses/records	Expiry date

Flying Fish (SH)	Filing of NVOCC	N/A

	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Guangzhou branch)
	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Shenzhen branch)

	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Ningbo branch)

	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Qingdao branch)
	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Xiamen branch)
	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (SH)	Filing of NVOCC	N/A
(Beijing branch)
	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Flying Fish (BJ)	Filing of NVOCC	N/A

	Filing of International	N/A
Freight Forwarding
Agency Enterprises

Furthermore, as required by the Code of Federal Regulations of the U.S., any registered NVOCC (as defined under the Code of Federal Regulations of the U.S.) must furnish evidence of financial responsibility in the amount of USD$150,000 and it must be strictly responsible for the acts and omission of its employees and agents wherever they are located. As such, with our Operating Subsidiaries’ sea freight forwarding services to the U.S., Flying Fish (SH) has been registered as a NVOCC (as defined under the Code of Federal Registration of US) and we are required to purchase a surety bond with a coverage amount of USD$150,000 as proof of financial security. During the fiscal years ended September 30, 2021 and 2020 and as of the date of this prospectus, our Operating Subsidiaries have maintained such surety bond in compliance with the Code of Federal Regulations for their sea freight forwarding services to the U.S.

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Our PRC Legal Advisers have confirmed that as of the date of this prospectus, our Operating Subsidiaries have obtained and renewed all substantial and necessary licenses and approvals, which are material for their business operations in the PRC from the relevant authorities of the PRC governments.

For our Operating Subsidiaries’ business operation in Hong Kong, in compliance with the Regulated Agent Regime adopted by the Civil Aviation Department of the Government of the Hong Kong Special Administrative Region, CGL was first registered as a regulated agent (“RA”) in Hong Kong on June 26, 2012. Under the RAR, each RA shall demonstrate that at least two staff members have attended and completed a training program acceptable to the Civil Aviation Department or have passed the RA Revalidation Test organized by the Civil Aviation Department.

Under the Dangerous Goods (Consignment By Air) (Safety) Regulations (the “DGR”) (Chapter 384A of the Laws of Hong Kong), staff of a freight forwarder shall not perform the functions of processing dangerous goods, processing cargo (not containing dangerous goods) or handling, loading and storage of cargo unless he/she has completed the required training programs. For details of the DGR, please refer to “Hong Kong Laws and Regulations” in this prospectus.

Some of our Operating Subsidiaries’ licenses and permits are subject to renewal. Our Operating Subsidiaries intend to renew all existing licenses and permits accordingly before their respective expiry dates. Our Operating Subsidiaries have not experienced any refusal of renewal of the licenses and permits necessary for their operation during the fiscal years ended September 30, 2021 and 2020.

Insurance

Our Operating Subsidiaries do not have any insurance coverage adequate to insure against the risks relating to their operations, given the size and nature of their business. Such insurance coverage would include, among other coverages, freight liability insurance, employees’ compensation, business interruption and fire. Once obtained we believe that our Operating Subsidiaries’ insurance coverage will be in line with industry norms. Our Operating Subsidiaries intend to review their insurance policies from time to time for adequacy in the breadth of coverage.

Health, Work Safety, Social and Environmental Matters

Due to the nature of our Operating Subsidiaries’ business, our Operating Subsidiaries’ operational activities are not subject to environmental obligations, and they did not directly incur any cost of compliance with applicable environmental protection rules and regulations during the fiscal years ended September 30, 2021 and 2020. Our directors expect that our Operating Subsidiaries will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future. As of the date of this prospectus, our Operating Subsidiaries were not in any material non-compliance issues in respect of any applicable laws and regulations on environmental protection, health and work safety.

Human capital is one of the key elements of our Operating Subsidiaries’ success. Our Operating Subsidiaries have taken out employees’ compensation insurance for their staff’s safety. Our Operating Subsidiaries also have adopted a safety and health policy for its employees to follow and provide safety education and trainings to raise employees’ awareness of safety issues. During the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries did not experience any significant incidents or accidents in relation to employees’ safety or any non-compliance with the applicable laws and regulations relevant to the health and work safety issues.

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Employees

As of September 30, 2021 and 2020, our Operating Subsidiaries had a total of 117 and 98 employees, respectively. As of June 30, 2022, our Operating Subsidiaries had 129 employees. The following table sets forth a breakdown of our employees by functions and geographical locations as of June 30, 2022:

Function	Number

Management	10
Sales and Marketing	20
Operation	75
Accounting and Administration	24

Total	129

Location

Hong Kong	26
China	103

Total	129

Recruitment and remuneration

Our Operating Subsidiaries’ success is highly dependent on their employees. Our Operating Subsidiaries recruit employees taking into account their industry experience and interpersonal skills. Our Operating Subsidiaries hire employees through internal recruitment or from the open market through online advertisement or by referrals. Our Operating Subsidiaries endeavor to offer competitive wages and benefits. Our Operating Subsidiaries conduct annual review of the performance of their employees for determining the level of bonus, salary adjustment and promotion of employees.

Training

Our Operating Subsidiaries offer their employees training both internally and externally to enhance their skills and knowledge in the logistics industry.

Labor unions, labor and safety incidents

Our Operating Subsidiaries have not set up labor union for employees in Hong Kong or in the PRC. Our Operating Subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended September 30, 2021 and 2020 and through the date of this prospectus, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiaries.

Welfare or mandatory contribution

In Hong Kong, our Operating Subsidiaries operate a defined contribution mandatory provident fund retirement benefits scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all of their employees in Hong Kong who are eligible to participate in the scheme. Under the relevant PRC laws and regulations, our Operating Subsidiaries are required to participate in the social welfare schemes, which provide pension insurance, medical insurance, work injury insurance, maternity insurance and unemployment insurance as well as the coverage of housing provident funds for our Operating Subsidiaries’ employees in the PRC.

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Quality Management

Our directors consider the ability to uphold the quality of our Operating Subsidiaries’ freight forwarding and ancillary logistics services is essential to their long-term growth, and believe such ability as one of their competitive advantages in the industry. Our Operating Subsidiaries have been accredited with the ISO 9001: 2015 certification since May 2016, which is an internationally recognized standard for quality management. Our Operating Subsidiaries’ current ISO 9001: 2015 accreditation will be valid until May 2023, and will be renewed annually.

Our Operating Subsidiaries’ quality management mainly covers the following:

(i)	implementing and continually improving quality management system, including the processes needed for the implementation, operation and maintenance of the management system along with opportunities for its improvement and application;

(ii)	producing and maintaining adequate documentation to detail the requirements of the quality management system and to ensure that the requirements of the customer can be satisfied;

(iii)	conducting review on customers’ requirements, including those for delivery and post-delivery activities and any statutory and regulatory requirement applicable to the services being provided prior to our Operating Subsidiaries’ commitment to supply their services;

(iv)	carrying out internal audits to identify areas for improvements; and

(v)	conducting periodic management review to address all parts of the quality management system in order to ensure its suitability, adequacy and effectiveness.

During the fiscal years ended September 30, 2021 and 2020 and through the date of this prospectus, there was no incident of failure of our Operating Subsidiaries’ quality management, which had a material impact on business operations.

Intellectual Property

Our Operating Subsidiaries regard their trademarks, trade secrets, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to their business. As of the date of this prospectus, we have registered [three] trademarks in Hong Kong, [one] trademark in the PRC and one domain name.

Our Properties

As of September 30, 2021, our Operating Subsidiaries entered into ten leases as follows: (i) one office lease located in Hong Kong consisting of gross floor area of approximately 251 square meters, which is our headquarters; (ii) a lease for office space for each of the seven PRC offices with an aggregate gross floor area of approximately 1,135 square meters located in Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen; and (iii) a warehouse lease located in Hong Kong consisting of approximately 23,500 square meters, (collectively, the “Leases”).

Depreciation of lease asset for the fiscal years ended September 30, 2021 and 2020 were US$337,885 and US$255,897, respectively. As of the date of this prospectus, seven of the eight leased properties were leased from Mr. Byron Lee and his associates. See “Related Party Transactions” on page 124 of this prospectus.

Information Technology

Our Operating Subsidiaries rely on information technology to maintain their electronic system and database in the course of their business operations based in Hong Kong and the PRC. The information technology system will be regularly maintained and updated across all offices.

Our Operating Subsidiaries purchased and upgraded a new operation system in June 2016, the DTS Logistics Management System (Ver. 3). Our Operating Subsidiaries’ freight operation system is an integrated system, which is capable of providing the following functions: (i) customers and suppliers data management; (ii) shipment planning and operation; (iii) financial control and preparation of financial statements; (iv) reporting and statistical analysis; (v) cargo tracking; and (vi) communication platform with customers.

Our Operating Subsidiaries’ operation system records all shipment details of the shipments that our Operating Subsidiaries handled for their customers, including port of loading, port of destination, commodity details, mode of transportation, etc. and this provides our Operating Subsidiaries with a useful database to analyze business performance.

To further facilitate our Operating Subsidiaries’ operation and increase efficiency, our Operating Subsidiaries will continue to improve and strengthen their information technology system, such as implementing online shipper booking system, automatic issue of shipping document and track and trace system and developing electronic data interchange platform with their business partners.

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Awards and Recognitions

As of the date of this prospectus, our Operating Subsidiaries’ major awards and certification are set out below:

Period/year of award	Awarding organization or authority	Certification/award	Recipient

2014	MarcoPoloLine	Highly Commended in	CGL
Recognition of the quality of services offered

2016	QAS International	ISO 9001:2015	CGL

2016	Education Bureau	Awarded as the	CGL
“Supporting Organization
for Work Experience
Movement 2016/17”

Competitive Strengths

According to the industry analysts, the freight forwarding logistics industry in the PRC is considered to be highly fragmented. As of December 31, 2021, there were more than 80,000 freight forwarding companies registered in the PRC. The leading companies are primarily state-owned as most of them have their own fleet, giving them higher bargaining power and transportation capacity. Apart from these larger players, there are many small and medium sized enterprises operating in the industry, with many benefitting from having deep understanding of their customers in specific markets.

In Hong Kong, there were more than 7,000 freight forwarding companies registered as of December 31, 2021, with leading participants in the industry being mainly international logistic service providers. The market dominance of international enterprises is primarily attributable to their integrated logistic service offerings, possession of huge resources and extensive industry experience.

Industry analysts have identified several key success factors required for companies to thrive in such a competitive and fragmented market including, but not limited to: (i) providing quality and reliable freight forwarding and logistics services; (ii) maintaining a diversified customer base; (iii) creating stable working relationships with service providers; (iv) building and maintaining an established reputation and proven track record of over 20 years in the freight forwarding services industry; and (v) an experienced and dedicated management team.

In addition to possessing the above generic key success factors, our directors believe that the competitive strengths set forth above under the heading “Competitive Advantages” have enabled and will continue to enable our Operating Subsidiaries to differentiate themselves from their competitors and operate competitively in the freight forwarding market.

Business Strategies

Our principal business objective is to strengthen our Operating Subsidiaries’ market position and further expand their market share. We intend to achieve such business objectives by: (i) expanding our Operating Subsidiaries’ office network in the PRC; (ii) further expanding our Operating Subsidiaries’ CSA arrangements; (iii) to acquire interests in other freight forwarding companies; and (iv) strengthening our Operating Subsidiaries’ IT systems.

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Expanding our Operating Subsidiaries’ office network in the PRC

Our Operating Subsidiaries’ headquarters is based in Hong Kong and, as of the date of this prospectus, our Operating Subsidiaries operate one office in Beijing and six other offices located in various coastal cities in the PRC, including Shanghai, Qingdao, Ningbo, Xiamen, Guangzhou and Shenzhen. As of the date of this prospectus, our office located in Beijing is open but not yet conducting operations. We are further planning the establishment of a seventh office in Jiangmen. According to industry analysts, cross-border e-commerce market in the PRC grew rapidly from RMB6.7 trillion to RMB14.6 trillion between 2016 and 2021, representing a CAGR of 16.9%. This is attributable to, among others, the amount of disposable income per capita nationwide in the PRC, which has increased from approximately RMB23,821 in 2016 to approximately RMB35,128 in 2021, representing a CAGR of 8.1%. The improved living standards have thereby stimulated the total expenditure of various consumer goods in the PRC. Other factors include the continuous development of various hardware infrastructure including, but not limited to, airport, air cargo handling facilities and warehouses have unleashed the capacity to cater to the growing cross-border e-commerce demand.

We aim to expand our Operating Subsidiaries’ office network by opening additional offices in the PRC to seize the abovementioned opportunities in the PRC freight forwarding market. We intend to: (i) establish a branch office in Tianjin to serve our Operating Subsidiaries’ customers’ sea freight orders from the surrounding area; (ii) establish a branch office in Foshan to meet our Operating Subsidiaries’ customers’ sea freight orders from the surrounding area and to complement our Operating Subsidiaries’ existing offices in Guangzhou, Shenzhen and Hong Kong; (iii) establish a branch office in Shantou to primarily meet our Operating Subsidiaries’ customers’ sea and air freight orders from the surrounding area and to complement existing office in Guangzhou; and (iv) establish a branch office in Jiangmen to primarily meet our Operating Subsidiaries’ customers’ sea and air freight orders from the surrounding area. Expanding our Operating Subsidiaries’ office network in the PRC improves our Operating Subsidiaries’ freight forwarding service coverage and allows them to localize their logistics services in the surrounding areas, eliminating the need for them to rely on agents to receive local orders.. We believe that expanding our Operating Subsidiaries’ network of offices to reach more cities in the PRC would increase their market penetration and ultimately aid in increasing their market share.

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The geographical locations of our Operating Subsidiaries’ current offices and the planned four new offices in the PRC are as follows

Further expanding our Operating Subsidiaries’ CSA arrangements map to be updated

The demand and market for air freight forwarding in the PRC and Hong Kong is expected to steadily increase in the near future. Our Operating Subsidiaries acted as CSA for a number of airlines, which allowed them to purchase cargo space directly from their represented airlines. Directly purchasing cargo space from airlines is more cost effective than purchasing cargo space through other freight forwarders. We believe that it is important to expand our Operating Subsidiaries’ network of CSA arrangements in order to further develop the market for their air freight forwarding services and capture the expected growth in demand for air freight forwarding services in the PRC and Hong Kong. As of March 31, 2022, our Operating Subsidiaries have entered into six CSA arrangements with various airlines. Our Operating Subsidiaries have paid approximately HK$1.1 million as deposits for entering into such CSA arrangements with airlines. Our directors believe that expanding our Operating Subsidiaries’ CSA arrangements with other airlines would grant them greater air freight forwarding business opportunities, leading to better sales performance and increased market share in the long run.

Our Operating Subsidiaries’ strategy to capture the expected growth in air freight forwarding market is to:

(i) act for more airlines under CSA arrangements.

As mentioned above, by acting as CSA for airlines, our Operating Subsidiaries can purchase cargo space directly from their represented airlines, which is more cost effective than purchasing such cargo space through other freight forwarders. As our Operating Subsidiaries price all their freight forwarding services using a cost-plus approach, our Operating Subsidiaries expect to become more competitive in their air freight forwarding business and garner more air freight forwarding business opportunities, which leads to better sales performance.

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Also, by becoming CSA of additional airlines, our Operating Subsidiaries expect the supply of air cargo space will become more stable, in particular during peak seasons, such that they can provide more reliable air freight forwarding services to their customers.

Our Operating Subsidiaries consider that becoming CSA of additional airlines will enable them to promote their air freight forwarding services to other local freight forwarders and establish their reputation in the air freight forwarding market and gain a larger market share in the long run.

(ii) recruit more employees with sales experience in the air freight forwarding market.

Our Operating Subsidiaries expect to recruit sales staff with at least 5-year experience in the cross-border e-commerce air freight forwarding business and extensive network in the industry. Such sales staff are expected to be responsible for marketing and promoting air freight forwarding services and secure businesses from new customers while maintaining good relationships with existing customers in order to achieve customer satisfaction and retention.

As regards the air freight operation staff, our Operating Subsidiaries are targeting to recruit those who have relevant air freight business experience.

Our Operating Subsidiaries expect such operation staff will support the sales staff in operation of air freight shipments and assist the sales staff to provide customer services to customers.

Expanding our market share by making strategic acquisitions of other freight forwarding companies

We intend to continue to strengthen our regional presence in the freight forwarding services industry. We intend to focus our expansion efforts involving freight forwarding operations into new countries or cities in Asia with high growth potential. In particular, we intend to expand our network of overseas offices by expanding our presence in freight forwarding services in Southeast Asia. In this respect, we plan on acquiring one or more suitable companies as subsidiaries of which we will own more than 50% of their respective equity interest that: (i) are located in Southeast Asia; (ii) are specialized in the integrated freight forwarding industry with an established and strong track record in providing such services with sufficient and experience staff; and (iii) have considerable scale of operations with a profitable business model and potential to provide a return on our investment or additional revenue streams.

Further strengthening our Operating Subsidiaries’ IT systems

It is essential that our Operating Subsidiaries’ IT systems are constantly upgraded to keep up with the growth in their business. We believe that by constantly strengthening our Operating Subsidiaries’ IT systems, our Operating Subsidiaries can improve the reliability of their services and increase operational and management efficiency. We therefore intend to strengthen our Operating Subsidiaries’ IT systems by upgrading to systems which allow them to offer capabilities such as electronic-booking, purchase order management, electronic data interchange and cargo tracking systems (E.g. to allow track and trace functions for their customers). The above upgrades primarily serve to: (i) improve the efficiency of data exchange between our Operating Subsidiaries and their customers and suppliers; and (ii) increase automation of traditionally manpower-heavy tasks, such as cargo tracking, allowing for greater operation efficiency and thereby leading to a reduction in costs and increasing our competitiveness.

As freight forwarding is our Operating Subsidiaries’ core business and largest source of revenue, we believe that increasing our Operating Subsidiaries’ market share through the above business strategies and future plans would enable them to: (i) enhance their negotiating power with freight carriers; (ii) engage the services of logistics groups at more favorable prices; and (iii) increase cost efficiency due to advantages in economies of scale. These would correspondingly translate to an increase in our Operating Subsidiaries’ operating efficiency and increase their competitiveness in the freight forwarding industry.

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Legal Proceedings

As of the date of this Prospectus, neither we nor our Operating Subsidiaries are a party to, and we nor our Operating Subsidiaries are aware of any threat of, any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or operations.

From time to time, our Operating Subsidiaries may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, neither we nor are Operating Subsidiaries are involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

Impact of Covid-19 on our Operating Subsidiaries’ business and operations

Since late December 2019, the outbreak of a novel strain of coronavirus, later named Covid-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020 a global pandemic. The Covid-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings.

This outbreak of Covid-19 has caused companies like our Operating Subsidiaries and their business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, our Operating Subsidiaries may have experienced lower efficiency and productivity, internally and externally, which may adversely affect their service quality. Moreover, our Operating Subsidiaries’ business depends on their employees. If any of their employees has contracted or is suspected of having contracted Covid-19, these employees will be required to be quarantined and they could pass it to other employees, potentially resulting in severe disruption to our Operating Subsidiaries’ business.

Furthermore, our Operating Subsidiaries’ results of operations have been severely affected by the Covid-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by Covid-19, as well as the relatively quiet period during the Chinese New Year holiday, our Operating Subsidiaries’ businesses and customers have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the Covid-19 outbreak and any future strains and outbreaks threaten global economies and may cause significant market volatility and declines in general economic activities. This may severely dampen the confidence in global markets and potential customers.

Any future impact on our Operating Subsidiaries’ results of operations will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the Covid-19 pandemic and new developing strains and the actions taken or to be taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

Due to strains caused by Covid-19, such as labor shortages and port congestions, ships and containers take longer to reach their destinations. As a result, the freight rates surged and freight forwarding companies in general were able to benefit from the surge in freight rates.

Impact of the War in Ukraine on our Operating Subsidiaries’ business and operations

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our freight forwarding businesses and the businesses of our customers, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects

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REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Operating Subsidiaries’ business and operations in Hong Kong and PRC. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Operating Subsidiaries. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Hong Kong and PRC on our business and operations.

PRC Laws and Regulations

A summary of the laws and regulations which are material to our Operating Subsidiaries’ operation as freight forwarding and ancillary logistics services provider in the PRC are as follows: Laws and Regulations Relating to Foreign Investment The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC (the “PRC Company Law”). The PRC Company Law generally governs two types of companies: limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company and a joint stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

Laws and Regulations Relating to Foreign Investment

The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of Flying Fish (SH) are regulated by the Foreign-invested Enterprise Law of the PRC (the ‘‘FIE Law’’) and the Regulations for the Implementation of the Foreign-invested Enterprise Law of the PRC. Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Special Management Measures (Negative List) for the Access of Foreign Investment (the ‘‘Negative List’’). The Negative List contains specific provisions guiding market access of foreign capital, stipulating in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign investment. Any industry not listed in the Negative List is a permitted industry.

Pursuant to the Negative List, the international freight forwarding industry and the NVOCC industry do not fall into the ‘‘restricted’’ or ‘‘prohibited’’ categories. Thus, our Operating Subsidiaries are permitted to engage in the international freight forwarding industry and the NVOCC industry in the PRC.

Laws and Regulations Relating to Industry

Laws and Regulations Relating to Industry International Freight Forwarding Business. Under the Rules for the Administration of International Freight Forwarders of the PRC, the Implementations Rules thereof, the Administration Measures of the People’s Republic of China on Foreign-invested International Freight Forwarding Agency Enterprises, and the Decision of the State Council on Cancellation and Adjustment of the Third Batch of Administrative Approval Items, an international freight forwarding enterprise may act as an agent of the consignee or the consignor of import and export cargo, or act as an independent operator engaging in international freight forwarding operations. Its scope of business includes: (i) canvassing cargo, booking space (including ship renting, plane chartering and cabin booking), consignment for shipment, warehousing and packaging; (ii) supervision over cargo loading and unloading, container stuffing and dismantling, distribution, transit, and related short-distance transport services; (iii) declarations to the customs, the commodity inspection and checking, and insurance purchases; (iv) making, signing and issuing relevant documents and bills, payment of transport fees, settlement and payment of incidental charges; (v) freight forwarding of international items on display, personal effects and cargo passing through the territory of a country; (vi) international multimodal transport, and container transport (including container assembling); (vii) international express delivery (excluding personal letters); and (viii) consultation and other international freight forwarding operations.

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Pursuant to the Provisional Measures for the Filing of International Freight Forwarding Agency Enterprises, all international freight forwarding enterprises and its branches duly registered in the PRC are required to complete the filing with the MOFCOM or the authorities as delegated by the MOFCOM. Flying Fish (SH) and its branches have completed the filing of International Freight Forwarding enterprises with competent authorities. Flying Fish (SH) and its branches are permitted to engage in international freight forwarding business within their business types and scopes which have been filed. And it is not necessary for Flying Fish (SH) and its branches to obtain other licenses or complete other filing, through other services providers with relevant licenses, to provide international freight forwarding services within their business types and scopes which have been filed.

Non-vessel Shipping Business

Under the International Sea Freight Forwarding Regulations of the PRC and the Rules for the Administration of Foreign-invested International Marine Transportation, enterprises operating the non-vessel shipping business must register a bill of lading with the department in charge of transportation under the State Council and must pay a security deposit of RMB800,000, and an additional security deposit of RMB200,000 for each branch established. Pursuant to the Circular on the Trial Implementation of the deposit liability insurance of enterprises operating the non-vessel shipping business, and the Circular on the Operational Measures of the deposit liability insurance system of enterprises operating the non-vessel shipping business, enterprises operating the non-vessel shipping business are allowed to choose to pay a security deposit, deposit guarantee, or arrange liability insurance in registration. After satisfying the above requirements, upon application, the PRC Ministry of Transport may grant to the applicant the Non-vessel Shipping Business Operation Qualification Registration Certificate (the ‘‘NVOCC Certificate’’). Each of Flying Fish (SH) and its branches has obtained the NVOCC Certificate for the purpose of carrying on its business operations.

Laws and Regulations Relating to Labor

Protection Labor Contract. Pursuant to the Labor Law of the PRC, employers should enter into labor contracts with their employees. The policy of the wages shall be paid according to the performance, equal pay for equal work. Lowest wage protection and special labor protection for female workers and juvenile workers shall be implemented. Employers are also required to pay for their employees’ social insurance premiums and housing provident funds. These payments are made to local administrative authorities and an employer who fails to contribute may be fined and be ordered to make up for the outstanding contributions.

The Labor Contract Law of the PRC and the Implementation Rule of the Labor Contract Law of the PRC set out specific provisions in relation to the execution, the terms and the termination of an employment contract and the rights and obligations of the employees and employers. At the time of hiring, the employer shall truthfully inform the employee as to the scope of work, working conditions, working place, occupational hazards, work safety, salary and other matters which the employee requests to be informed about.

Social Insurance

Employers in the PRC are required to contribute, on behalf of their employees, to a number of social insurance funds, including funds for basic pension insurance, for unemployment insurance, for basic medical insurance, for work-related injury insurance and for maternity insurance. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution shall order it to make the payment or make up the difference within the stipulated time period and impose a daily fine equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If the payment is not made within the stipulated period, the relevant administration department shall impose a fine ranging from one to three times of the overdue payment.

The various laws and regulations that govern the employers’ obligation to contribute to the social security funds include the Social Insurance Laws of the PRC, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, the Decision of the State Council on Establishing a Unified System of the Basic Pension Insurance for Enterprise Employees , the Circular on Relevant Issues concerning the Improvement of the Basic Pension Insurance Policy for Urban Employees), the Regulation on Work-related Injury Insurance, the Regulation on Unemployment Insurance, the Decision of the State Council on Establishing the Basic Medical Insurance System for Urban Employees, the Circular on the Issuance of Provisions on the Administration of Basic Medical Insurance for Urban Employees, and the Trial Measures on Maternity Insurance for Enterprise Employees.

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Housing Provident Fund

According to the Regulations on Management of Housing Provident Funds, employers shall go to the housing provident fund management center to undertake registration of payment and deposit of the housing provident fund and, upon examination and verification by the housing provident fund management center, go to a commissioned bank to go through the formalities of opening housing provident fund accounts on behalf of their employees within 20 days from the date of the registration with the verified documents of the housing provident funds management center. When employing new employees, employers shall register with the housing provident funds center within 30 days from the date of the employment of such employees, and open housing provident funds accounts for such employees at a commissioned bank with the verified documents of the housing provident funds management center. An employer is overdue in the payment and deposit of, or underpays, the housing provident fund, the housing provident fund management center may order it to make the payment and deposit within a prescribed period; where the payment and deposit has not been made within the prescribed period, an application may be made to relevant people’s court for compulsory enforcement.

Laws and Regulations Relating to Intellectual Property Rights

Trademark Pursuant to the Trademark Law of the PRC (the ‘‘Trademark Law’’), the right to exclusive use of a registered trademark shall be limited to trademarks which have been registered and to goods for which the use of trademark has been permitted. The period of validity of a registered trademark shall be ten years, counted from the day the registration is made. According to the Trademark Law, (i) using a trademark that is identical with a registered trademark on the same goods without the authorization of the owner of the registered trademark; (ii) using a trademark that is similar to a registered trademark on the same goods or using a trademark that is identical with or similar to a registered trademark on similar goods without the authorization of the owner of the registered trademark, which is likely to cause confusion, shall be deemed to constitute an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, pay damages.

Laws and Regulations Relating to Foreign Exchange

Foreign Currency Exchange. The principal regulation governing foreign currency exchange in the PRC is the Regulation of the PRC for the Control of Foreign Exchange (the “Foreign Exchange Regulation”). Under the regulation, RMB are freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments but are not freely convertible for capital expenditure such as direct investment, loans or investments in securities outside the PRC unless the approval of the State Administration of Foreign Exchange (the “SAFE”) or its local counterpart is obtained in advance.

According to the Notice on Further Improving and Adjusting Management Policies on Foreign Exchange of Direct Investment, in relation to direct foreign investments in the PRC, foreign investors are no longer required to obtain approval from the SAFE to re-invest in the PRC by using income legally generated from the PRC. No approval from the SAFE is required for opening the foreign exchange accounts, payment into certain accounts, settlement of the foreign exchange and for the purchase and external payment of foreign exchange. Also, transfer of foreign exchange in the PRC under direct investment account is no longer subject to approval by the SAFE. In addition, the foreign-invested enterprises are permitted to remit funds to their offshore parent companies.

According to the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, verification and approval of foreign exchange registration under domestic direct investment is abolished. The banks shall, in accordance with relevant guidance, directly examine and handle foreign exchange registration under domestic direct investment. Relevant entities may, at their discretion, choose the banks in their respective places of registration to go through foreign exchange registration of direct investment, and may handle subsequent formalities for opening relevant accounts, fund exchange and other services (including the outflow or inflow of profits and dividends) under direct investment only after foreign exchange registration of direct investment is completed.

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Dividend Distribution

The principal laws and regulations governing dividends distribution of foreign holding companies include the PRC Company Law, the FIE Law and its implementation rules. Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC must allocate at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds unless these accumulated reserves have reached 50% of its registered capital. These reserves are not distributable as cash dividends.

Laws and Regulations Relating to Taxation in the PRC

Enterprise Income Tax. Pursuant to the Enterprise Income Tax Law of the PRC (the “EIT Law”), the income tax rate for both resident enterprises and foreign-invested enterprises is 25% commencing from January 1, 2008 (with certain exceptions for qualified foreign-invested enterprises). In order to clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law of the PRC (the “EIT Implementation Rules”). Pursuant to the EIT Law and the EIT Implementation Rules, non-resident enterprises which have not established agencies or offices in PRC, or which have established agencies or offices in PRC but whose income has no association with such agencies or offices, shall pay enterprise income tax on its income earned from inside PRC, and such income of nonresident enterprises shall be taxed at the reduced rate of 10% and shall be withheld at source, for which the payer thereof shall be the withholding agent.

Withholding income tax and international tax treaties. Pursuant to the EIT Law and the EIT Law Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in PRC to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of registration and incorporation has entered into a tax agreement with PRC which provides a different withholding tax arrangement.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion, the applicable withholding income tax rate for any dividends declared by a Chinese company is 5% for a shareholder being a Hong Kong resident holding at least 25% interest in its registered capital, or 10% for a shareholder being a Hong Kong resident holding less than 25% interest in its registered capital.

According to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. The term ‘‘non-resident taxpayers’’ refers to the taxpayers other than the PRC tax residents under the Provisions of domestic tax laws or conventions on the avoidance of double taxation signed by the government of the People’s Republic of China with foreign countries (including the tax arrangements signed with the Hong Kong Special Administrative Region and the Macau Special Administrative Region (hereinafter collectively referred to as the “Tax Conventions”) (including non-resident enterprises and non-resident individuals). The convention treatment means the deduction of or exemption from the enterprise income tax or individual income tax obligations required by the provisions of PRC tax laws, under the tax conventions or tax clauses of conventions on aviation, sea transportation, and automobile transportation, as well as the agreements or exchanges of letters on the mutual-exemption from tax on income from international transportation, signed by the People’s Republic of China with foreign countries, including the Arrangement between Mainland China and the Hong Kong Special Administrative Region for Avoidance of Double Taxation and Prevention of Tax Evasion.

According to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, when the withholding agent enters into a business contract with a non-resident enterprise in relation to income derived from or accruing in the PRC, where the non-resident enterprise has no office or premises established in the PRC or the income derived or accrued has no de facto relationship with the office or premises established, if the contract stipulates that the withholding agent shall bear the tax payable amount, the tax-exclusive income amount derived by the non-resident enterprise shall be converted to tax-inclusive income amount and the tax withheld shall be turned over. Where the income subject to withholding at source derived by a non-resident enterprise is equity investment income such as dividends and bonuses, the date of occurrence of withholding obligation for the relevant tax payable amount shall be the date of actual payment of equity investment income such as dividends and bonuses.

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Hong Kong Laws and Regulations

A summary of the laws and regulations which are material to our Operating Subsidiaries’ operation as freight forwarding and ancillary logistics services provider in Hong Kong are as follows:

Aviation Security Ordinance

The Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong) provides for, among other things, the prevention and suppression of acts of violence against civil air transport for implementation of the conventions and agreements on aviation security promulgated by the International Civil Aviation Organization (the “ICAO”). To safeguard aircraft against acts of unlawful interference, the ICAO has laid down standards and recommended practices in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Program, which is enforceable under the Aviation Security Ordinance, has adopted the Regulated Agent Regime (the “RAR”) since March 2000. A cargo handling agent, a freight forwarder or a consignor of air cargo can apply for registration as a regulated agent (“RA”) who is required to comply with the requirements in respect of a RA in the Hong Kong Aviation Security Program to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, a RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department are properly implemented upon the acceptance of cargo for carriage by air unless the consignment is from a known consignor recognized by a RA and to ensure that a consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavors to protect it from unauthorized interference until the consignment is accepted by another RA or an airline. A RA shall also ensure that a consignment of cargo accepted from a known consignor or another RA is:

(a) accompanied by a full description of the contents in the shipping documents (e.g. airway bills, cargo manifests or shipper’s instructions), that the RA’s registration code or the known consignor’s code on the shipping documents of the consignment is checked;

(b) checked against the description in the shipping documents in respect of the quantity of cargo tendered and any sign of the package having been tampered with;

(c) declared as known cargo by checking the annotation of the tendering RA’s registration code or otherwise stated as unknown cargo on shipping documents in inter-RA’s handling; and

(d) safeguarded from unauthorized interference after it has been received until accepted by the next RA or an airline, or until loaded on to an aircraft.

Under the RAR, each RA shall demonstrate that at least two staff members have attended and completed a training program acceptable to the Civil Aviation Department or have passed the RA Revalidation Test organized by the Civil Aviation Department.

RAs shall also maintain an orderly documentation and record system. Documents such as airway bills, cargo manifests and relevant instructions from consignors should be kept for at least 31 days after the consignment is flown.

As of the date of this prospectus, CGL is registered as a RA.

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Dangerous Goods (Consignment by Air) (Safety) Ordinance

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong) (the ‘‘DGO’’) was enacted to control, in the interests of safety, the preparation, packing, marking, labeling and offering of dangerous goods for carriage by air. Under the DGO, dangerous goods are defined as any article or substance which is listed in the Technical Instruction for the Safe Transport of Dangerous Goods by Air (‘‘Technical Instructions’’) published by the ICAO and any article or substance not so listed by name having properties corresponding to those of one of the general classifications of articles and substances in the Technical Instructions (‘‘Dangerous Goods’’). When offering or handling Dangerous Goods for air carriage, consignors are required under the Dangerous Goods (Consignment By Air) (Safety) Regulations (the “DGR”) (Chapter 384A of the Laws of Hong Kong) to ensure all Dangerous Goods are properly classified, packed, marked, labeled and documented.

As required under the DGR, staff of a freight forwarder shall not perform the function of processing Dangerous Goods, processing cargo (not containing Dangerous Goods) or handling, loading and storage of cargo unless he/she has completed training programs (the “DGR Training Programs”) which fulfill the requirement under the DGR.

It is an offense for any staff who has not completed the DGR Training Programs to process Dangerous Goods. If such non-compliance is made, such staff and the freight forwarder shall be liable to a fine of HK$25,000 (level 4) and to imprisonment for six months. Also, a freight forwarder commits an offence if he/she did not take the steps to ensure that his/her staff who process cargo (not containing Dangerous Goods) or handle, load and store cargo has completed the necessary DGR Training Programs; such freight forwarder shall be liable to a fine of HK$25,000 (level 4) and to imprisonment for six months.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the ‘‘OSHO’’) provides for the safety and health protection to employees in workplace, both industrial and non-industrial. Under section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by:

(a) providing and maintaining plant and systems of work that are, so far as reasonably practical, safe and without risks to health;

(b) making arrangements for ensuring, so far as reasonably practical, safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c) providing information, instruction, training and supervision as may be necessary to ensure, so far as reasonably practical, the safety and health at work of the employees;

(d) as regards any workplace under the employer’s control, maintaining the workplace in a condition that is, so far as reasonably practical, safe and without risks to health or providing or maintaining means of access to and egress from the workplace that are, so far as reasonably practical, safe and without any such risks; and

(e) providing or maintaining a working environment for the employees that is, so far as reasonably practical, safe and without risks to health.

Failure to comply with the above provisions constitutes an offense and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months

The Commissioner for Labor may serve an improvement notice on an employer against contravention of the OSHO or the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or a suspension notice against activity or condition or use of workplace or of any plant or substance located on the workplace which may create an imminent risk of death or serious bodily injury to the employees. Failure to comply with a requirement of an improvement notice or contravenes a suspension notice without reasonable excuse constitutes an offence and the employer is liable on conviction to a fine of HK$200,000 and HK$500,000, respectively, and to imprisonment for 12 months.

Occupational Safety and Health Regulation

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) (the “OSHR”) sets down some basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at work places, first aid and what employers and employees are expected to do in manual handling operations. The provisions of the OSHR are:

(a)	to prevent accidents by ensuring that the plant is properly designed, constructed and maintained, and that all dangerous parts are effectively guarded, as well as ensuring that all dangerous areas are securely fenced;

(b)	to prevent fire by:

(i)	providing illuminated exit signs all over exists and clear directions to them;
(ii)	keeping all means of escape in safe conditions and free from obstruction;
(iii)	ensuring that all exit doors can be easily opened from inside the workplace and are unlocked; and
(iv)	providing suitable and adequate fire safety measures.

(c)	to provide a safe and healthy work environment by keeping the workplace clean and ensuring that it is adequately lit and ventilated, as well as providing adequate drainage;

(d)	to ensure hygiene by providing adequate latrine and washing conveniences, as well as an adequate supply of drinking water;

(e)	to provide first aid by keeping adequate first aid facilities on the premises and appointing designated employees to look after them;

(f)	to ensure safe manual handling operations by assessing and reviewing risks to the safety and health of employees who undertake manual handling operations; and

(g)	providing proper training and other necessary protective measures for employees who undertake manual handling operations.

The person responsible for a workplace who fails to comply with the OSHR commits an offense and is liable on conviction to a maximum fine up to HK$200,000 and up to 12 months’ imprisonment.

Employment Ordinance

All employees under employment contracts are covered by the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”). We, as an employer in Hong Kong, are generally obliged to adhere to the EO.

Under the EO, all employees are entitled to the following basic rights: (a) wage payments; (b) protection against wage deduction; (c) statutory holiday entitlements; (d) protection against discrimination; (e) a notice period for termination of employment; and (f) protection against unlawful dismissal.

Employees which have been employed by the same employer for a continuous period of four weeks or more, with at least 18 hours worked in each week, are further entitled to benefits such as compulsory rest days, paid annual leave, maternity leave, sickness allowance, severance and long service payments, and mandatory provident fund contributions.

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Employees’ Compensation Ordinance

The Employee’s Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or deaths caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 40 of the ECO, all employers are required to take out insurance policy to cover their liabilities both under the ECO and at common law for injuries at work in respect of all employees (including full-time and part-time employees) for an amount not less than the applicable amount specified under the ECO.

An employer who fails to comply with the ECO to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years, and on summary conviction to a fine at level 6 (currently at HK$100,000) and to imprisonment for one year.

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a prescribed minimum hourly wage rate (currently set at HK$34.5 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (except those specified under section 7 of the MWO). A provision of a contract of employment that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the MWO is void.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Scheme Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides for, inter alia, the establishment of a system of privately managed, employment related mandatory provident fund schemes for members of the workforce to accrue financial benefits for retirement. Under the MPFSO, the employer and its relevant employee, meaning an employee of 18 years of age or over and below retirement age which is 65 years of age, are each required to make contributions to the plan at 5% of the relevant employees’ relevant income, meaning any wages, salary, leave pay, fee, commission, bonus, gratuity, perquisite or allowance expressed in monetary terms, paid or payable by an employer to the relevant employee in consideration of his employment under his contract of employment.

With effect from 1 June 2014, the maximum level of relevant income of a relevant employee was adjusted from HK$25,000 to HK$30,000, and the relevant maximum mandatory contribution was adjusted from HK$1,250 to HK$1,500 accordingly.

Business Registration Ordinance

Every person (a company or individual) carrying on a business in Hong Kong is required by the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of the business for an issuance of a business registration certificate. A valid business registration certificate shall be displayed at the place of business to which such certificate relates. Business registration does not serve to regulate business activities and it is not a license to trade. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary documents together with the payment of relevant fees. A business registration certificate is renewable every year or every three years (if a business operator elects for issuance of such business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine at level 2 (currently at HK$5,000) and to imprisonment for one year.

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MANAGEMENT

Our Board of Directors is the primary decision-making body of our Company, setting fundamental business strategies and policies for the management and operation of our Operating Subsidiaries; business and monitoring their implementation.

Our Board of Directors currently consists of five directors, comprising two Executive Directors and three independent non-executive Directors. The following table sets forth the names, ages and titles of our directors, executive officers and senior management/key personnel:

Name	Age	Title

Executive Officers and Directors:

Lee Fook Chuen Byron	71	Chairman, Executive Director and Chief Executive Officer
Jian Yibin	51	Executive Director and Principal Accounting Officer/Chief Financial Officer

Independent Non-executive Directors:

Michael Coyne	34	Independent Non-executive Director
Cathine Chan	56	Independent Non-executive Director
Gavin Lam	55	Independent Non-executive Director

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors:

Mr. Lee Fook Chuen Byron. Mr. Byron Lee, age 71, was appointed as a director on March 9, 2017 and was re-designated as an Executive Director, our Chairman and our Chief Executive Officer on March 3, 2022. Mr. Byron Lee founded our Group in 1999 in Hong Kong. He is responsible for corporate strategic planning and overall business development of our Group. Mr. Byron Lee is the uncle of Mr. Jian, an executive director and the father of Mr. Samson Lee, a member of our senior management. Mr. Byron Lee is also a director of each of Fook Star, CGL Holding, Flying Fish (BVI), CGLH, Flying Fish (HK), CGL and, Flying Fish (SH) and Eastern Network.

Mr. Byron Lee has more than 50 years of experience in shipping, freight forwarding and logistics business. He first joined Hong Kong Sea Transport and Logistics Association as a member in May 1997 and was subsequently appointed as an executive committee of Hong Kong Sea Transport and Logistics Association from April 2001 to April 2004. Mr. Byron Lee was elected as the chairman of Hong Kong Sea Transport and Logistics Association from 2013 to 2014, re-elected as a chairman from 2017 to 2018 and subsequently re-elected as a chairman from 2021 through 2022. Mr. Byron Lee has been a chartered member of the Chartered Institute of Logistics and Transport since October 2008. He was a member of the Hong Kong Maritime and Port Board between May 1, 2017 and March 31, 2018, a member of the Hong Kong Trade Development Council Logistics Services Advisory Committee between April 1, 2013 and March 31, 2017, and an institutional member of the Hong Kong Port Development Council between January 1, 2013 and December 31, 2016.

Mr. Byron Lee obtained a Diploma in Management Studies jointly awarded by Hong Kong Polytechnic (which is currently known as The Hong Kong Polytechnic University) and Hong Kong Management Association in Hong Kong in June 1985. Mr. Byron Lee then obtained the Honorary Doctorate of Management from Lincoln University in California, U.S., in September 2010.

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Mr. Jian Yibin. Mr. Jian, age 51, was appointed as a director on June 7, 2018 and was re-designated as an Executive Director and the compliance officer of our Company on August 20, 2018. He is mainly responsible for the overall management and administration of our business operations in the PRC. Mr. Jian is a nephew of Mr. Byron Lee and a cousin of Mr. Samson Lee. Mr. Jian has also been a director of Flying Fish (SH) since November 2004.

Mr. Jian has more than 26 years of experience in the shipping, freight forwarding and logistics businesses. He joined our Group in August 1999 as an operation clerk and has been the PRC manager of our Group since 2010. Before joining our Group, he worked as an operation clerk in PFL Pacific Containers Lines Limited (principally engaged in provision of shipping and forwarding services) from September 1995 to July 1999.

Mr. Jian obtained an electronic professional certificate from Guangdong Province Jiangmen City Technical School in July 1988 in the PRC.

Independent Non-executive Directors

Mr. Michael Coyne, age 34, was appointed as an independent non-executive Director effective upon closing of this offering. He will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Mr. Coyne is the chairman of the nomination committee and also a member of both the audit and compensation committees.

From February 2018 to the current date, Mr. Coyne has been the Senior Director at Ingalls & Snyder, a $7 billion investment advisor/broker-dealer for which he has built capital markets and underwriting businesses. He targeted listed IPOs, secondary offerings, private placements and block trades in technology, biotech, SPACs and closed-end funds. Mr. Coyne has also originated global equity and debt new issue deals and has participated in SPAC transactions underwriting, merger advisory closing, PIPEs, risk capital sourcing and selling groups. Mr. Coyne developed relationships with management teams, investor relations firms, sell-side analysts, bankers and sales-traders as a means to source deal flow, evaluate transactions and build the goodwill of Ingalls & Snyder.

From August 2015 to February 2018, Mr. Coyne was the Vice President, Head of Syndicate at Capital Integration Systems. His duties and responsibilities included managing the firm’s syndicate business and placing new issue shares of common and preferred stock with family offices and registered investment advisors. Mr. Coyne also diversified revenue sources by orchestrating the firm’s first international pre-IPO private placement, increasing client secondary equity trade flow by over 500% and developing relationships with investment banks.

From February 2012 to July 2019, Mr. Coyne was a First Lieutenant in the Army National Guard and U.S. Army where he was second in command of a task force, a task force officer-in-charge and platoon leader and operations officer.

Mr. Coyne earned a Master’s degree in Business Administration in 2019 from New York University, Leonard N. Stern School of Business. He previously graduated from Northeastern University with a Bachelor in Arts, Political Science and International Affairs in 2011.

Ms. Cathine Chan, age 56, was appointed as an independent non-executive Director effective upon closing of this offering. She will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Ms. Chan is chairman of the compensation committee and also a member of both the audit and nomination committees.

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Since March 2020, Ms. Chan has been the Managing Director for CTM Global Limited (“CTM”). Ms. Chan founded CTM, which is a toy compound sales and research and development oriented company and a subsidiary of Foshan Master Toys Co., Ltd. Ms. Chan’s primary duties and responsibilities include monitoring daily sales and marketing activities with key customers, overseeing factory productivity and working with the parent company’s team in new product development.

Since September 2016, Ms. Chan is also the General Manager of Duotem Capital Limited (“DCL”). DCL is an advisory firm, which matches investments in Israeli high tech companies with potential Asian investors. Ms. Chan provides advisory services coordinating investors’ investment requirements with Israeli start-ups.

From November 1998 through August 2016, Ms. Chan was employed by the Far East Office of Joker (Far East) Limited (“Joker”). Joker is a Swiss company specializing in creative toy and technical compound manufacturing, trading and distribution. Ms. Chan started with Joker as a merchandiser, was subsequently promoted to branch manager in 2000 and became Managing Director in 2010. In addition to managing and overseeing Joker’s business and daily operations, she was also responsible for corporate management, quality management, sales and distribution, product research and development and brand management.

From September 1997 through June 1998, Ms. Chan was employed as a sales and marketing executive with Wader Engineering Co. Ltd. From May 1995 through March 1997, Ms. Chan was employed as a sales and office administrator for Sunway International Toys Ltd. During the previous years, 1986 through 1995, Ms. Chan was employed in a variety of entry level capacities.

Ms. Chan earned an Executive Master of Science degree in marketing from Baruch College, the City University of New York, in 2004. She previously earned a Bachelor of Business degree from the Royal Melbourne Institute of Technology University in Australia in 2001. In 1996, Ms. Chan received a diploma in Management Studies from the Hong Kong Polytechnic University and the Hong Kong Management Association.

Mr. Gavin C W Lam, age 55, was appointed as an independent non-executive Director effective upon closing of this offering. He will be responsible for providing independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct. Mr. Lam is chairman of the audit committee and also a member of both the nomination and compensation committees.

Since 1996, Mr. Lam has been the managing partner of Chan, Lam & Company, Certified Public Accountants, located in Hong Kong. He has over 25 years of experience in auditing, finance, taxation and accounting.

Mr. Lam earned a Master’s degree in Accounting from Jinan University in 2002 and previously had earned a diploma in Accounting from the Shue Yan College in 1990. Mr. Lam also earned a degree in Law from the Peking University in 1997 and a Diploma in Insolvency from the Hong Kong Institute of Public Accountants in 2011.

Mr. Lam is a member and a practicing member of the Hong Kong Institute of Certified Public Accountants, a fellow member of The Association of Chartered Certified Accountants, a fellow member of The Society of Chinese Accountants & Auditors and a fellow member of the Taxation Institute of Hong Kong. Mr. Lam is also a Certified Taxation Advisor.

Senior Management/Key Personnel

Our senior management comprises the following personnel:

Mr. Lee Wing On Samson. Mr. Samson Lee, age 43, was appointed as the General Manager of our Company on August 20, 2018. Mr. Samson Lee joined our Group in September 2009. Mr. Samson Lee has over 13 years of experience in the freight forwarding industry, all of which has been with our Group. He is mainly responsible for the overall management and administration of our business operations. Mr. Samson Lee is the son of Mr. Byron Lee and a cousin of Mr. Jian. Mr. Samson Lee is a director of each of Fook Star, CGL Holding and Trillion.

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Prior to joining us, Mr. Samson Lee worked at Arcadis Human Resources Limited (principally engaged in civil engineering) in the United Kingdom from January 2007 to September 2009. Mr. Samson Lee worked as a graduate engineer and an assistant resident engineer within the group of companies of AECOM (principally engaged in civil engineering) from October 2002 to October 2004 and from October 2004 to April 2006, respectively.

Mr. Samson Lee graduated from The Hong Kong University of Science and Technology in November 2001 with a Bachelor of Engineering in Civil and Environmental Engineering. He then obtained a Master of Science in Environmental Engineering from the Imperial College of Science, Technology and Medicine, University of London in the United Kingdom in November 2002 and a Bachelor of Laws from the University of London as an external student in Hong Kong in August 2006. Mr. Samson Lee was registered as a Chartered Engineer of the Engineering Council UK in December 2008 and registered as a Chartered Civil Engineer and a member of the Institution of Civil Engineers in November 2008.

Mr. Chi Kong Tang. Mr. Tang, aged 33, was appointed as the financial manager of our Group in April 2022. Mr. Tang has over 10 years of experience in the field of auditing, accounting, financial management and company secretarial matters. Mr. Tang served as the company secretary and as one of the authorized representatives of Evershine Group Holdings Limited (stock code: 8022), the shares of which are listed on GEM of the Stock Exchange of Hong Kong Limited, from April 16, 2021 to June 29, 2021. He also served as the company secretary of Hong Kong Education (International) Investments Limited (stock code: 1082), the shares of which are listed on Main Board of the Stock Exchange of Hong Kong Exchange Limited, since December 15, 2021.

Mr. Tang earned a Bachelor of Arts degree in Accounting and Finance from the University of Keele in the United Kingdom in July 2010. Mr. Tang is a certified public accountant of The Hong Kong Institute of Certified Public Accountants, a member of the Association of Chartered Certified Accountants and a certified Financial Risk Manager.

Mr. Sohrab Khan. Mr. Sohrab Khan, age 50, was appointed as the Regional Business Development Director of our Company in May 2019. His duties include planning, developing and implementing current and new business as well as sales and marketing activities regionally, including supply chain, import/export monitoring; recruit, manage and train staff in accordance with company procedures, policy and employment law in Hong Kong, China, Korea and Taiwan; provide analysis and continual development of distribution channel, including monitoring of financial information for sales and marketing department; and develop and maintain brands, advertising and public relations. From approximately December 1, 2014 through April 30, 2019, Mr. Khan was the regional business development director for Joyspeed Global Cargo (China) Limited whereby his duties included launching and implementing new business and services regionally, managing internal communications and awareness of corporate direction and mission; analyzing and monitoring development of distribution channel, including financial information for sales and marketing strategy. Mr. Khan was also a General Manager/director in several other international companies where he performed duties including risk management, customer service, transport and warehousing, freight operations, sales and marketing and business development.

Mr. Khan earned a Bachelor of Arts from Peshawar University N.W.F.P. Pakistan.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market and SEC rules and regulations, if applicable. Upon our listing on Nasdaq Capital Market, each committee’s charter will be available on our website at http://www http://www.cglhkg.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

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Audit committee

Mr. Michael Coyne, Ms. Cathine Chan and Mr. Gavin Lam, all of whom are our independent non-executive Directors, will serve on the audit committee, which will be chaired by Gavin Lam. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Gavin Lam as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Mr. Michael Coyne, Ms. Cathine Chan and Mr. Gavin Lam, all of whom are our independent non-executive Directors, will serve on the compensation committee, which will be chaired by Ms. Cathine Chan. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board of Directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

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Nomination committee

Mr. Michael Coyne, Ms. Cathine Chan and Mr. Gavin Lam, all of whom are our independent non-executive Directors, will serve on the nomination committee, which will be chaired by Mr. Michael Coyne. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq Markets. The application of such exceptions requires that we disclose each Nasdaq Markets corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Markets corporate governance standard. However, we currently follow the Nasdaq Markets corporate governance standards listed below with the exception of the independent directors regularly scheduling meetings with only the independent directors present:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Marketplace Listing rules;

●	The requirement under Section 5605(d) of the Nasdaq Marketplace Listing Rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Marketplace Listing Rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Marketplace Listing Rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq Marketplace Listing Rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

As of the effective date of this registration statement of which this prospectus is a part, we have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.eglhkg.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Marketplace Rules.

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Compensation of Directors and Senior Management/Executive Personnel

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during FY 2021 and FY2020 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of us.

On [●], 2022, we conditionally adopted the Share Option Scheme for the purpose of providing incentives and rewards to eligible directors and employees of our Group. Please refer to the section “[●]” in this prospectus for a summary of the principal terms of the Share Option Scheme. As of the date of this prospectus, no share option has been granted or agreed to be granted under the Share Option Scheme.

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended September 30, 2020 and 2021.

Summary Compensation Table

Compensation Paid
Name and Principal Position	Year	Salary (HK’000)	Bonus (HK’000)	Other Compensation(1) (HK’000)
Lee Fook Chuen Byron, CEO, Chairman and Executive Director	2020 2021	810 810	Nil Nil	Nil Nil

Jian Yibin, Executive Director	2020 2021	534 554	61 90	Nil Nil

Michael Coyne, Independent Non-Executive Director(2)	2020 2021	Nil Nil	Nil Nil	Nil Nil

Cathine Chan, Independent Non-Executive Director(2)	2020 2021	Nil Nil	Nil Nil	Nil Nil

Gavin Lam, Independent Non-Executive Director(2)	2020 2021	Nil Nil	Nil Nil	Nil Nil

Lee Wing On Samson, General Manager	2020 2021	811 982	82 379	Nil Nil

Tang Chi Kong(3)	2020 2021	Nil Nil	Nil Nil	Nil Nil

Khan Sohrab	2020 2021	537 558	Nil 45	289 338

(1) Other compensation includes sales commission, allowances and any employer’s contribution social security.

(2) Mr. Coyne, Ms. Chan and Mr. Lam were appointed as directors effective with the closing on this offering.

(3) Mr. Tang was employed in April 2022.

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Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes – it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more, and applies also to self-employed. Under the MPF, the choice of the scheme is the responsibility of the employer (for which legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

CGL, one of our Operating Subsidiaries in Hong Kong, implemented a MPF with a major international assurance company to provide retirement benefits for its employees. All permanent full-time employees who joined CGL before December 2000 are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,000 (US$128) monthly. The maximum mandatory contribution was increased to HK$1,250 (US$160) monthly started from June 1, 2012. The maximum mandatory contribution was increased to KJ$1,500 (US$192) per month starting from June 1, 2014.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for CG:’s employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). CGL’s total contributions to the MPF for fiscal years ended September 30, 2021 and 2020 amounted to approximately $38,834 and $35,286, respectively. CGL has no other obligation to make payments in respect of retirement benefits of the employees.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective upon effectiveness of the Registration Statement of which this prospectus forms a part (the “Effective Date”). The terms and conditions of each such Director’s Agreement are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote. Each director will also be granted share options (the “Share Options”) at an equivalent value of a certain number of U.S. Dollars according to the following formula: the U.S. Dollars divided by the price of our Ordinary Shares in this offering. The Share Options will vest at the end of the six-month anniversary from the Effective Date, will expire on the 3-year anniversary following the vesting date and will be exercisable at a price equal to the offering price of our Ordinary Shares in this offering. Lastly, the Stock Options will be deemed fully earned on the Effective Date, however, if the independent director voluntarily resigns within 12 months after the date of grant, the Share Options and any shares resulting from the exercise of such Share Options during that period will be forfeited.

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Under the Directors’ Agreements, the initial grant of Share Options to each of our directors is as follows:

Independent Director	Equivalent U.S. Dollar Amount		Number of Stock Options

Gavin Lam	US$	-	-
Cathine Chan	US$	-	-
Michael Coyne	US$	25,000	5,000

Under the Directors’ Agreements, the initial annual salary that is payable to each of our directors is as follows:

Gavin Lam	US$	16,800
Cathine Chan	US$	16,800
Michael Coyne	US$	30,000

In addition, our directors will be entitled to participate in the Share Option Scheme as adopted by the Company, as amended from time to time. The number of Share Options granted pursuant to the Share Option Scheme, and the terms of those Share Options, will be determined from time to time by a vote of the Board of Directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of Share Options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Letters

On January 1, 2022, CGL entered into a letter agreement with Mr. Byron Lee pursuant to which Mr. Byron Lee would be designated the Chairman of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$67,500 payable at the end of each month; and (ii) after the probationary period of two months, either party shall have the right to terminate the agreement by giving to the other party not less than one month’s notice in writing.

On January 1, 2015, CGL entered into a letter agreement with Mr. Jian Yibin pursuant to which Mr. Jian would be designated as the PRC Manager of the Company in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$33,500 payable at the end of each month; and (ii) after the probationary period of two months, either party shall have the right to terminate the agreement by giving to the other party not less than one month’s notice in writing.

On September 15, 2009, CGL entered into a letter agreement with Mr. Samson Lee pursuant to which Mr. Samson Lee would be designated the General Manager in accordance with the following terms and provisions: (i) payment of a monthly salary of HK$18,000 and a housing allowance of HK$12,000 payable at the end of each month; and (ii) after 60 Days, CGL will provide provident fund scheme of 5% of monthly salary (with a maximum of HKD1,000).

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors; and
●	all of our current executive officers, directors as a group.

Applicable percentage ownership is based on 15,000,000 Ordinary Shares of our Company issued and outstanding as of the date of this prospectus and, with respect to percent ownership after this offering, assumes no exercise of the underwriters’ over-allotment option.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is Room 1805, 18/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong.

	Shares Beneficially Owned Before this Offering(1)		Shares Beneficially Owned after this Offering(1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and Directors:
Byron Lee (2) (3)	15,000,000	100.00%	14,000,000	73.68%
Jian Yibin	0	0.00%		0.00%
Michael Coyne	0	0.00%	0	0.00%
Cathine Chan	0	0.00%	0	0.00%
Gavin Lam	0	0.00%	0	0.00%
All executive officers and directors as a group (5 persons)	15,000,000	100%	14,000,000	73.68%

5% Shareholders:
Fook Star	15,000,000	100.00%	14,000,000	73.68%

(1) Based on 15,000,000 Ordinary Shares issued and outstanding immediately prior to the offering and 19,000,000 Ordinary Shares to be issued and outstanding immediately after the offering.

(2) Includes 15,000,000 Ordinary Shares owned of record by Fook Star that are beneficially owned by Mr. Byron Lee by virtue of his being the sole shareholder and a director of that company.

(3) Includes the sale of 1,000,000 shares by the Selling Shareholder in this Offering.

Immediately upon completion of this offering (but without taking into account any Ordinary Shares which may be allotted and issued pursuant to the exercise of any option that may be granted under the Share Option Plan), Fook Star will be the record owner of 73.68% of our outstanding Ordinary Shares. Fook Star is directly held as to 100% by Mr. Byron Lee, our Executive Director, Chairman and Chief Executive Officer. As a result, each of Fook Star and Mr. Byron Lee will be regarded as a controlling shareholder of our Company. Each of our Controlling Shareholders has confirmed that he/it, or any of their close associates, does not have an interest in a business, apart from our business, which competes or is likely to compete, either directly or indirectly, with our business.

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Selling Shareholder

This prospectus covers the offering of 1,000,000 Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares owned by the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholder will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholder. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(2)
Fook Star International Holding Limited(1)	15,000,000	100.00%	1,000,000	14,000,000	73.68%

(1) Fook Star International Holding Limited, our Controlling Shareholder, which is beneficially owned 100.0% by Mr. Byron Lee.

(2) Based on 15,000,000 Ordinary Shares issued and outstanding immediately prior to the offering and 19,000,000 Ordinary Shares to be issued and outstanding immediately after the offering.

RELATED PARTY TRANSACTIONS

Related Parties

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During FY2021 and FY2020, we, including the Operating Subsidiaries, entered into the following transactions with our related parties:

Guarantees

Certain related parties provided guarantees to the Company in connection with its bank borrowings of the Group. See “Credit Facilities/Bank Facilities”.

Transactions with related parties were conducted in the normal course of business and at prices and terms no less than those charged to and contracted with other third party suppliers.

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Leases

During the fiscal years ended September 30, 2021 and 2020, our Operating Subsidiaries entered into various leases for office space located in Hong Kong and all offices located in the PRC, including Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen, and a warehouse located in Hong Kong. As of September 30, 2021, the total minimum lease payments under the respective operating leases were payable as follows:

Office premise	Relationship with the lessor	Rental expenses for the year ended September 30, 2021 (US$)	Rental expenses for the year ended September 30, 2020 (US$)
Guangzhou	Lessor is a company owned by Mr. Lee	16,429	16,928
Ningbo	Lessor is Mr. Lee	6,857	25,244
Qingdao	Lessor is Mr. Lee	19,301	17,436
Shanghai	Lessor is a company owned by Mr. Lee	51,970	56,716
Shenzhen	Lessor is Mr. Lee and his spouse	62,450	65,508
Xiamen	Lessor is a company owned by Mr. Lee	8,419	7,605
Hong Kong	Lessor is a company owned by Mr. Lee	67,890	65,812
		233,316	255,249

The related party transactions are determined on an arm-length basis by reference to the market price of the comparable office premises.

Amount due from director

As of September 30, 2021 and 2020, Mr. Byron Lee, our Chairman, owed to the Company an aggregate of $9,591,631 and $3,429,200, respectively, based on previous borrowings related to a letter of credit obtained by the Company from Bank of China for his personal use. The loan is non-trade in nature, unsecured, non-interest bearing and repayable on demand. See “Credit Facilities/Bank Facilities”.

The amount due from related parties consists of the followings:

Name	Relationship	Nature	September 30, 2021 (USD)	September 30, 2020 (USD)
Mr. Lee Fook Chuen Byron	Sole shareholder	Advanced to shareholder, interest free	9,591,631	3,429,200

The above amount was off-set by the special dividend declared to the Company’s sole shareholder, Fook Star, of which Mr. Lee is the sole shareholder on record on June 23, 2022.

DESCRIPTION OF SHARE CAPITAL

A copy of our amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$30,300.00 divided into 303,000,000 shares of nominal or par value of US$0.0001 each.

The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

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Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid-up on the shares in respect of which the dividend is paid, although no amount paid-up on a share in advance of calls shall for this purpose be treated as paid-up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid-up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid-up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid-up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid-up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

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Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid-up or credited as paid-up on a share in advance of calls or instalments is treated for this purpose as paid-up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

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Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid-up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid-up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid-up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

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If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid-up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

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Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid-up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

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Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (2021 Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

In this subsection, “we”, “us,” “our” and the “Company” refers to CGL Logistics Holdings Limited and our affiliates and/or delegates, except where the context requires otherwise.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;
(b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering requirements); and/or
(c)	where this is necessary for the purpose of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

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Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 19,000,000 Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares and 19,750,000 Ordinary Shares outstanding if the over-allotment option is exercised in full.

All of the Ordinary Shares sold in this offering by the Company and the Selling Shareholder will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been only a limited public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

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Lock-Up Agreements

Our directors, officers and holders of 5% of our outstanding Shares have agreed with the underwriters, for a period of six months after the date of this prospectus, subject to certain exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

In addition, the Company has further agreed for a period of three months after the date of this prospectus, not to, except in connection with this offering, offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, other than post-effective amendments to its Resale Registration Statement. See “Underwriting — Lock-Up Agreements.”

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us and the Selling Shareholder in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq market entry and listing fee, all amounts are estimates.

US$
SEC Registration Fee
FINRA Filing Fee
Nasdaq Market Entry and Listing Fee
Underwriters’ Expenses, including due diligence fees
Legal fees and expenses, including underwriters’ counsel
Accounting fees and expenses, including valuations
Miscellaneous
Financial Advisors Fee
Total

These expenses will be borne by us.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Appleby, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

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Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

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Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of Ordinary Shares will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the Ordinary Shares, will be payable by the purchaser on every purchase and by the seller on every sale of Ordinary Shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the Selling Shareholder have entered into an underwriting agreement dated [●], 2022 with Revere Securities LLC, or the Representative, acting as the lead or managing underwriter with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we and the Selling Shareholder have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Revere Securities LLC	[●]
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 750,000 Ordinary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 30-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any additional Ordinary Shares are purchased, the underwriters will offer these Ordinary Shares on the same terms as those on which the other Ordinary Shares are being offered.

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The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts and commissions are 7% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share		No Exercise		Full Exercise
Public offering price	US$	[●]	US$	[●]	US$	[●]
Underwriting discounts and commissions to be paid by us:	US$	[●]	US$	[●]	US$	[●]
Proceeds, before expenses, to us	US$	[●]	US$	[●]	US$	[●]

In connection with and upon closing of the offering contemplated herein, we will also pay to the Representative a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares.

Additionally, we have agreed to pay to Revere one hundred thousand dollars (US$100,000) (the “Advance”) upon the execution of the engagement letter by and between Revere and us (the “Engagement Letter”), as an advance against actual out-of-pocket expenses, which shall be applied towards the underwriting discount. Revere shall return any portion of the Advance not used to pay its accountable out-of-pocket expenses actually incurred in accordance with FINRA Rule 5110(g)(4).

We have agreed to pay all reasonable, necessary and accountable out-of-pocket expenses relating to the offering, including, but not limited to: (a) the costs of preparing, printing and filing the registration statement with the SEC, amendments and supplements thereto, and post effective amendments, as well as the filing with FINRA, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as Revere may reasonably request; (b) the costs of preparing, printing and delivering exhibits thereto, in such quantities as Revere may reasonably request; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by Revere; (d) the fees of counsels and accountants for the Company, including fees associated with any blue sky filings where applicable; (e) fees associated with the Company’s transfer agent; and (f) fees, if necessary, associated with translation services.

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions and non-accountable expense allowance will be approximately US$1,448,000.

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Indemnification; Indemnification Escrow

We and the Selling Shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The Company has agreed to set up an escrow account with a third-party escrow agent in the United States and will fund such account with US $500,000 that may be utilized by the underwriters to fund certain indemnification obligations of the Company to the underwriters and other indemnified persons as described herein and in the Underwriting Agreement, arising during the 12 month period following the closing of the offering. The escrow account will be interest bearing, and we will be free to invest the assets in low risk investments (e.g. bonds, mutual funds, money market funds, etc.). All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. The Company will pay the reasonable fees and expenses of the escrow agent.

Right of First Refusal

After the filing or confidential submission of the registration statement, if we elect to terminate our further participation in the offering contemplated herein and the engagement of Revere pursuant to the Engagement Letter due to a proposed or completed merger or acquisition transaction whereby we will be merged into or acquired by another company or entity, (an “M&A Transaction”), we have agreed to grant Revere the right to serve as an investment banker and/or financial advisor to the Company, and we have agreed that we or the surviving entity or company will pay to Revere a cash fee equal to one percent (1.0%) of the aggregate consideration paid to the Company in the M&A Transaction at the closing of the M&A Transaction. If we receive non-cash consideration in the M&A Transaction (including but not limited to equity or debt securities), the value of such non-cash consideration will be included in the calculation of the fee payable to Revere.

Lock-Up Agreements

We and our directors, officers, and holders of more than five percent (5.0%) of our outstanding Ordinary Shares (with the exception of the Selling Shareholder), as of the effective date of the registration statement (and all holders of securities exercisable for or convertible into Ordinary Shares) shall enter into customary “lock-up” agreements in favor of Revere pursuant to which our directors, officers, and holders of more than five percent (5.0%) of our outstanding Ordinary Shares shall agree, for a period of six (6) months from the date of the offering, and each of the Company and any successors of the Company will agree, for a period of three (3) months from the closing of the offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Nasdaq Capital Market Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[●]”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be listed on the Nasdaq Capital Market at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on the Nasdaq Capital Market may engage in passive market making transactions on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

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No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our Ordinary Shares will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Ordinary Shares will develop and continue after this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

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Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Appleby.

Certain legal matters of United States federal securities laws in connection with this offering will be passed upon for the underwriters by The Crone Law Group, P.C.

EXPERTS

The financial statements as of September 30, 2021 and 2020 included in this prospectus have been audited by JP Centurion & Partners PLT, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and the exhibits and schedules thereto for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

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FINANCIAL STATEMENTS

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDARIES

CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CGL Logistics Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CGL Logistics Holdings Limited and Subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021 and 2020, and the consolidated results of its operations and its consolidated cash flows for the years ended September 30, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Revenue recognition

As described in Notes 2 and 13 to the consolidated financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), since October 1, 2019, the revenue of the Company is mainly comprising income from freight forwarding and ancillary logistics services. In 2021, the recognized revenue of the Company was USD84,540,644; in 2020, the recognized revenue of the Company was USD44,015,232.

We have identified revenue recognition in respect of freight forwarding and ancillary logistics services to be audit focus areas as we considered the high volume of transactions to be higher risk of material misstatements. Revenue is also one of the key performance indicators of the Company, and the accuracy of the revenue recognition has material impacts on the financial statements and various financial indicators of the Company.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures mainly included: (i) we obtained an understanding of processes and internal controls over the timing and amount of revenue recognition; performed testing on the design and execution effectiveness of key internal controls; (ii) we have tested the non-automated controls over completeness and measurement of revenue recognized; (iii) we went through selected sales contracts entered with customers to identify each performance obligation, and evaluated whether revenue recognition met the requirements of the Accounting Standards Codification (ASC) Topic 606; (iv) we tested samples of revenue transactions to the supporting documents issued such as invoices, bills of lading and evidence on delivery of services; and (v) we tested samples of sales transactions close to the year end, to establish whether the revenue were recorded in the correct accounting period.

Allowance for current expected credit losses (“CECL”) on accounts receivable

As described in Notes 2 and 3 to the consolidated financial statements, the Company adopted ASU 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since October 1, 2019, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Company have estimated an allowance accrued for CECL of USD1,143,638 and USD2,246,362 as of September 30, 2021 and 2020, on accounts receivables, based on the credit risk of the respective receivables. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on the historical experience, current conditions, and reasonable and supportable forecasts.

F-3

We have identified allowance for CECL on accounts receivable as a critical audit matter due to the involvement of subjective judgment and management estimates in evaluating the CECL of these receivable items, and the significance to the Company’s consolidated financial position.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model, by reviewing the valuation report and the calculation schedules prepared by the management and third party valuation specialists; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis; (iv) independently evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Company’s assessment on significant factors, and the basis of estimated loss rates applied with reference to historical default rates and forward-looking information; (v) sending confirmations to debtors to confirm the accuracy of the basic information and terms of the loan receivables; (vi) performing credit review with both individual and corporation borrowers of significant loan receivables, to assess the borrowers’ capability and willing to repay the debt; and (vii) evaluating the competence, capabilities and objectivity of the professionals engaged by the Company.

Amount due from a director

As described in Notes 2 and 11 to the consolidated financial statements, the Company has amount due from a director USD9,591,631 and USD3,429,200 as of September 30, 2021 and 2020.

Section 402 of the Sarbanes-Oxley Act of 2002 was enacted to prohibit publicly- traded companies from providing personal loans to directors and executive officers. The Company yet to fall within the definition of “Issuer” at this time so it is not in violation of any provision of the Sarbanes Oxley Act — and the would be no basis for referencing a violation of the Sarbanes Oxley Act in either the Registration Statement or in the Financial Statement. Nonetheless, the management and its directors have been brought attention to and agreed to put through remedial action to prospectively resolve the amount due from director. As of the date of this report, the management and its directors are in the process of enhancing the internal control and processes so as to ensure compliance to Section 402 subsequent to registration. Therefore, we identified it as a critical audit matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures mainly included: (i) we have obtained an understanding of management’s impairment assessment of amount due from a director; (ii) we also accessed the recoverability of the amount due from a director and reviewed the resolutions approved by the board of directors in relation to the remedial action taken to prospectively resolve the amount due from a director; (iii) We performed detailed tests to review the existence, accuracy and valuation of the amount due from a director; and (iv) we have also evaluated the adequacy and appropriateness of the disclosures made in the financial statements.

/s/ JP Centurion & Partners PLT

We have served as the Company’s auditor since 2022.

JP Centurion & Partners PLT (PCAOB: 6723)
Kuala Lumpur, Malaysia
June 29, 2022

F-4

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2021	2020
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	2,878,255	3,737,770
Accounts receivables, net	16,418,874	7,354,286
Prepayment, deposit and other receivables	625,724	187,376
Amount due from a related party	9,591,631	3,429,200
Total current assets	29,514,484	14,708,632
Goodwill	280,091	-
Lease assets	641,540	406,410
Equipment, net	124,993	74,230
TOTAL ASSETS	30,561,108	15,189,272

Current liabilities:
Accounts payables	8,845,135	4,657,968
Other payables and accrued liabilities	2,706,637	719,467
Lease liabilities	533,791	220,582
Short term bank borrowings	2,312,168	417,559
Total current liabilities	14,397,731	6,015,576
Long term bank borrowings	617,628	-
Non-current lease liabilities	107,749	185,828
Deferred tax liabilities	826	830
TOTAL LIABILITIES	15,123,934	6,202,234

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary shares, US$0.0001par value; 303,000,000 shares authorize, 15,000,000 shares issued and outstanding as of September 30, 2020 and 2021*	1,500	1,500
Additional paid-in capital	48,227	48,227
Accumulated other comprehensive income	507,240	32,561
Statutory reserve	555,709	532,746
Retained earnings	14,115,419	8,372,004
Total shareholders’ equity	15,228,095	8,987,038
Noncontrolling interests	209,079	-
TOTAL EQUITY	15,437,174	8,987,038
TOTAL LIABILITIES AND EQUITY	30,561,108	15,189,272

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-5

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended September 30,
	2021	2020
	US$	US$
REVENUE	84,540,644	44,015,232

COST AND EXPENSES
Cost of revenue	(74,861,348)	(38,232,061)
General and administrative expense	(3,270,316)	(2,437,749)
Total cost and expenses	(78,131,664)	(40,669,810)

INCOME FROM OPERATION	6,408,980	3,345,422

OTHER INCOME AND EXPENSES
Other income and gain, net	1,055,823	(1,265,289)
Interest expense	(47,853)	(17,929)

INCOME BEFORE INCOME TAX	7,416,950	2,062,204

Provision of income tax	(1,568,465)	(508,125)

NET INCOME	5,848,485	1,554,079

OTHER COMPREHENSIVE INCOME
Foreign currency translation	474,679	115,217

COMPREHENSIVE INCOME	6,323,164	1,669,296

NET INCOME ATTRIBUTABLE TO:
Owner of the Company	5,817,759	1,554,079
Minority shareholder	30,726	-
	5,848,485	1,554,079

Weighted average number of shares used in computation	15,000,000	15,000,000

Basic and diluted*

EARNINGS PER SHARES - BASIC AND DILUTED*	38.79 cents	10.36 cents

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-6

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Shares*	Amount	Additional paid in capital	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total shareholder equity	Noncontrolling interests	Total
		USD	USD	USD	USD	USD	USD	USD	USD

As of October 1, 2019	15,000,000	1,500	48,227	(82,656)	470,169	6,880,502	7,317,742	-	7,317,742

Net income for the year	-	-	-	-	-	1,554,079	1,554,079	-	1,554,079
Appropriation to statutory reserve	-	-	-	-	62,577	(62,577)	-	-	-
Foreign currency translation	-	-	-	115,217	-		115,217	-	115,217

As of September 30, 2020	15,000,000	1,500	48,227	32,561	532,746	8,372,004	8,987,038	-	8,987,038

Net income for the year	-	-	-	-	-	5,817,759	5,817,759	30,726	5,848,485
Acquisition of subsidiary	-	-	-	-	-	-	-	178,353	178,353
Dividend declared	-	-	-	-	-	(51,381)	(51,381)	-	(51,381)
Appropriation to statutory reserve	-	-	-	-	22,963	(22,963)	-	-	-
Foreign currency translation	-	-	-	474,679	-	-	474,679	-	474,679

As of September 30, 2021	15,000,000	1,500	48,227	507,240	555,709	14,115,419	15,228,095	209,079	15,437,174

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-7

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the year ended September 30,
	2021	2020
	USD	USD
Cash flows from operating activities

Net income	5,848,485	1,554,079

Adjustment to reconcile net income to net cash provided by operating activities

Gain loss on disposals of equipment	195	332
Provision of doubtful accounts	(1,095,537)	1,110,653
Depreciation of property and equipment	37,595	36,009

Change in operating assets and liabilities

Accounts receivable	(7,808,623)	(3,588,239)
Prepayment, deposit and other receivables	(94,828)	341,283
Account payables	4,490,536	1,362,044
Other payables and accrued liabilities	1,712,407	428,953
Net cash provided by operating activities	3,090,230	1,245,114

Cash flow from investing activities
Purchase of equipment	(48,319)	(6,735)
Acquisition of subsidiary	(161,686)	-
Net cash used in investing activities	(210,005)	(6,735)

Cash flow from financing activities
Proceed from bank borrowing	2,545,595	416,324
Repayment to bank borrowing	(24,707)	-
Amount advanced to a related party	(7,411,590)	(226,194)
Amount advanced from a related party	1,217,067	425,209
Dividend paid	(51,520)	-
Net cash (used in) provided by financing activities	(3,725,155)	615,339

NET CASH FLOW	(844,930)	1,853,718
Effect of exchange rate change on cash	(14,585)	26,736
Cash at the beginning of the year	3,737,770	1,857,316
Cash at the end of the year	2,878,255	3,737,770

Supplemental disclosure of cash flow information:

Payment of income tax

Income tax paid was USD 48,555 and USD 643,060 for the years ended September 30, 2021 and 2020, respectively.

Payment of interest

Interest paid was USD 47,853 and USD 17,929 for the years ended September 30, 2021 and 2020, respectively.

Business combinations

Year ended September 30, 2021
USD
Cash paid for business combination	(199,737)
Cash acquired in business combination	38,051
(161,686)

F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Nature of business and organization

CGL Logistics Holdings Limited and its subsidiaries (collectively referred as “CGL Group”) primarily engaged in the provision of freight forwarding and ancillary logistics services.

CGL Logistics Holdings Limited is an investment holding company incorporated in Cayman Island on 3 March 2022. The Company has no substantive operations other than holding the equity interest in CGL Holding Limited and China Global Lines Holdings Limited.

Reorganization

Reorganization structure of the Group was completed on June 9, 2022. The reorganization involved the incorporation of the Company and the transfer of all equity ownership of CGL Holding Limited and China Global Lines Holding Limited from the former shareholder. After the reorganization, the controlling shareholder of the Company is the same as for CGL Holding Limited and China Global Lines Holding Limited.

Since the Company and its subsidiaries are effectively controlled by the same shareholder before and after the reorganization, they are considered under common control. The combination of the Company and its subsidiaries are prepared on the basis as if the aforementioned reorganization has been effective as of the beginning of the first period presented in the consolidated financial statements.

Note 2 Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“USGAAP”).

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated between the Company and its subsidiaries upon combination.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors

F-9

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of September 30, 2021	Effective ownership as of September 30, 2020
CGL Holding Limited	BVI	November 19, 2008	Investment holding	100%	100%
China Global Lines Holding Limited	BVI	November 16, 2016	Investment holding	100%	100%
CGL Flying Fish Logistics (Shanghai) Limited (“CGLSH”)	PRC	November 30, 2004	Provision of freight forwarding and ancillary logistics services, situated in PRC	100%	100%
China Global Lines Limited	HK	October 24, 1996	Provision of freight forwarding and ancillary logistics services, situated in HK	100%	100%
CGL Flying Fish Logistics (Beijing) Limited	PRC	September 8, 2021	Provision of freight forwarding and ancillary logistics services, situated in PRC	100%	-
Trillion Power Logistic Limited	HK	March 6, 2019	Provision of warehouse management and ancillary logistics services, situated in HK	51%	-

All ownership of the entities comprising the Group reflected above are held by direct equity interests and there is no contractual arrangement, i.e. variable interest entity arrangement comprising the Group.

Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i)the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Covid-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “Covid-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the Covid-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the Covid-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the Covid-19 outbreak, including the BA-5 variant, and the global responses to curb its spread, we are not able to estimate the effects of the Covid-19 outbreak on our results of operations, financial condition, or liquidity for the year ended September 30, 2021.

F-10

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of income and comprehensive income.

The functional currency of CGL Logistics Holdings Limited is U.S. dollar. The functional currency of CGL is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in the PRC use the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiaries using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.7849 and 7.7498 as of September 30, 2021 and 2020, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.7640 and 7.7728 for the years ended September 30, 2021 and 2020, respectively.

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.4950 and 6.9170 as of September 30, 2021 and 2020, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 6.5304 and 7.0158 for the years ended September 30, 2021 and 2020, respectively.

Cash

Cash comprises of cash at banks and on hand. As of September 30, 2021 and 2020, the Company did not have any cash equivalents. Cash was held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk

F-11

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Prepayments and deposits

Prepayments are cash deposited or advanced to suppliers for purchasing goods or services that have not been received or provided and deposits made to the Company’s customers and landlord. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Other receivables

Other receivables primarily include short-term interest-free advances made to third parties, rental receivables. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification:	Estimated useful life
Leasehold improvement	5 years
Computer and office equipment	3-5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee, and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

F-12

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the Covid-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

Bank borrowings

Bank borrowings are recognized initially at fair value, net of incidental fees. Incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

Long-lived assets, including goodwill and property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 2021 and 2020, no impairment of long-lived assets was recognized.

F-13

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at September 30, 2021 and 2020, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the years ended September 30, 2021 and 2020 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are mainly generated from provision of logistic arrangement services.

For each trip, the Company has a single performance obligation to transport its customer’s freight from the specified origin to a specified destination. Therefore, management considers that the recognition of revenue over time is not applicable to its operation as customers do not receive or consume the benefit as the Group performs. The distance traveled during transportation will not add value to the customers.

Management has determined that revenue recognition is satisfied at a point of time and the revenue recognition is based on the expected time of arrival (“ETA”) for the importing job and expected time for departure (“ETD”) for the exporting job provides a reasonable estimate of the provision of services to its customers.

For exporting services, the house bill of lading is issued by the Company. This is a document between the respective Operating Subsidiary and customers indicating that the goods are transferred from the customers to the Operating Subsidiary. The master bill of lading is issued by the carrier (shipping / flight companies). The master bill of lading is the document indicating the goods were transferred from the Operating Subsidiary to the carrier. Thus, once the goods are received by the carrier and in the event of any damage or loss of goods during the transportation, the carrier will be required to bear the liability of those damages or loss of goods. And thus, the customers at the end destination would pick up the goods from the carrier with both the house bill of lading and the master bill of lading. The Group passes both the house bill of lading and the master bill of lading to the customers on the ETD of the exporting job, and thus determines that the control of promised goods is passed to the customers on the ETD.

For importing services, the Group receives the master bill of lading issued by the carrier, which indicates that the carrier recognizes the title of the goods as belonging to the Group. The customers keep the house bill of lading issued by the exporting party at the departing port. The Group works with the carriers to prepare a delivery order issued by the carrier, which the customers will use to pick up the goods from the carrier with both the delivery order and house bill of lading. The control of goods are passed from the Group to the customers when the Group passes the delivery order to the customers. Therefore, the Group adopts the ETA date as the timing for the recognition of the revenue for the importing job.

The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Interest income from banks is recognized when received.

Cost of revenue

The cost of revenue primarily consists of the air freight, shipment costs and the trucking expense between the air flight / ships and the specified destination.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were US$195,736 and US$122,428 for the years ended September 30, 2021 and 2020, respectively.

F-14

Value added taxes

The Hong Kong operations are not subject to the value added tax.

For the PRC operations, the application VAT tax rate for the international transportation service income is 0%. The applicable VAT for the non- international transportation services is 0%. The total revenue arising from non-international transportation service subject to the VAT was USD 1,275,667 and USD 366,983 for the year ended September 30, 2021 and 2020, respectively.

Revenues are presented net of applicable VAT.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the owners of the Company divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2021 and 2020, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

F-15

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment Reporting

The Company’s chief operating decision maker (“CODM”) reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has two reportable segments, being the Hong Kong segment and the PRC segment.

For the year ended September 30, 2021	HK Segment	PRC Segment	Total
Revenue	42,865,535	41,675,109	84,540,644
Net income	2,995,560	2,852,925	5,848,485
Total Asset	21,822,002	8,739,106	30,561,108
Net Asset	13,304,638	2,132,536	15,437,174

For the year ended September 30, 2020	HK Segment	PRC Segment	Total
Revenue	26,463,624	17,551,608	44,015,232
Net income	270,000	1,284,079	1,554,079
Total Asset	10,354,412	4,834,860	15,189,272
Net Asset	6,644,074	2,342,964	8,987,038

Recent issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

F-16

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending September 30, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

Concentrations of Risks

(a) Foreign currency risk

A majority of the Group’s revenue and expense transactions are denominated in functional currency of its subsidiaries.

For the Hong Kong operation, as the HK dollar is pegged to the USD since 1983, and since May 2005, the USD 1 is within the range of HKD 7.75 to HKD 7.85. The management considered that the foreign currency risk for Hong Kong dollar is limited under the pegging arrangement.

For the PRC operations, the RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in U.S. dollar financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

F-17

(b) Concentration of Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of September 30, 2021 and 2020 substantially all of the Company’s cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c) Customer concentration risk

For the year ended September 30, 2021, two customers accounted for 7.1% and 5.5% of the Group’s total revenues. For the year ended September 30, 2020, two customers accounted for 11.7% and 9.0% of the Company’s total revenues. No other customer accounts for more than 5% of the Company’s revenue for the years ended September 2021 and 2020, respectively.

As of September 30, 2021, four customers accounted for 17.6%, 9.1%, 5.6% and 5.3% of the total balance of accounts receivable. As of September 30, 2020, two customers accounted for 13.6% and 10.0% of the total balance of accounts receivable. No other customer accounts for more than 5% of the Company’s accounts receivable as of September 30, 2021 and 2020, respectively.

(d) Vendor concentration risk

For the year ended September 30, 2021, one vendor accounted for 5.4% of the Company’s total cost of sales. For the year ended September 30, 2020, tone suppliers accounted for 12.7%, 8.1% and 5.8% of the Company’s total cost of sales. No other vendors account for more than 5% of the Company’s total cost of sales for the years ended September 30, 2021 and 2020, respectively.

As of September 30, 2021, two vendors accounted for 7.5% and 6.2% of the total balance of accounts payable. As of September 30, 2020, three vendors accounted for 18.7%, 14.0% and 5.8% of the total balance of accounts payable. No other vendors account for more than 5% of the Company’s accounts payable as of September 30, 2021 and 2020, respectively

Note 3 Accounts receivable, net

Accounts receivable, net consist of the following:

	September 30, 2021	September 30, 2020
	USD	USD
Accounts receivable	17,562,511	9,600,648
Allowance for doubtful accounts	(1,143,637)	(2,246,362)
Total accounts receivable, net	16,418,874	7,354,286

Movements of allowance for doubtful accounts are as follows:

Beginning balance	2,246,362	1,119,612
(Reversal of) Provision	(1,095,537)	1,110,653
Exchange rate effect	(7,188)	16,097
Ending balance	1,143,637	2,246,362

F-18

Note 4 Prepayment, deposit and other receivables

Prepayment, deposit and other receivables consist of the following:

	September 30, 2021	September 30, 2020
	USD	USD
Rental deposit	99,821	18,981
Prepayment	413,333	6,556
Income tax recoverable	-	150,842
Other receivables	112,570	10,997
	625,724	187,376

Note 5 Goodwill

Goodwill arising on an acquisition of business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGUs”) (or groups of CGUs) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A CGU (or group of CGUs) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the CGU (or group of CGUs) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of CGUs).

The goodwill as at September 30, 2021 is resulted from the acquisition of Trillion Power Logistic Limited during the year ended September 30, 2021. Trillion Power Logistic Limited is engaged in the provision of freight forwarding and ancillary logistics services in Hong Kong. The goodwill of the Group is allocated to the Hong Kong segment of business operations of the Group and there is no change in allocation of goodwill by reporting segment throughout the years presented.

Note 6 Acquisition of Trillion Power Logistic Limited

In July 2021, the Group acquired a 51% equity interest in Trillion Power Logistic Limited (“TPL”) and TPL become an indirect subsidiary of the Group. The allocation of the purchase price as of the date of the acquisition is summarized as follows:

Amount (USD)
Net assets acquired (i)	130,378
Goodwill	280,091
Noncontrolling interest (ii)	(178,353)
232,116

Amount (USD)
Total purchase price is comprised of:
cash consideration	199,201
contingent consideration	32,915
232,116

(i)	Net assets acquired primarily included trade and other receivables of USD 232,545 as at the date of acquisition.

(ii)	Fair value of the noncontrolling interest was estimated with reference to the net asset value of the Trillion Power Logistic Limited and applying a minority discount of 20%.

F-19

Note 7 Property and equipment, net

	September 30, 2021	September 30, 2020
	USD	USD
Leasehold improvement	68,651	68,962
Computer and office equipment	558,143	501,331
Motor vehicle	26,635	-
Sub-total	653,429	570,293
Less: accumulated depreciation	(528,436)	(496,063)
property and equipment	124,993	74,230

Depreciation expenses recognized for the year ended September 30, 2021 and 2020 were USD 37,595 and USD 36,009, respectively.

Note 8 Other payables and accrued liabilities

Prepayment, deposit and other receivables consist of the following:

	September 30, 2021	September 30, 2020
	USD	USD
Deferred consideration for the acquisition of TPL	32,915	-
Accrued salary	94,781	168,571
Amount due to noncontrolling interests*	176,688	-
Receipt in advance	689,134	340,691
Income tax payable	1,510,977	143,717
Other payables	202,142	66,488
	2,706,637	719,467

*The amounts due to noncontrolling interest are unsecured, non-interest bearing and repayable on demand.

Note 9 Credit facilities

Bank borrowings

Summary of outstanding bank borrowings as of September 30, 2021 and 2020 consisted of the following:

Bank Name	Drawdown Date	Due Date	Interest rate	Guarantee	Date of paid off	September 30, 2021	September 30, 2020
Bank of China*	June 3, 2020	June 2, 2023	2.5% below Prime rate	Guarantee by Mr. Lee Fook Chuen Byron	-	391,036	417,559
Bank of China**	December 1, 2020	November 30, 2025	2.5% below Prime rate	Guarantee by Mr. Lee Fook Chuen Byron	-	226,592	-
Bank of China***	March 31, 2021	March 31, 2022	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	February 4, 2022	1,027,632	-
Bank of China***	July 19, 2021	July 19, 2022	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	February 16, 2022	256,904	-
Nanyang Commercial Bank****	August 13, 2021	November 11, 2021	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	October 12, 2021	1,027,632	-

* This is a term loan agreement up to HKD 3,236,000. The Company utilized HKD 3,236,000 since June 3, 2020. The Company recognized this loan as long-term bank borrowings in its consolidated financial statements.

**This is a term loan agreement up to HKD 1,764,000. The Company utilized HKD 1,764,000 since December 1, 2020. The Company recognized this loan as long-term bank borrowings in its consolidated financial statements

***This is a revolving loan agreement up to HKD 10,000,000. The Company drewdown HKD 8,000,000 and HKD 2,000,000 on March 31, 2021 and July 19, 2021, respectively. Subsequently, the Company repaid HKD 3,000,000 on November 2, 2021 and drewdown HKD 3,000,000 on January 5, 2022, and repaid HKD 5,000,000 and HKD 2,000,000 on February 4, 2022 and February 16, 2022, respectively. The Company recognized this loan as short-term bank borrowings in its consolidated financial statements.

****This is a revolving loan agreement up to HKD 8,000,000. The Company drewdown HKD 80,000,000 on August 13, 2021 and subsequently repaid the entire amounts on November 11, 2021. The Company recognized this loan as short-term bank borrowings in its consolidated financial statements.

Interest expense incurred from the bank borrowing were USD 35,020 and USD 2,886 for the year ended September 30, 2021 and 2020, respectively, the interest expense represents the weighted average rate of 2.8% and 2.1% for the year ended September 30, 2021 and 2020, respectively

F-20

Note 10 Leases

The Company entered into leases for offices space located in HK and all PRC offices, including Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen, and a warehouse located Hong Kong.

As of September 30, 2021 and 2020, the Company’s operating lease has an average remaining lease term of 1.4 year and 1.5 years, respectively. As of the same date, the Company’s operating leases had a weighted average discount rate of 3% and 3%, respectively. Future lease payments as of September 30, 2021 are as follows:

12 month ending September 30	USD
2022	539,991
2023	97,346
2024	46,984
Future minimum operating lease payment	684,321
Less: imputed interest	(42,781)
Total operating lease liability	641,540

The depreciation of lease assets of the Company for the years ended September 30, 2021 and 2020 were USD 337,885 and USD 255,897, respectively. The finance cost recognized in relation to the leases for the years ended September 30, 2021 and 2020 were USD 12,833 and USD 15,043, respectively.

Note 11 Related party balances and transactions

Related party balances

The amount due from related parties consists of the followings:

Name	Relationship	Nature	September 30, 2021 (USD)	September 30, 2020 (USD)
Mr. Lee Fook Chuen Byron	Sole shareholder	Advanced to shareholder, interest free	9,591,631	3,429,200

The above amount is unsecured, non-interest bearing and repayable on demand. The amount was off-set by the special dividend declared to the Company’s sole shareholder, Fook Star, of which Mr. Lee Fook Chuen, Byron is the sole shareholder on record, on June 23, 2022.

Related party transaction (Guarantee)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 8 for the detail of each guarantee made by the related parties to the Company as of September 30, 2021 and 2020.

The Company provided a guarantee to a company wholly owned by Mr. Byron Lee Fook Chuen in relation to a bank borrowing. The bank loan was fully settled on June 23, 2022.

Related party transaction

With the exception of the guarantee made by the related parties to the Company and the guarantee provided by the Company to a related party as disclosed above, the Company entered into the rental agreements with the related parties for the offices premise situated in Hong Kong and PRC, as followings:

Office premise	Relationship with the lessor	Rental expenses for the year ended September 30, 2021 (USD)	Rental expenses for the year ended September 30, 2020 (USD)
Guangzhou	Lessor is a company owned by Mr. Lee, sole shareholder	16,429	16,928
Ningbo	Lessor is Mr. Lee, sole shareholder	6,857	25,244
Qingdao	Lessor is Mr. Lee, sole shareholder	19,301	17,436
Shanghai	Lessor is a company owned by Mr. Lee, sole shareholder	51,970	56,716
Shenzhen	Lessor is Mr. Lee, and his spouse	62,450	65,508
Xiamen	Lessor is a company owned by Mr. Lee, sole shareholder	8,419	7,605
Hong Kong	Lessor is a company owned by Mr. Lee, sole shareholder	67,890	65,812
		233,316	255,249

The related party transactions are determined on an arm-length basis by reference to the market price of the comparable office premises.

F-21

Note 12 Employee benefits government plan

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Note 13 Revenue

Revenues by geographic locations are as follows:

	For the year ended September 30,
	2021	2020
Hong Kong	42,865,535	26,463,624
Beijing	235,668	-
Guangzhou	1,896,316	1,426,255
Ningbo	8,912,090	3,847,543
Qingdao	2,033,611	602,990
Shanghai	16,007,909	5,029,572
Shenzhen	11,207,900	6,213,194
Xiamen	1,381,615	432,054
	84,540,644	44,015,232

Revenues by type are as follows:

	For the year ended September 30,
	2021	2020
Air freight	12,005,579	20,455,116
Sea freight	66,507,517	20,060,114
Rail freight	1,027,388	277,848
Ancillary services	5,000,160	3,222,154
	84,540,644	44,015,232

Note 14 Income taxes

	For the year ended September 30
	2021	2020
	USD	USD
Income before income tax	7,416,950	2,062,204
Income tax computed at statutory tax rate of 16.5%	1,223,797	340,264
Effect of different tax rates available to different jurisdictions	323,878	146,064
Non-deductible expenses and non-taxable income, net	4,219	21,644
Effect of tax loss not recognized	16,571	153
Income tax expense	1,568,465	508,125

F-22

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

CGL Holding limited and China Global Lines Holding Limited are incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

CGL is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for the first HK$ 2 million assessable profits and 16.5% for the assessable profits over the first HK$ 2 million.

PRC

The Company’s’ PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Note 15 Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on 3 March 2022. The authorized number of ordinary shares was 303,000,000 shares with a par value of USD 0.0001 per ordinary share.

For the purpose of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

F-23

Note 16 Commitments and Contingencies

Lease Commitments

The Company entered into leases for offices space located in HK and all PRC offices, including Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen, and a warehouse located Hong Kong. The Company’s commitments for minimum lease payment under these operating leases as of September 30, 2021 is disclosed in Note 10 - lease.

Guarantee provided

The Company provided a guarantee to a bank in relation to a bank loan to a company wholly owned by Mr. Lee Fook Chuen, Byron. The bank loan was fully settled on June 23, 2022

Note 17 Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to US$55,709 as of September 30, 2021. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Note 18 Subsequent Event

The amount due from a director amounted to USD 14,214,127, USD 9,591,631 and USD 3,429,200 as of June 23, 2022, September 30, 2021 and September 30, 2020, respectively. This amount represents the amount due from Mr. Lee Fook Chuen, Byron.

On June 23, 2022, the Company declared a special dividend to Mr. Lee Fook Chuen, Byron of USD 14,214,127 to offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. This is a non-adjusting subsequent event and non-cash in nature.

F-24

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

Six Months Ended March 31, 2022 and 2021

CONSOLIDATED BALANCE SHEETS

	As at March 31, 2022 (Unaudited)	As of September 30, 2021 (Audited)
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	4,140,419	2,878,255
Accounts receivables, net	7,158,346	16,418,874
Prepayment, deposit and other receivables	637,902	625,724
Amount due from a director	11,740,144	9,591,631
Total current assets	23,676,811	29,514,484
Goodwill	278,581	280,091
Lease assets	322,253	641,540
Property and equipment, net	112,283	124,993
TOTAL ASSETS	24,389,928	30,561,108

Current liabilities:
Accounts payables	3,877,195	8,845,135
Other payables and accrued liabilities	2,531,018	2,706,637
Lease liabilities	266,444	533,791
Short term bank borrowings	383,284	2,312,168
Total current liabilities	7,057,941	14,397,731
Long term bank borrowings	551,299	617,628
Non-current lease liabilities	55,808	107,749
Deferred tax liabilities	822	826
TOTAL LIABILITIES	7,665,870	15,123,934

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary shares, US$0.0001par value; 303,000,000 shares authorize, 15,000,000 shares issued and outstanding as of September 30, 2020 and 2021*	1,500	1,500
Additional paid-in capital	48,227	48,227
Accumulated other comprehensive income	796,322	507,240
Statutory reserve	577,911	555,709
Retained earnings	15,126,122	14,115,419
Total shareholders’ equity	16,550,082	15,228,095
Noncontrolling interests	173,976	209,079
TOTAL EQUITY	16,724,058	15,437,174
TOTAL LIABILITIES AND EQUITY	24,389,928	30,561,108

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-25

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2022	2021
	USD	USD
REVENUE	45,046,692	28,583,464

COST AND EXPENSES
Cost of revenue	(39,990,552)	(25,317,700)
Listing expense	(389,009)	-
General and administrative expense	(2,307,459)	(1,536,307)
Total cost and expenses	(42,687,020)	(26,854,007))

INCOME FROM OPERATION	2,359,672	1,729,457

OTHER INCOME AND EXPENSES
Other income and gain, net	(765,380)	998,919
Interest expense	(28,053)	(16,404)

INCOME BEFORE INCOME TAX	1,566,239	2,711,972

Provision of income tax	(568,437)	(528,746)

NET INCOME	997,802	2,183,226

OTHER COMPREHENSIVE INCOME
Foreign currency translation	289,082	481,408

COMPREHENSIVE INCOME	1,286,884	2,664,634

NET INCOME ATTRIBUTABLE TO:
Ordinary shareholders	1,032,905	2,183,226
Noncontrolling interest	(35,103)	-
	997,802	2,183,226

Weighted average share used in computation	15,000,000	15,000,000

Basic and diluted*

EARNINGS PER SHARES - BASIC AND DILUTED*	6.89 cents	14.55 cents

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-26

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	No. of Shares*	Amount	Additional paid in capital	Accumulated other comprehensive income	Statutory reserve	Retained earnings	Total shareholder equity	Noncontrolling interests	Total
		USD	USD	USD	USD	USD	USD	USD	USD

As at September 30, 2020	15,000,000	1,500	48,227	32,561	532,746	8,372,004	8,987,038	-	8,987,038

Net income for the period	-	-	-	-	-	2,183,226	2,183,226	-	2,183,226
Dividend paid to shareholder	-	-	-	-	-	(51,381)	(51,381)	-	(51,381)
Appropriation to statutory reserve	-	-	-	-	(12,692)	12,692	-	-	-
Foreign currency translation	-	-	-	481,408	-	-	481,408	-	481,408

As at March 31, 2021	15,000,000	1,500	48,227	513,969	520,054	10,516,541	11,600,291	-	11,600,291

As at September 30, 2021	15,000,000	1,500	48,227	507,240	555,709	14,115,419	15,228,095	209,079	15,437,174
Net income for the period	-	-	-	-	-	1,032,905	1,032,905	(35,103)	997,802
Appropriation to statutory reserve	-	-	-	-	22,202	(22,202)	-	-	-
Foreign currency translation	-	-	-	289,082	-	-	289,082	-	289,082

As at March 31, 2022	15,000,000	1,500	48,227	796,322	577,911	15,126,122	16,550,082	173,976	16,724,058

* In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

F-27

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

	For the six months period ended March 31,
	2022	2021
	USD	USD
Cash flows from operating activities

Net income	997,802	2,183,226

Adjustment to reconcile net income to net cash provided by operating activities
Loss on disposal of equipment	14,887	-
Provision of (reversal of) doubtful accounts	785,816	(1,072,024)
Depreciation of property and equipment	32,075	17,906

Change in operating assets and liabilities
Accounts receivable	8,508,437	1,675,310
Prepayment, deposit and other receivables	(12,265)	(354,865)
Account payables	(4,657,641)	(908,216)
Other payables and accrued liabilities	(161,579)	259,063
Net cash provided by operating activities	5,507,532	1,800,400

Cash flow from investing activities
Purchase of equipment	(31,456)	(32,841)
Net cash used in investing activities	(31,456)	(32,841)

Cash flow from financing activities
Proceed from bank borrowing	384,601	1,258,848
Repayment to bank borrowing	(2,370,819)	-
Amount advanced to a related party	(6,407,237)	(4,147,218)
Amount advanced from a related party	4,199,451	831,493
Dividend paid	-	(51,571)
Net cash used in financing activities	(4,194,004)	(2,108,448)

NET CASH FLOW	1,282,072	(340,889)
Effect of exchange rate change on cash	(19,908)	(11,380)
Cash at the beginning of the period	2,878,255	3,737,770
Cash at the end of the period	4,140,419	3,385,501

Supplemental disclosure of cash flow information:

Payment of income tax

Income tax paid was USD 248,277 and USD 21,270 for the six months ended March 31, 2022 and 2021, respectively.

Payment of interest

Interest paid was USD 28,053 and USD 16,404 for the six months ended March 31, 2022 and 2021, respectively.

F-28

CGL LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Nature of business and organization

CGL Logistics Holdings Limited and its subsidiaries (collectively referred as “CGL Group”) are primarily engaged in the provision of freight forwarding and ancillary logistics services.

CGL Logistics Holdings Limited is an investment holding company incorporated in Cayman Island on March 3, 2022. The Company has no substantive operations other than holding the equity interest in CGL Holding Limited and China Global Lines Holdings Limited.

Reorganization

Reorganization structure of the Group was completed on June 9, 2022. The reorganization involved the incorporation of the Company and the transfer of all equity ownership of CGL Holding Limited and China Global Lines Holding Limited from the former shareholder. After the reorganization, the controlling shareholder of the Company is same as for CGL Holding Limited and China Global Lines Holding Limited.

Since the Company and its subsidiaries are effectively controlled by the same shareholder before and after the reorganization, they are considered under common control. The combination of the Company and its subsidiaries are prepared on the basis as if the aforementioned reorganization has been effective as of the beginning of the first period presented in the consolidated financial statements.

Note 2 Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“USGAAP”).

Principle of combination

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated between the Company and its subsidiaries upon combination.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31, 2022	Effective ownership as of September 30, 2021
CGL Holding Limited	BVI	November 19, 2008	Investment holding	100%	100%
China Global Lines Holding Limited	BVI	November 16, 2016	Investment holding	100%	100%
CGL Flying Fish Logistics (Shanghai) Limited (“CGLSH”)	PRC	November 30, 2004	Provision of freight forwarding and ancillary logistics services, situated in PRC	100%	100%
China Global Lines Limited	HK	October 24, 1996	Provision of freight forwarding and ancillary logistics services, situated in HK	100%	100%
CGL Flying Fish Logistics (Beijing) Limited	PRC	September 8, 2021	Provision of freight forwarding and ancillary logistics services, situated in PRC	100%	100%
Trillion Power Logistic Limited	HK	March 6, 2019	Provision of warehouse management and ancillary logistics services, situated in HK	51%	51%

F-29

All ownership of the entities comprising the Group as set out in the above table are held by direct equity interests and there is no contractual arrangement i.e. variable interest entity arrangement comprising the Group.

Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i)the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

Covid-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “Covid-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the Covid-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the Covid-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the Covid-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the Covid-19 outbreak, including the Ba-5 variant, on our results of operations, financial condition, or liquidity for the six months ended March 31 2022 and 2021.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of income and comprehensive income.

F-30

The functional currency of CGL Logistics Holdings Limited is U.S. dollar. The functional currency of CGL is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC uses the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting these financial statements of subsidiaries using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8271 and 7.7752 as of March 31, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8003 and 7.7563 for the six months period ended March 31, 2022 and 2021, respectively.

For the purpose of presenting these financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.3563 and 6.4815 as of March 31, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 6.3937 and 6.5837 for the six months period ended March 31, 2022 and 2021, respectively.

Cash

Cash comprises of cash at banks and on hand. As of March 31, 2022 and 2021, the Company did not have any cash equivalents. Cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk

Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Prepayments and deposits

Prepayments are cash deposited or advanced to suppliers for purchasing goods or services that have not been received or provided and deposits made to the Company’s customers and landlord. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

F-31

Other receivables

Other receivables primarily include short-term interest-free advances made to third parties, rental receivables. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification:	Estimated useful life
Leasehold improvement	5 years
Computer and office equipment	3-5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the Covid-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

F-32

Bank borrowings

Bank borrowings are recognized initially at fair value, net of incidental fees. Incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impairment of long-lived assets

Long-lived assets, including goodwill and property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended March 31, 2021 and 2020, no impairment of long-lived assets was recognized.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at September 30, 2021 and 2020, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.”

F-33

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the six months ended March 31, 2022 and 2021 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are mainly generated from provision of logistic arrangement services. For each trip, the Company has a single performance obligation, to transport its customer’s freight from the specified origin to a specified destination.

For each trip, the Company has a single performance obligation, to transport its customer’s freight from the specified origin to a specified destination, and so the management consider that the recognition of revenue over time is not applicable to its operation as customers do not receive or consume the benefit as the Group performs, the distance travelled in mid of the transportation will not add value to the customers.

The management have determined that revenue recognition is satisfied at a point of time and the revenue recognition is based on the expected time of arrival (“ETA”) for the importing job and expected time for departure (“ETD”) for the exporting job provides a reasonable estimate of the provision of services to its customers.

For exporting services, the house bill of lading is issued by Group. This is a document between the Group and customers indicating that the goods are transferred from the customers to Group. The master bill of lading is issued by the carrier (shipping / flight companies). The master bill of lading is the document indicating the goods were transferred from Group to the carrier. Thus, once the goods are received by the carrier and in case of any damage or loss of goods during the transportation, the carrier will need to bear the liability of those damage or loss of goods. Thus, the customers at the destination would only pick up the goods from the carrier with both the house bill of lading and the master bill of lading. The Group passes both the house bill of lading and the master bill of lading to the customers on the ETD of the exporting job, and thus determines that the control of promised goods is passed to the customers on the ETD.

For importing services, the Group receives the master bill of lading issued by the carrier, which indicates that the carrier recognizes the titleship of the goods as belonging to the Group. The customers keep the house bill of lading issued by the exporting party at the departing port. The Group works with the carriers to prepare a delivery order issued by the carrier, which the customers will be able to pick up the goods from the carrier with both the delivery order and house bill of lading. The control of the goods are subsequently passed from the Group to the customers when the Group passes the delivery order to the customers. The Group adopts the ETA date as the timing for the recognition of the revenue for the importing job.

The Company’s evaluation determined that it is in control of establishing the transaction price, managing all aspects of the shipments process and taking the risk of loss for delivery, collection, and returns. Based on its evaluation of the control model, the Company determined that all of its major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Interest income from banks is recognized when received.

Cost of revenue

The cost of revenue primarily consists of the air freight, shipment costs and the trucking expense between the air flight / ships and the specified destination.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were US$143,539 and US$77,342 for the six months ended March 31, 2022 and 2021, respectively.

Value added taxes

The Hong Kong operations are not subject to the value added tax.

For the PRC operations, the applicable VAT tax rate for the international transportation service income is 0%. The applicable VAT for the non- international transportation services is also 0%. The total revenue arising from non-international transportation service subject to the VAT was USD 193,375 and USD 244,857 for the six months ended March 31, 2022 and 2021 respectively.

Revenues are presented net of applicable VAT.

F-34

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the owners of the Company divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2022 and 2021, there were no dilutive shares.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

F-35

Segment Reporting

The Company’s chief operating decision maker (“CODM”) reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has two reportable segments, being the Hong Kong segment and the PRC segment.

Recent issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending September 30, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending September 30, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

F-36

Concentrations of Risks

(a) Foreign currency risk

A majority of the Group’s revenue and expense transactions are denominated in functional currency of its subsidiaries.

For the Hong Kong operations, as the HK dollar is pegged to the USD since 1983, and since May 2005, the USD 1 is within the range of HKD 7.75 to HKD 7.85. The management considered that the foreign currency risk for Hong Kong dollar is limited under the pegging arrangement.

For the PRC operations, the RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in U.S. dollar financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

(b) Concentration of Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of March 31, 2022 and 2021 substantially all of the Company’s cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c) Customer concentration risk

For the six months period ended March 31, 2022, one customer accounted for 6.1% of the Group’s total revenues. For the six months period ended March 31, 2021, three customers accounted for 14.0%, 9.0% and 5.1% of the Company’s total revenues. No other customer accounts for more than 5% of the Company’s revenue for the six months period ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, four customers accounted for 10.5%, 6.5%, 6.2% and 5.8% of the total balance of accounts receivable. As of September 30, 2021, four customers accounted for 17.6%, 9.1%, 5.6% and 5.3% of the total balance of accounts receivable. No other customer accounts for more than 5% of the Company’s accounts receivable as of March 31, 2022 and September 30, 2021, respectively.

(d) Vendor concentration risk

For the six months period ended March 31, 2022, two vendors accounted for 6.2% and 5.9% of the Company’s total cost of sales. For the six months period ended March 31, 2021, 2 vendors accounted for 7.7% and 7.0% of the Company’s total cost of sales. No other vendors account for more than 5% of the Company’s total cost of sales for the six months period ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, three vendors accounted for 17.9%, 8.7% and 5.1% of the total balance of account payables. As of September 30, 2021, two vendors accounted for 7.5% and 6.2% of the total balance of accounts payable. No other vendors account for more than 5% of the Company’s accounts payable as of March 31, 2022 and September 30, 2021, respectively

F-37

Note 3 Accounts receivable, net

Accounts receivable, net consist of the following:

	March 31, 2022	September 30, 2021
	USD	USD
Accounts receivable	9,078,943	17,562,511
Allowance for doubtful accounts	(1,920,597)	(1,143,637)
Total accounts receivable, net	7,158,346	16,418,874

Movements of allowance for doubtful accounts are as follows:

Beginning balance	1,143,637	2,246,362
Provision (Reversal of provision)	785,816	(1,095,537)
Exchange rate effect	(8,856)	(7,188)
Ending balance	1,920,597	1,143,637

Note 4 Prepayment, deposit and other receivables

Prepayment, deposit and other receivables consist of the following:

	March 31, 2022	September 30, 2021
	USD	USD
Rental deposit	99,092	99,821
Prepayment	185,816	413,333
Other receivables	352,994	112,570
	637,902	625,724

Note 5 Goodwill

Goodwill arising on an acquisition of business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGUs”) (or groups of CGUs) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A CGU (or group of CGUs) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the CGU (or group of CGUs) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of CGUs).

The goodwill is resulted from the acquisition of Trillion Power Logistic Limited during the year ended September 30, 2021. Trillion Power Logistic Limited engaged in the provision of freight forwarding and ancillary logistics services in Hong Kong. The goodwill of the Group is allocated to the Hong Kong segment of the Group and there is no change in allocation of goodwill by reporting segment throughout the periods presented.

F-38

Note 6 Acquisition of Trillion Power Logistic Limited

In July 2021, the Group acquired 51% equity interest in Trillion Power Logistic Limited (“TPL”) and TPL become an indirect subsidiary of the Group. The allocation of the purchase price as of the date of the acquisition is summarized as follows:

Amount (USD)
Net assets acquired (i)	130,378
Goodwill	280,091
Noncontrolling interest (ii)	(178,353)
232,116

Amount (USD)
Total purchase price is comprised of:
cash consideration	199,201
contingent consideration	32,915
232,116

(i)	Net assets acquired primarily included Trade and other receivables of USD 232,545 as at the date of acquisition.

(ii)	Fair value of the noncontrolling interest was estimated with reference to the net asset value of the Trillion Power Logistic Limited and applying a minority discount of 20%.

Note 7 Property and equipment, net

	March 31, 2022	September 30, 2021
	USD	USD
Leasehold improvement	68,281	68,651
Computer and office equipment	399,660	558,143
Motor vehicle	26,491	26,635
Sub-total	494,432	653,429
Less: accumulated depreciation	(382,149)	(528,436)
property and equipment	112,283	124,993

Depreciation expenses recognized for the six months ended March 31, 2022 and 2021 were USD 32,075 and USD 17,908, respectively.

Note 8 Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	March 31, 2022	September 30, 2021
	USD	USD
Deferred consideration for the acquisition of TPL	32,738	32,915
Accrued salary	91,828	94,781
Amounts due to noncontrolling interests*	223,422	176,688
Receipt in advance	90,515	689,134
Income tax payable	1,823,246	1,510,977
Other payables	269,269	202,142
	2,531,018	2,706,637

*The amounts due to noncontrolling interest are unsecured, non-interest bearing and repayable on demand.

F-39

Note 9 Credit facilities

Bank borrowings

Summary of outstanding bank borrowings as of September 30, 2021 and 2020 consisted of the following:

Bank Name	Drawdown Date	Due Date	Interest rate	Guarantee	Date of paid off	March 31, 2022	September 30, 2021
Bank of China*	June 3, 2020	June 2, 2023	2.5% below Prime rate	Guarantee by Mr. Lee Fook Chuen Byron	-	339,320	391,036
Bank of China**	December 1, 2020	November 30, 2025	2.5% below Prime rate	Guarantee by Mr. Lee Fook Chuen Byron	-	211,979	226,592
Bank of China***	January 5, 2022	January 5, 2023	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	-	383,284	1,027,632
Bank of China***	July 19, 2021	July 19, 2022	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	February 16, 2022	-	256,904
Nanyang Commercial Bank****	August 13, 2021	November 11, 2021	2.25% over HIBOR	Guarantee by Mr. Lee Fook Chuen Byron, Lee Wing On Samson and a company owned by Mr. Lee Fook Chuen Byron	October 12, 2021	-	1,027,632

* This is a term loan agreement up to HKD 3,236,000. The Company utilized HKD 3,236,000 since June 3, 2020. The Company recognized this loan as long-term bank borrowings in its consolidated financial statements.

**This is a term loan agreement up to HKD 1,764,000. The Company utilized HKD 1,764,000 since December 1, 2020. The Company recognized this loan as long-term bank borrowings in its consolidated financial statements

***This is a revolving loan agreement up to HKD 10,000,000. The Company drewdown HKD 8,000,000 and HKD 2,000,000 on March 31, 2021 and July 19, 2021, respectively. Subsequently, the Company repaid HKD 3,000,000 on November 2, 2021 and drewdown HKD 3,000,000 on January 5, 2022, and repaid HKD 5,000,000 and HKD 2,000,000 on February 4, 2022 and February 16, 2022, respectively. The Company recognized this loan as short-term bank borrowings in its consolidated financial statements.

****This is a revolving loan agreement up to HKD 8,000,000. The Company drewdown HKD 80,000,000 on August 13, 2021 and subsequently repaid the amount on November 11, 2021. The Company recognized this loan as short-term bank borrowings in its consolidated financial statements.

Interest expense incurred from the bank borrowings were USD 20,144 and USD 10,938 for the six months ended March 31, 2022 and 2021, respectively. The interest expense represents the weighted average rate of 2.7% and 1.9% for the six months ended March 31,2022 and 2021, respectively

F-40

Note 10 Leases

The Company entered into leases for offices space located in HK and all PRC offices, including Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen, and a warehouse located Hong Kong.

As of March 31, 2022 and September 30, 2021, the Company’s operating lease has an average remaining lease term of 1.1 year and 1.4 years, respectively. As of the same date, the Company’s operating leases had a weighted average discount rate of 3% and 3%, respectively.

The depreciation of lease assets of the Company for the six months ended March 31, 2022 and 2021 were USD 348,504 and USD 139,458, respectively. The finance cost recognized in relation to the leases for the years ended September 30, 2021 and 2020 were USD 7,909 and USD 5,466, respectively.

Note 11 Related party balances and transactions

Related party balances

The amount due from a director consists of the followings:

Name	Relationship	Nature	March 31, 2022 (USD)	September 30, 2021 (USD)
Mr. Lee Fook Chuen Byron	Sole shareholder / director	Advanced to shareholder / director	11,740,144	9,591,631

The above amount is unsecured, non-interest bearing and repayable on demand. The amount was off-set by the special dividend declared to the Company’s sole shareholder, Fook Star, of which Mr. Lee Fook Chuen, Byron is the sole shareholder on record, on June 23, 2022.

Related party transaction (Guarantee)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 9 for the details of each guarantee made by the related parties to the Company as of March 31, 2022 and September 30, 2021.

The Company provided a guarantee to a company wholly owned by Mr. Byron Lee Fook Chuen in relation to a bank borrowing. The bank loan was fully settled on June 23, 2022.

Related party transaction

Except for the guarantee made by the related parties to the Company and the guarantee provided by the Company to a related party as disclosed above, the Company entered into the rental agreements with the related parties for the offices premise situated in Hong Kong and PRC, as followings:

Office premise	Relationship with the lessor	Rental expenses for the six months ended March 31, 2022 (USD)	Rental expenses for the six months ended March 31, 2021 (USD)
Guangzhou	Lessor is a company owned by Mr. Lee, sole shareholder	6,916	9,224
Ningbo	Lessor is Mr. Lee, sole shareholder	-	6,801
Qingdao	Lessor is Mr. Lee, sole shareholder	7,337	9,501
Shanghai	Lessor is a company owned by Mr. Lee, sole shareholder	20,136	30,369
Shenzhen	Lessor is Mr. Lee, and his spouse	25,365	35,695
Xiamen	Lessor is a company owned by Mr. Lee, sole shareholder	4,397	4,144
Hong Kong	Lessor is a company owned by Mr. Lee, sole shareholder	34,554	33,724
		98,705	129,458

The related party transactions are determined on an arm-length basis by reference to the market price of the comparable office premises.

F-41

Note 12 Employee benefits government plan

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Note 13 Revenue

Revenues by geographic locations are as follows:

	For the six months ended March 31,
	2022	2021
Hong Kong	25,610,135	14,051,139
Beijing	944,766	-
Guangzhou	548,872	803,187
Ningbo	4,635,063	2,778,902
Qingdao	536,346	521,937
Shanghai	7,288,751	4,162,509
Shenzhen	5,036,824	5,462,062
Xiamen	445,935	803,728
	45,046,692	28,583,464

Revenues by type are as follows:

	For the six months ended March 31,
	2022	2021
Air freight	6,489,338	5,984,095
Sea freight	34,989,068	20,340,053
Rail freight	535,633	125,590
Ancillary services	3,032,653	2,133,726
	45,046,692	28,583,464

Note 14 Income taxes

	For the six months ended March 31
	2022	2021
	USD	USD
Income before income tax expense	1,566,239	2,711,972
Income tax computed at statutory tax rate of 16.5%	258,429	447,475
Effect of different tax rates available to different jurisdictions	190,437	51,776
Non-deductible expenses and non-taxable income, net	8,330	7,630
Effect of tax loss not recognized	111,241	21,865
Income tax expense	568,437	528,746

F-42

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

CGL Holding limited and China Global Lines Holding Limited are incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

CGL is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for the first HK$ 2 million assessable profits and 16.5% for the assessable profits over the first HK$ 2 million.

PRC

The Company’s’ PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Note 15 Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on 3 March 2022. The authorized number of ordinary shares was 303,000,000 shares with a par value of USD 0.0001 per ordinary share.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 15,000,000 shares of ordinary shares outstanding effected on June 9, 2022 that have been retroactively restated to the beginning of the first period presented.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

F-43

Note 16 Commitments and Contingencies

Lease Commitments

The Company entered into leases for offices space located in HK and all PRC offices, including Beijing, Guangzhou, Ningbo, Qingdao, Shanghai, Shenzhen and Xiamen, and a warehouse located Hong Kong.

Guarantee provided

The Company provided a guarantee to a bank in relation to a bank loan for a company wholly owned by Mr. Lee Fook Chuen, Byron. The bank loan was fully settled on June 23, 2022.

Note 17 Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to USD 577,911 and USD55,709 as of March 31, 2022 and September 30, 2021, respectively. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Note 18 Subsequent Event

The amount due from a director amounted to USD 14,214,127, USD 11,740,144 and USD 9,591,631 as of June 23, 2022, March 31, 2022 and September 30, 2021, respectively. This amount represents the amount due from Mr. Lee Fook Chuen, Byron.

On June 23, 2022, the Company declared a special dividend to Mr. Byron Lee Fook Chuen of USD $14,214,127 to offset the loan amount of US$11,740,144 advanced to Mr. Byron Lee as of March 31, 2022 and further advances aggregating US$2,473,983 between that date and June 23, 2022. This is a non-adjusting subsequent event and non-cash in nature.

F-44

CGL LOGISTICS HOLDINGS LIMITED

PRELIMINARY PROSPECTUS

Through and including [_____________], 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

II-1

Ordinary Shares

Pursuant to a group reorganization in 2022 that involved several steps, the Registrant issued an aggregate of 15,000,000 Ordinary Shares, par value US$0.0001.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

Fook Star International Holding Limited, a company incorporated in the BVI with limited liability on November 14, 2016, and wholly-owned by Mr. Byron Lee, our CEO	March 3, 2022	1	$0.01

Fook Star International Holding Limited, a company incorporated in the BVI with limited liability on November 14, 2016, and wholly-owned by Mr. Byron Lee, our CEO	April 26, 2022	2	Consideration for the allotment of ordinary shares is satisfied in full by share contribution of 100% of the ownership of each of CGL Holding Limited and China Global Lines Holdings Limited

Fook Star International Holding Limited, a company incorporated in the BVI with limited liability on November 14, 2016, and wholly-owned by Mr. Byron Lee, our CEO	June 9, 2022	14,999,997	$1,500

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement***
3.1	Memorandum and Articles of Association of the Registrant dated March 3, 2022**
5.1	Form of Opinion of Appleby regarding the validity of securities being registered***
8.1	Form of Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)***
8.2	Form of Opinion of CFN Lawyers regarding certain Hong Kong tax matters (included in Exhibit 99.1)***
10.1	Form of Directors’ Agreement***
10.2	Form of Indemnification Agreement***
10.3	Audit Committee Charter**
10.4	Nomination Committee Charter**
10.5	Compensation Committee Charter**
14	Form of Code of Ethics of the Registrant**
21.1	Form of List of Subsidiaries of the Registrant***
23.1	Form of Consent of JP Centurion & Partners PLT*
23.2	Form of Consent of Appleby (included in Exhibits 5.1 and 8.1)***
23.3	Form of Consent of CFN Lawyers (included in Exhibits 8.2 and 99.1)***
24.1	Form of Power of Attorney (included on signature pages)
99.1	Form of Opinion of CFN Lawyers regarding Hong Kong legal matters***

* Submitted herewith

**Previously submitted.

*** To be submitted

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on _________, 2022.

CGL LOGISTICS HOLDINGS LIMITED

By:
Name:	LEE Fook Chuen Byron
Title:	Chief Executive Officer

We, the undersigned directors and executive officers of CGL Logistics Holdings Limited and its subsidiaries hereby severally constitute and appoint LEE Fook Chuen Byron, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:
LEE Fook Chuen Byron, Executive Director

Date:
JIAN Yibin, Principal Accounting Officer/Chief Financial Officer, Executive Director

Date:
CHAN Sau Kuen Cathine, Director

Date:
LAM Chi Wai, Director

Date:
Michael Coyne, Director

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York, United States of America on ________, 2022.

AUTHORIZED U.S. REPRESENTATIVE

COGENCY GLOBAL, INC.

By:
Name:
Title:

II-5